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                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549


                              AMENDMENT NO. 1

                                     TO


                               SCHEDULE 13E-3

                               (RULE 13e-100)

        TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
               EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

            RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                       OF THE SECURITIES ACT OF 1934

                            FEDDERS CORPORATION
                              (Name of Issuer)


                            FEDDERS CORPORATION
                            FC MERGER SUB, INC.
                             SALVATORE GIORDANO
                             SAL GIORDANO, JR.
                              JOSEPH GIORDANO
                        GIORDANO HOLDING CORPORATION
                   (Names of Person(s) Filing Statement)


                       COMMON STOCK, PAR VALUE $1.00
                       CLASS A STOCK, PAR VALUE $1.00
                       (Title of Class of Securities)

                          COMMON STOCK: 313135105
                          CLASS A STOCK: 313135303
                   (CUSIP Number of Class of Securities)

                               --------------


                          ROBERT N. EDWARDS, ESQ.
                     VICE PRESIDENT AND GENERAL COUNSEL
                            FEDDERS CORPORATION
                           505 MARTINSVILLE ROAD
                   LIBERTY CORNER, NEW JERSEY 07938-0813
                               (908) 604-8686


    (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


This statement is filed in connection with (check the appropriate box):
a.       |X|      The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or
                  Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.       |X|      The filing of a registration statement under the
                  Securities Act of 1933.
c.       |_|      A tender offer.
d.       |_|      None of the above.




Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|



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         Transaction Valuation*                Amount of Filing Fee**
-------------------------------------------------------------------------------
             $147,239,504.10                         $29,447.90
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* The "Transaction Valuation" amount is calculated solely for purposes of determining the filing fee and is based on: (i) the average of the high and low prices of the Fedders Corporation Common Stock as reported on the New York Stock Exchange Composite Tape on April 10, 2001 times the number of shares of Common Stock proposed to be acquired, plus (ii) the average of the high and low prices of the Fedders Corporation Class A Stock as reported on the New York Stock Exchange Composite Tape on April 10, 2001 times the number of shares of Class A Stock proposed to be acquired, plus
         (iii) the book value of the Fedders Corporation Class B Stock as of April 10, 2001 times the number of shares of Class B Stock proposed to be acquired.

**       Calculated as 1/50th of 1% of the Transaction Value.

[X ] Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  $36,770.21
Form or Registration No.:  333-58876
Filing Party:  Fedders Corporation
Date Filed:  April 13, 2001


Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the merger of Fedders Corporation with and into FC Merger Sub, Inc. or the securities to be issued therein; (ii) passed on the merits or fairness of the merger; or
(iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.





         This Amendment No. 1 (this "Amendment") amends and supplements the Rule 13e-3 Transaction Statement filed April 13, 2001 with the Securities and Exchange Commission in connection with the recapitalization of Fedders Corporation through a merger of FC Merger Sub, Inc., a wholly-owned subsidiary of Fedders, with and into Fedders with Fedders as the surviving corporation. In the recapitalization agreement, each share of Fedders voting Common Stock, par value $1.00 per share, and non-voting Class A Stock, par value $1.00 per share, will be combined into a single class of new voting Common Stock, par value $.01 per share, and Fedders voting Class B Stock, par value $1.00 per share, will be converted into a class of new voting Class B Stock, par value $.01 per share. Each share of Fedders voting Common Stock will entitle its holder to 1.1 shares of new voting Common Stock, and each share of non-voting Class A Stock will entitle its holder to one share of new voting Common Stock. Each share of voting Class B Stock will entitle its holder to 1.1 shares of new voting Class B Stock.

         Concurrently with the filing of this Amendment, Fedders has filed with the Commission Amendment No. 1 to its Registration Statement on Form S-4 in connection with its special meeting of stockholders at which stockholders of Fedders will be asked to approve the recapitalization and adopt the recapitalization agreement which sets forth the terms and conditions of the recapitalization.


ITEM 1.       SUMMARY TERM SHEET.


              The information set forth in the Proxy Statement/Prospectus under the caption "SUMMARY TERM SHEET" is incorporated herein by reference pursuant to General Instruction G to Schedule 13e-3.


ITEM 2.       SUBJECT COMPANY INFORMATION.


              (a) NAME AND ADDRESS. The information set forth in the Proxy Statement/Prospectus under the caption "INFORMATION ABOUT FEDDERS AND CERTAIN AFFILIATES - Fedders Corporation" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.


              (b) SECURITIES. The information set forth in the Proxy Statement/Prospectus under the captions "SPECIAL FACTORS - The Effect of the Recapitalization" and "THE RECAPITALIZATION - What Fedders Stockholders Will Receive" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

              (c) TRADING MARKET AND PRICE. The information set forth in the Proxy Statement/Prospectus under the caption "MARKET PRICES AND DIVIDENDS" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

              (d) DIVIDENDS. The information set forth in the Proxy Statement/Prospectus under the caption "MARKET PRICES AND DIVIDENDS" is incorporated herein by reference pursuant to General Instruction G to
Schedule 13E-3.

              (e) PRIOR PUBLIC OFFERINGS. Not applicable.

              (f) PRIOR STOCK PURCHASES. The information set forth in the Proxy Statement/Prospectus under the caption "RECENT TRANSACTIONS IN SECURITIES" is incorporated herein by reference pursuant to General Instruction G to the Schedule 13E-3.

ITEM 3.       IDENTITY AND BACKGROUND OF FILING PERSON.


              (a) NAME AND ADDRESS. The information set forth in the Proxy Statement/Prospectus under the caption "INFORMATION ABOUT FEDDERS AND CERTAIN AFFILIATES" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

              (b) BUSINESS AND BACKGROUND OF ENTITIES. The information set forth in the Proxy Statement/Prospectus under the captions "INFORMATION ABOUT FEDDERS AND CERTAIN AFFILIATES - FC Merger Sub, Inc." and "- Giordano Holding Corporation" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3

              (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information set forth in the Proxy Statement/Prospectus under the captions "INFORMATION ABOUT FEDDERS AND CERTAIN AFFILIATES," "SPECIAL FACTORS - Directors" and "- Officers" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.


ITEM 4.       TERMS OF THE TRANSACTION.


              (a) MATERIAL TERMS. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - The Recapitalization and Related Matters - Amendment of Certificate of Incorporation and Recapitalization," "- Treatment of the Common Stock in the Recapitalization," "- Treatment of the Class A Stock in the Recapitalization," "- Treatment of the Class B Stock in the Recapitalization," "- Stockholder Vote," "- Material Federal Income Tax Consequences of the Recapitalization," "QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION," "THE SPECIAL MEETING - Record Date; Stock Entitled to Vote; Vote Required; Quorum," "SPECIAL FACTORS - Background of the Proposed Recapitalization," "- Recommendations of the Fedders Board; Reasons for the Recapitalization," "- Stockholder Vote," "- Material Federal Income Tax Consequences of the Recapitalization," "THE RECAPITALIZATION" and "DESCRIPTION OF FEDDERS CAPITAL STOCK BEFORE AND AFTER THE RECAPITALIZATION" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

              (b) DIFFERENT TERMS. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - The Recapitalization and Related Matters - Treatment of the Common Stock in the Recapitalization," "- Treatment of the Class A Stock in the Recapitalization," "- Treatment of the Class B Stock in the Recapitalization," "QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION," "THE RECAPITALIZATION - What Fedders Stockholders Will Receive," and "DESCRIPTION OF FEDDERS CAPITAL STOCK BEFORE AND AFTER THE RECAPITALIZATION" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

              (c) APPRAISAL RIGHTS. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - The Recapitalization and Related Matters - Appraisal Rights," "QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION," and "THE RECAPITALIZATION - Appraisal Rights" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

              (d) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - The Recapitalization and Related Matters - Stockholder Vote," "QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION," and "SPECIAL FACTORS - Recommendations of the Fedders Board; Reasons for the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

              (e) ELIGIBILITY FOR LISTING OR TRADING. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - The Recapitalization and Related Matters - Treatment of the Common Stock in the Recapitalization," "- Treatment of the Class A Stock in the Recapitalization," "- Treatment of the Class B Stock in the Recapitalization," "THE RECAPITALIZATION - New York Stock Exchange Listing," and "DESCRIPTION OF FEDDERS CAPITAL STOCK BEFORE AND AFTER THE RECAPITALIZATION" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.


ITEM 5.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

              (a)     TRANSACTIONS.  Not applicable.

              (b)     SIGNIFICANT CORPORATE EVENTS.  Not applicable

              (c)     NEGOTIATIONS OR CONTRACTS.  Not applicable.

              (d) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. Not applicable.

ITEM 6.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.


              (a) USE OF SECURITIES ACQUIRED. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - The Recapitalization and Related Matters - Treatment of the Common Stock in the Recapitalization," "- Treatment of the Class A Stock in the Recapitalization," "- Treatment of the Class B Stock in the Recapitalization," "QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION," "SPECIAL FACTORS - Effect of the Recapitalization," and "THE RECAPITALIZATION - What Fedders Stockholders Will Receive" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

              (b) PLANS. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - The Recapitalization and Related Matters - Treatment of the Class B Stock in the Recapitalization," "QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION," "SPECIAL FACTORS - Effect of the Recapitalization," "THE RECAPITALIZATION - New York Stock Exchange Listing," "DESCRIPTION OF FEDDERS CAPITAL STOCK BEFORE AND AFTER THE RECAPITALIZATION - FEDDERS COMMON STOCK - Dividend Rights," "- FEDDERS CLASS A STOCK - Post Recapitalization Rights" and "- FEDDERS CLASS B STOCK - Dividend Rights" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.


ITEM 7.       PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

              (a) PURPOSES. The information set forth in the Proxy Statement/Prospectus under the captions "SPECIAL FACTORS - Background of the Proposed Recapitalization" and "- Recommendations of the Fedders Board; Reasons for the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

              (b) ALTERNATIVES. The information set forth in the Proxy Statement/Prospectus under the caption "SPECIAL FACTORS - Background of the Proposed Recapitalization" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

              (c) REASONS. The information set forth in the Proxy
Statement/Prospectus under the captions "SPECIAL FACTORS - Background of the Proposed Recapitalization," "- Board Review of the Recapitalization," and "- Recommendations of the Fedders Board; Reasons for the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.


              (d) EFFECTS. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - The Recapitalization and Related Matters - Amendment of Certificate of Incorporation and Recapitalization," "- Treatment of the Common Stock in the Recapitalization," "- Treatment of the Class A Stock in the Recapitalization," "- Treatment of the Class B Stock in the Recapitalization," "- Material Federal Income Tax Consequences of the Recapitalization," "SPECIAL FACTORS - Background of the Proposed Recapitalization," "- Board Review of the Recapitalization," "- Recommendations of the Fedders Board; Reasons for the Recapitalization," "- Effects of the Recapitalization," "- Material Federal Income Tax Consequences of the Recapitalization," and "DESCRIPTION OF FEDDERS CAPITAL STOCK BEFORE AND AFTER THE RECAPITALIZATION" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.


ITEM 8.       FAIRNESS OF THE TRANSACTION.


              (a) FAIRNESS. The information set forth in the Proxy Statement/Prospectus under the captions "SPECIAL FACTORS - Recommendations of the Fedders Board; Reasons for the Recapitalization" and "- Review of the Recapitalization by Filing Parties" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

              (b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth in the Proxy Statement/Prospectus under the captions "SPECIAL FACTORS - Background of the Proposed Recapitalization," "- Background of the Proposed Amendment to the Certificate of Incorporation," "- Board Review of the Recapitalization," "- Recommendations of the Fedders Board; Reasons for the Recapitalization," "- Fairness Opinion of TM Capital Corp.," and "- Review of the Recapitalization by Filing Parties" is incorporated herein by reference pursuant to General Instruction G to
Schedule 13E-3.

              (c) APPROVAL OF SECURITY HOLDERS. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - Stockholder Vote," "SPECIAL FACTORS - Recommendations of the Fedders Board; Reasons for the Recapitalization," and "- Stockholder Vote" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.


              (d) UNAFFILIATED REPRESENTATIVE. The information set forth in the Proxy Statement/Prospectus under the caption "SPECIAL FACTORS - Recommendations of the Fedders Board; Reasons for the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to
Schedule 13E-3.

              (e) APPROVAL OF DIRECTORS. The information set forth in the Proxy Statement/Prospectus under the caption "SPECIAL FACTORS -
Recommendations of the Fedders Board; Reasons for the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to
Schedule 13E-3.

              (f) OTHER OFFERS. Not applicable

ITEM 9.       REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.


              (a) REPORT, OPINION OR APPRAISAL. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - Fairness Opinion of TM Capital Corp." and "SPECIAL FACTORS - Fairness Opinion of TM Capital Corp." is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

              (b) PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - Fairness Opinion of TM Capital Corp.," "SPECIAL FACTORS - Background of the Proposed Recapitalization," "- Recommendations of the Fedders Board; Reasons for the Recapitalization," and "- Fairness Opinion of TM Capital Corp." is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

              (c) AVAILABILITY OF DOCUMENTS. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - Fairness Opinion of TM Capital Corp." and "SPECIAL FACTORS - Fairness Opinion of TM Capital Corp." and Annex B to the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction G to
Schedule 13E-3.


ITEM 10.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              (a) SOURCE OF FUNDS. The information set forth in the Proxy Statement/Prospectus under the caption "SPECIAL FACTORS - Financing the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

              (b) CONDITIONS. Not applicable.

              (c) EXPENSES. The information set forth in the Proxy Statement/Prospectus under the caption "THE RECAPITALIZATION - Estimated Fees and Expenses of the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

              (d) BORROWED FUNDS. Not applicable.

ITEM 11.      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.


              (a) SECURITIES OWNERSHIP. The information set forth in the Proxy Statement/Prospectus under the captions "SUMMARY TERM SHEET - Interests of Certain Persons in the Recapitalization" and "SPECIAL FACTORS
- Interests of Certain Persons in the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.


              (b) SECURITIES TRANSACTIONS. The information set forth in the Proxy Statement/Prospectus under the caption "RECENT TRANSACTIONS IN SECURITIES" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 12.      THE SOLICITATION OR RECOMMENDATION.

              (a) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth in the Proxy Statement/Prospectus under the captions "QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION" and "THE RECAPITALIZATION - Conditions to Completion of the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to
Schedule 13E-3.

              (b) RECOMMENDATION OF OTHERS. The information set forth in the Proxy Statement/Prospectus under the captions "QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION," "SPECIAL FACTORS - Board Review of the Recapitalization," and "- Recommendations of the Fedders Board; Reasons for the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 13.      FINANCIAL STATEMENTS.

              (a) FINANCIAL INFORMATION. The information set forth in the Proxy Statement/Prospectus under the captions "SELECTED CONSOLIDATED FINANCIAL DATA" and "FINANCIAL STATEMENTS" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.


              (b) PRO FORMA INFORMATION. The information set forth in the Proxy Statement/Prospectus under the captions "SELECTED UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL DATA" and "FINANCIAL STATEMENTS - UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL DATA" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.


ITEM 14.      PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

              (a) SOLICITATIONS OR RECOMMENDATIONS. The information set forth in the Proxy Statement/Prospectus under the caption "THE SPECIAL MEETING - Proxy Solicitation Information" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

              (b) EMPLOYEES AND CORPORATE ASSETS. The information set forth in the Proxy Statement/Prospectus under the captions "THE SPECIAL MEETING - Proxy Solicitation Information" and "SPECIAL FACTORS - Financing the Recapitalization" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 15.      ADDITIONAL INFORMATION.

              (a) OTHER MATERIAL INFORMATION. The entirety of the Proxy Statement/Prospectus is incorporated herein by reference.

ITEM 16.      EXHIBITS.

              *(a)(1) Letter to Stockholders (included in the Proxy
                      Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

              *(a)(2) Notice of Annual Meeting of Shareholders (included in the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

              *(a)(3) Proxy Statement/Prospectus

              *(a)(5) Recapitalization Agreement and Plan of Merger by and
                      between Fedders Corporation and FC Merger Sub, Inc. (included as Annex A to the Proxy
                      Statement/Prospectus, which is filed herewith as Exhibit (a)(3))


              *(c) Fairness Opinion of TM Capital Corp. dated March 1, 2001 (included as Annex B to the Proxy
                      Statement/Prospectus, which is filed herewith as Exhibit (a)(3))


              *(f) Text of Sections Section 262 of the Delaware General Corporation Law (included as Annex C to the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))


-------------------

              *       Filed herewith




                                 SIGNATURES

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: June 6, 2001            FEDDERS CORPORATION


                               /s/ Kent E. Hansen
                               -----------------------------------------------
                               Name: Kent E. Hansen
                               Title: Executive Vice President and Secretary


Dated: June 6, 2001            FC MERGER SUB, INC.


                               /s/ Michael Giordano
                               -----------------------------------------------
                               Name: Michael Giordano
                               Title: Vice President


Dated: June 6, 2001            SALVATORE GIORDANO


                               /s/ Salvatore Giordano
                               -----------------------------------------------
                               Name: Salvatore Giordano


Dated: June 6, 2001            SAL GIORDANO, JR.


                               /s/ Sal Giordano, Jr.
                               -----------------------------------------------
                               Name: Sal Giordano, Jr.


Dated: June 6, 2001            JOSEPH GIORDANO


                               /s/ Joseph Giordano
                               -----------------------------------------------
                               Name: Joseph Giordano


Dated: June 6, 2001            GIORDANO HOLDING CORPORATION


                               /s/ Sal Giordano, Jr.
                               -----------------------------------------------
                               Name:  Sal Giordano, Jr.
                               Title: Vice President




                                    EXHIBIT INDEX

EXHIBIT
NO.                                     DESCRIPTION
-------                                 -----------

*(a)(1) Letter to Stockholders (included in the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

*(a)(2) Notice of Annual Meeting of Shareholders (included in the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

*(a)(3)               Proxy Statement/Prospectus

*(a)(5) Recapitalization Agreement and Plan of Merger by and between Fedders Corporation and FC Merger Sub, Inc. (included as Annex A to the Proxy
                      Statement/Prospectus, which is filed herewith as Exhibit (a)(3))


*(c) Fairness Opinion of TM Capital Corp. dated March 1, 2001 (included as Annex B to the Proxy
                      Statement/Prospectus, which is filed herewith as Exhibit (a)(3))


*(f) Text of Sections Section 262 of the Delaware General Corporation Law (included as Annex C to the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))


-------------------

*    Filed herewith




                  PROXY STATEMENT FOR FEDDERS CORPORATION

                         --------------------------

                 SPECIAL MEETING OF STOCKHOLDERS TO BE HELD
                             ___________, 2001

                         --------------------------

                     PROSPECTUS FOR FEDDERS CORPORATION


             32,976,284 SHARES OF COMMON STOCK, PAR VALUE $.01
             2,493,046 SHARES OF CLASS B STOCK, PAR VALUE $.01


                         --------------------------

Dear Fellow Stockholder:


         You are invited to attend a special meeting of stockholders at 10:30 a.m., local time, on _______, 2001, at 505 Martinsville Road, Liberty Corner, New Jersey. A notice of the special meeting and the proxy statement follow.


         You are being asked to approve (i) a proposal to amend Fedders' certificate of incorporation to delete Section VI of clause A of Article Second which provides that in any merger or consolidation the holders of Class A Stock are entitled to receive the same per share consideration as is received by the holders of the Common Stock and (ii) a proposal to recapitalize Fedders through a merger of FC Merger Sub, Inc., a wholly owned subsidiary of Fedders, with and into Fedders, with Fedders as the surviving corporation. In the recapitalization, Fedders voting Common Stock, par value $1.00 per share, and non-voting Class A Stock, par value $1.00 per share, will be combined into a single class of new voting Common Stock, par value $.01 per share, and Fedders voting Class B Stock, par value $1.00 per share, will be exchanged for a class of new voting Class B Stock, par value $.01 per share. Each share of voting Common Stock will entitle its holder to 1.1 shares of new voting Common Stock, and each share of non-voting Class A Stock will entitle its holder to one share of new voting Common Stock. Each share of voting Class B Stock will entitle its holder to 1.1 shares of new voting Class B Stock. Consummation of the recapitalization is conditioned on approval of the proposal to amend Fedders' certificate of incorporation.


         In evaluating the recapitalization, the board of directors received an opinion from its financial advisor, TM Capital Corp., as to the fairness, from a financial point of view, of the proposed transaction. See "Fairness Opinion of TM Capital Corp." beginning on page 23. Based on this opinion as well as each board member's independent evaluation of the recapitalization, the board of directors believes that this simplified capital structure will enhance stockholder value by eliminating potential investor confusion, administrative expense, and perceived negative impact on the market price of our Common Stock and Class A Stock that results from having a dual, voting and non-voting, class structure for our listed stock. The board of directors also believes that the combination of our Common Stock and Class A Stock may potentially increase the liquidity, trading volume, and trading efficiencies of our listed stock, and potentially increase our investor base.


         The accompanying proxy statement/prospectus provides detailed information about the recapitalization. Please read the entire proxy statement/prospectus and the appendices carefully.


         The board of directors strongly recommends that you vote, or instruct your broker or nominee to vote, FOR approval of (i) the proposed amendment to the certificate of incorporation and (ii) the recapitalization. Please sign, date and mail the enclosed proxy in the postage-paid envelope or instruct us by telephone or via the Internet as to how you would like your shares voted.


Sincerely,


/s/ Salvatore Giordano                     /s/ Sal Giordano, Jr.
Chairman Emeritus                          Chairman and Chief Executive Officer


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.


The date of this document is ________, 2001 and it is first being mailed to stockholders on or about ________, 2001





                            FEDDERS CORPORATION
                      LIBERTY CORNER, NEW JERSEY 07938
                         --------------------------

                 NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                            TO BE HELD ON , 2001
                         --------------------------



         NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Fedders Corporation will be held at Fedders' corporate offices located at 505 Martinsville Road, Liberty Corner, New Jersey 07938 on __________ [day of the week], ____________, 2001 at 10:30 a.m.


         The purpose of the meeting is to consider and vote upon (i) a proposal to amend Fedders' certificate of incorporation to delete Section VI of clause A of Article Second which provides that in any merger or consolidation the holders of Class A Stock are entitled to receive the same per share consideration as is received by the holders of the Common Stock and (ii) a proposal to recapitalize Fedders through a merger of FC Merger Sub, Inc., a wholly owned subsidiary of Fedders, with and into Fedders, with Fedders as the surviving corporation. Consummation of the recapitalization is conditioned on approval of the proposal to amend Fedders' certificate of incorporation.

         In the recapitalization, Fedders voting Common Stock, par value $1.00 per share, and non-voting Class A Stock, par value $1.00 per share, will be combined into a single class of new voting Common Stock, par value $.01 per share, and Fedders voting Class B Stock, par value $1.00 per share, will be exchanged for a new class of voting Class B Stock, par value $.01 per share. Each share of voting Common Stock will entitle its holder to 1.1 shares of new voting Common Stock, and each share of non-voting Class A Stock will entitle its holder to one share of new voting Common Stock. Each share of voting Class B Stock will entitle its holder to 1.1 shares of new voting Class B Stock.

                                         By order of the board of directors


                                         KENT E. HANSEN
                                         Executive Vice President and Secretary


Dated:   ________________, 2001
         Liberty Corner, New Jersey


         IMPORTANT: THE BOARD OF DIRECTORS INVITES YOU TO ATTEND THE MEETING IN PERSON, BUT IF YOU ARE UNABLE TO BE PERSONALLY PRESENT, PLEASE DATE, SIGN AND RETURN THE ENCLOSED PROXY IMMEDIATELY. NO POSTAGE IS REQUIRED IF THE PROXY IS RETURNED IN THE ENCLOSED ENVELOPE AND MAILED IN THE UNITED STATES. IF YOU PREFER, YOU MAY CAST YOUR VOTE TOLL-FREE BY TELEPHONE OR ONLINE OVER THE INTERNET. SIMPLY FOLLOW THE INSTRUCTIONS CONTAINED ON THE ENCLOSED PROXY CARD.

         The accompanying proxy statement/prospectus incorporates important business and financial information about Fedders that is not included in or delivered with this document. Stockholders may obtain documents incorporated by reference in this document free of charge by requesting them orally or in writing from Fedders at the following address:

        Mail:                                    Telephone:  (908) 604-8686
        Fedders Corporation
        505 Martinsville Road                    Facsimile:  (908) 604-8576
        Liberty Corner, NJ  07938-0813

                                                 E-mail:  khansen@fedders.com



         If you would like to request documents from us, please do so by ____________, 2001 to receive them before the special meeting.


                             TABLE OF CONTENTS

                                                                          PAGE



SUMMARY TERM SHEET...........................................................1
     Description of Business.................................................1
     The Recapitalization and Related Matters................................1
     Interests of Certain Persons in the Recapitalization....................3

QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION.............................4

MARKET PRICES AND DIVIDENDS..................................................8

SELECTED CONSOLIDATED FINANCIAL DATA.........................................9

COMPARATIVE PER SHARE DATA..................................................11

SELECTED UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL DATA..........12

THE SPECIAL MEETING.........................................................15
     Date, Place and Time...................................................15
     Purpose of the Special Meeting.........................................15
     Record Date; Stock Entitled to Vote; Vote Required; Quorum.............15
     Voting of Proxies......................................................16
     Revocation of Proxies..................................................16
     Matters to be Acted on at the Special Meeting..........................16
     How to Vote Your Proxy.................................................16
     Proxy Solicitation Information.........................................16

SPECIAL FACTORS.............................................................17
     Background of the Proposed Recapitalization............................17
     Background of the Proposed Amendment to the Certificate
     of Incorporation.......................................................19
     Board Review of the Recapitalization...................................20
     Recommendations of the Fedders Board; Reasons for the
     Recapitalization.......................................................21
     Review of the Recapitalization by Filing Parties.......................23
     Fairness Opinion of TM Capital Corp....................................23
     Effect of the Recapitalization.........................................27
     Stockholder Vote.......................................................27
     Interests of Certain Persons in the Recapitalization...................28
     Directors..............................................................30
     Officers...............................................................31
     Financing the Recapitalization.........................................33
     Material Federal Income Tax Consequences of the Recapitalization.......33

INFORMATION ABOUT FEDDERS AND CERTAIN AFFILIATES............................34
     Fedders Corporation....................................................34
     FC Merger Sub, Inc.....................................................34
     Giordano Holding Corporation...........................................34
     Salvatore Giordano.....................................................34
     Sal Giordano, Jr.......................................................34
     Joseph Giordano........................................................35


THE RECAPITALIZATION........................................................36
     General................................................................36
     What Fedders Stockholders Will Receive.................................36
     Conditions to Completion of the Recapitalization.......................36
     Amendment of the Recapitalization Agreement............................37
     Abandonment of the Recapitalization....................................37
     Estimated Fees and Expenses of the Recapitalization....................38
     Effective Time of the Recapitalization.................................38
     Regulatory Matters.....................................................38
     Appraisal Rights.......................................................38
     Employee Benefit Plans.................................................40
     Employee Stock Options.................................................40
     New York Stock Exchange Listing........................................40

RECENT TRANSACTIONS IN SECURITIES...........................................41

FINANCIAL STATEMENTS........................................................42
     UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL DATA..............42
     RATIO OF EARNINGS TO FIXED CHARGES.....................................45

THE RECAPITALIZATION AGREEMENT..............................................46
     General................................................................46
     Effect on Capital Stock................................................46
     Fractional Shares......................................................46
     Closing................................................................46
     Restated Certificate of Incorporation..................................46
     By-Laws................................................................46
     Directors and Officers.................................................47
     Termination............................................................47
     Amendments and Waiver..................................................47

DESCRIPTION OF FEDDERS CAPITAL STOCK BEFORE AND AFTER THE RECAPITALIZATION..48
     General................................................................48
     FEDDERS COMMON STOCK...................................................48
     FEDDERS CLASS A STOCK..................................................49
     FEDDERS CLASS B STOCK..................................................50

LEGAL MATTERS...............................................................51

EXPERTS.....................................................................52

STOCKHOLDER PROPOSALS FOR 2001..............................................52

OTHER MATTERS...............................................................52

WHERE YOU CAN FIND MORE INFORMATION.........................................52

FORWARD-LOOKING STATEMENTS..................................................54


LIST OF ANNEXES


Annex A -- Recapitalization Agreement and Plan of Merger


Annex B -- Fairness Opinion of TM Capital Corp.


Annex C -- Section 262 of the General Corporation Law of the State of Delaware





                             SUMMARY TERM SHEET

     This summary highlights the material information contained in this document, but may not include all of the information that you, as a stockholder, would like to know. To fully understand the recapitalization and for a more complete description of the legal terms of the recapitalization, you should carefully read this entire document, including the appendices and the other documents we refer to in this document. See "Where You Can Find More Information" beginning on page 52. The principal executive offices of Fedders Corporation ("Fedders") are located at 505 Martinsville Road, Liberty Corner, New Jersey 07938-0813. Fedders' telephone number is (908) 604-8686.

Description of Business

     o Fedders Corporation. Fedders, a Delaware corporation, is a leading global manufacturer of air treatment products, including air conditioners, air cleaners, dehumidifiers and humidifiers, and thermal technology products. Fedders was established more than 100 years ago and has been in the air treatment business for more than 50 years. Fedders has been expanding into a broad variety of air treatment businesses. Fedders is a filing person for the recapitalization.

     o FC Merger Sub, Inc. FC Merger Sub, Inc., a wholly owned subsidiary of Fedders, is a newly formed Delaware corporation created for the sole purpose of implementing the recapitalization. It has not conducted any business since its formation. At the time of the recapitalization, FC Merger Sub, Inc. will merge into Fedders and cease to exist. FC Merger Sub, Inc. is a filing person for the recapitalization.

The Recapitalization and Related Matters

     o Amendment of Certificate of Incorporation and Recapitalization. You are being asked to adopt an amendment to Fedders' certificate of incorporation to delete Section VI of clause A of Article Second, which provides that in any merger or consolidation the holders of Class A Stock are entitled to receive the same per share consideration as is received by the holders of Common Stock. You are also being asked to approve a recapitalization of Fedders through a merger of FC Merger Sub, Inc., a wholly owned subsidiary of Fedders, with and into Fedders, with Fedders as the surviving corporation. Consummation of the recapitalization is conditioned on approval of the proposal to amend Fedders' certificate of incorporation. See "The Recapitalization", beginning on page 36 of this document.

     o Treatment of the Common Stock in the Recapitalization. At the effective time of the recapitalization, each outstanding share of Common Stock will be exchanged for 1.1 shares of new Common Stock. The new Common Stock will be entitled to one vote per share, and will be listed for trading on the New York Stock Exchange under the symbol "FJC." It will have a par value of $0.01 and the new Common Stock and the new Class B Stock will have alternating preferences with respect to payments or distributions in the event of a liquidation of Fedders. See "Description of Fedders Capital Stock Before and After the Recapitalization", beginning on page 48 of this document.

     o Treatment of the Class A Stock in the Recapitalization. The proposed amendment to the certificate of incorporation will eliminate the right of the holders of Class A Stock to receive the same per share consideration as is received by the holders of Common Stock in any merger or consolidation, which will allow the recapitalization to be consummated on the terms described in this document. At the effective time of the recapitalization, each outstanding share of non-voting Class A Stock will be exchanged for one share of new voting Common Stock. See "Description of Fedders Capital Stock Before and After the Recapitalization", beginning on page 48 of this document.

     o Treatment of the Class B Stock in the Recapitalization. At the effective time of the recapitalization, each outstanding share of Class B Stock will be exchanged for 1.1 shares of new Class B Stock. The new Class B Stock will have voting rights but will not be listed for trading. The new Class B Stock will generally be entitled to one vote per share, but will be entitled to the special voting rights currently enjoyed by the holders of Class B Stock. It will have a par value of $0.01 and the new Common Stock and the new Class B Stock will have alternating preferences with respect to payments or distributions in the event of a liquidation of Fedders. To compensate the holders of new Class B Stock for the decrease in voting power resulting from the ability of the former Class A stockholders to vote their new Common Stock, a modification will be made to the dividend rights of the Class B Stock such that after the recapitalization, holders of the new Class B Stock will share equally in the payment of dividends with holders of the new Common Stock. After the recapitalization, the new Class B Stock will automatically convert into new Common Stock if the number of outstanding shares of new Class B Stock falls below 2.5% of the aggregate number of outstanding shares of new Common Stock and new Class B Stock. See "Description of Fedders Capital Stock Before and After the Recapitalization", beginning on page 48 of this document.

     o Treatment of Stock Options in the Recapitalization. Employee options to buy shares of Fedders' Common Stock outstanding at the time of the recapitalization will be adjusted, resulting in options to purchase a number of shares of new Common Stock determined by multiplying the number of shares of Common Stock subject to an option by 1.1. Employee options to buy shares of Class A Stock outstanding at the time of the recapitalization will be converted into options to buy an equivalent number of shares of new Common Stock. See "Employee Stock Options" beginning on page 40.

     o Stockholder Vote. The proposed amendment to the certificate of incorporation to delete Section VI of clause A of Article Second requires approval of at least a majority of the voting power of the shares of Common Stock, Class A Stock and Class B Stock, each voting separately as a class. Assuming the proposed amendment is approved, the recapitalization will require the approval of at least a majority of the voting power of the shares of Common Stock and Class B Stock, voting together as a single class. See "Stockholder Vote" beginning on page 27. In any vote of stockholders in which the holders of the Common Stock, Class A Stock and Class B Stock vote as separate classes and the holders of Class B Stock have one vote per share, the directors and executive officers of Fedders control approximately 0.7% of the aggregate voting power of the Common Stock, 27.1% of the aggregate voting power of the Class A Stock and 99.8% of the aggregate voting power of the Class B Stock. In any vote of stockholders in which the holders of the Common Stock and the Class B Stock vote together as a single class and the holders of Class B Stock have one vote per share, the directors and executive officers of Fedders control approximately 14.4% of the aggregate voting power. Approval of the recapitalization is not conditioned upon the favorable vote of a majority of Fedders' unaffiliated stockholders.

     o Fairness Opinion of TM Capital Corp. In deciding to approve the recapitalization of the Common Stock, Class A Stock and Class B Stock, the board of directors considered an opinion from its financial advisor, TM Capital Corp., as to the fairness, from a financial point of view, to the Common stockholders and Class A stockholders, of the exchange of each share of Common Stock for
         1.1 shares of new Common Stock and each share of Class A Stock for one share of new Common Stock. The opinion is summarized in the section entitled "Fairness Opinion of TM Capital Corp." beginning on page 23 of this document. In addition, the opinion is attached as Annex B to this document. We encourage you to read both the summary and the opinion in its entirety.

     o Recommendation of Fedders' Board of Directors. Fedders' board of directors has determined that the proposed amendment to Fedders' certificate of incorporation and the recapitalization are procedurally and substantively fair. It has unanimously approved the recapitalization, and recommends that you vote FOR both the proposed amendment to Fedders' certificate of incorporation and the recapitalization.

     o Material Federal Income Tax Consequences of the Recapitalization. In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, which is based upon the representations of Fedders, the recapitalization should constitute a "recapitalization" within the meaning of
         Section 368(a)(1)(E) of the Internal Revenue Code. Accordingly, you should not recognize any gain or loss upon the receipt of new Common Stock or Class B Stock in exchange for your old Common Stock, Class A Stock or Class B Stock in the recapitalization (except with respect to cash received in lieu of fractional shares). See "Material Federal Income Tax Consequences of the Recapitalization" beginning on page 33.

     o Conditions to Completion of the Recapitalization. A number of conditions must be met or waived before the recapitalization will be completed. The most significant conditions are that:

         o Fedders receives the required stockholder approval for the proposed amendment to the certificate of incorporation;

         o Fedders receives the required stockholder approval for the recapitalization;

         o the registration statement filed with the Securities and Exchange Commission in connection with the issuance of the shares of new Common Stock and new Class B Stock after the recapitalization becomes effective;

         o the New York Stock Exchange approves the listing of the shares of the new Common Stock;

         o if a filing becomes necessary under the Hart-Scott-Rodino Antitrust Improvements Act, all waiting periods have expired or terminated;

         o Fedders receives all necessary material licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with Fedders and its subsidiaries; and

         o Fedders files a certificate of merger with the Secretary of State of Delaware.

     o Appraisal Rights. Holders of Class B Stock, which is not listed on any stock exchange, are entitled to appraisal rights in connection with the recapitalization. Class B stockholders who do not vote for the recapitalization proposal and who dissent by complying with the procedures required by the Delaware General Corporation Law ("DGCL") will have the right to receive payment for the fair value of their shares as of the effective date of the recapitalization, as determined by the Delaware Court of Chancery. Any Class B stockholders who are entitled to appraisal rights must, in order to exercise such rights, demand such rights BEFORE the vote on the recapitalization at the special meeting of stockholders. The Giordano Holding Corporation holds approximately 99.8% of the Class B Stock. Salvatore Giordano, Fedders' Chairman Emeritus and a director, Sal Giordano, Jr., Fedders' Chairman and Chief Executive Officer and Joseph Giordano, a director of Fedders, exercise all the voting power of Giordano Holding Corporation. They have unanimously indicated their intention not to cause the Giordano Holding Corporation to exercise its statutory appraisal rights. Holders of Common Stock or Class A Stock are not entitled to appraisal rights by virtue of the recapitalization because the Common Stock and the Class A Stock are listed on the New York Stock Exchange and the Common Stock and Class A Stock are being combined into new Common Stock in the recapitalization. See "The Recapitalization - Appraisal Rights" beginning on page 38.

Interests of Certain Persons in the Recapitalization .

     o Voting Power. The directors and executive officers of Fedders together control 101,036 shares of the Common Stock, or approximately 0.7% of the Common Stock, 4,039,102 shares of Class A Stock, or approximately 27.1% of the Class A Stock and 2,262,566 shares of the Class B Stock, or approximately 99.8% of the Class B Stock.

         In any vote of stockholders in which the holders of the Common Stock and the Class B Stock vote together as a single class and the holders of Class B Stock have one vote per share, the directors and executive officers of Fedders control approximately 14.4% of the aggregate voting power. Fedders estimates that after the recapitalization, in any such vote of stockholders, the directors and executive officers will control approximately 20.1% of the aggregate voting power.

         In any vote of stockholders in which the holders of the Common Stock and the Class B Stock vote together as a single class and the holders of Class B Stock have ten votes per share, the directors and executive officers of Fedders control approximately 61.7% of the aggregate voting power. Fedders estimates that after the recapitalization, in any such vote of stockholders, the directors and executive officers will control approximately 52.4% of the aggregate voting power.

     o Beneficial Ownership. Fedders' directors and executive officers currently beneficially own 357,836 shares of Common Stock, or approximately 2.5% of the Common Stock, 4,760,662 shares of Class A Stock, or approximately 32.0% of the Class A Stock and 2,262,566 shares of the Class B Stock, or approximately 99.8% of the Class B Stock. After the recapitalization, the directors and executive officers will beneficially own approximately 16.9% of the new Common Stock and 99.8% of the new Class B Stock.



              QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION


Q:    What am I being asked to vote on?


A: We are asking you to vote your shares for the recapitalization of Fedders Corporation, through the merger of FC Merger Sub, Inc., a wholly owned subsidiary of Fedders, with and into Fedders, with Fedders as the surviving corporation. In the proposed recapitalization, Fedders voting Common Stock, par value $1.00 per share, and non-voting Class A Stock, par value $1.00 per share, will be combined into a single class of new voting Common Stock, par value $.01 per share, and Fedders voting Class B Stock, par value $1.00 per share, will be exchanged for a class of new voting Class B Stock, par value $.01 per share. Each share of voting Common Stock will entitle its holder to 1.1 shares of new voting Common Stock, and each share of non-voting Class A Stock will entitle its holder to one share of new voting Common Stock. Each share of voting Class B Stock will entitle its holder to 1.1 shares of new voting Class B Stock.


Q:    Who is eligible to vote at the special meeting?

A: You are eligible to vote your shares of Common Stock, Class A Stock and Class B Stock at the special meeting if you were a stockholder of record of those shares on the record date. The record date for the special meeting is the close of business on ____, 2001.

Q: Why should I vote in favor of the recapitalization, resulting in the combination of Fedders Common Stock and Class A Stock into one class of new voting Common Stock and the exchange of voting Class B Stock for new voting Class B Stock?

A: The recapitalization will simplify Fedders' capital structure. Fedders believes that its stock is undervalued, limiting, among other things, its ability to use its stock for acquisitions and to attract, retain or incentivize employees. We believe that the recapitalization will benefit both Fedders and you as a stockholder of Fedders by, among other things:

      o eliminating potential investor confusion and additional administrative expenses caused by having two classes of listed stock, voting and non-voting;

      o eliminating the perceived negative impact on the market price of Fedders stock that results from dual listing; and

      o potentially increasing Fedders' investor base and the liquidity, trading volume, and trading efficiencies of Fedders' listed stock.

Q: What is the position of the board of directors regarding the recapitalization?

A: The board of directors has unanimously approved the recapitalization, and recommends that you vote FOR both the proposed amendment to the certificate of incorporation and the recapitalization.

Q: How many votes are needed for the proposed amendment to the certificate of incorporation and the recapitalization to be approved?

A: The proposed amendment to the certificate of incorporation requires approval of at least a majority of the voting power of the shares of Common Stock, Class A Stock and Class B Stock, each voting separately as a class.

      Assuming the amendment to the certificate of incorporation is approved, the recapitalization will require the approval of at least a majority of the voting power of the shares of Common Stock and Class B Stock, voting together as a single class.

      Approval of the recapitalization is not conditioned upon the favorable vote of a majority of Fedders' unaffiliated stockholders.


      Fedders' directors and executive officers have indicated that they intend to vote the shares they hold, and the shares over which they exercise voting control, FOR both the proposed amendment and the recapitalization. The board of directors of Fedders unanimously approved the recapitalization at a meeting held on Tuesday, February
      27, 2001. As of June 1, 2001, these directors and executive officers were entitled to vote, or exercised voting power over shares entitled to vote, approximately 4,039,102 shares of Class A Stock, or 27.1% of the outstanding Class A Stock, 101,036 shares of Common Stock, or approximately 0.7% of the outstanding Common Stock and 2,262,566 shares of Class B Stock, or approximately 99.8% of the outstanding
      Class B Stock, representing 14.4% of the aggregate outstanding Common Stock and Class B Stock, voting together as a single class.


Q:    What will I receive in the recapitalization if it is approved?

A: In exchange for each share of Common Stock that you own, you will receive 1.1 shares of new Common Stock.

      In exchange for each share of Class A Stock that you own, you will receive one share of new Common Stock.

      In exchange for each share of Class B Stock that you own, you will receive 1.1 shares of new Class B Stock.

Q: Will I have any appraisal rights if I do not vote in favor of the recapitalization?

A: Holders of Common Stock and Class A Stock are not entitled to statutory appraisal rights.


      Holders of Class B Stock will be entitled to statutory appraisal rights if they do not vote in favor of the recapitalization, provided that they demand such rights BEFORE the special meeting of stockholders, by following the procedures described in this document. The Giordano Holding Corporation holds approximately 99.8% of the Class B Stock. Salvatore Giordano, Fedders' Chairman Emeritus and a director, Sal Giordano, Jr., Fedders' Chairman and Chief Executive Officer and Joseph Giordano, a director of Fedders, exercise all the voting power of Giordano Holding Corporation. They have unanimously indicated their intention not to cause Giordano Holding Corporation to exercise its statutory appraisal rights. See "The Recapitalization
      - Appraisal Rights" beginning on page 38.


Q:    What are my income tax consequences from the recapitalization?


A: Subject to the assumptions and qualifications set forth under the heading "Material Federal Income Tax Consequences of the Recapitalization" beginning on page 33, in the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, the exchange of your old Common Stock and Class A Stock for new shares of Common Stock and the exchange of your old Class B Stock for new shares of Class B Stock should constitute a "recapitalization" under Section 368(a)(1)(E) of the Internal Revenue Code. Accordingly, you should not recognize any gain or loss upon the receipt of new Common Stock or new Class B Stock in exchange for your old Common Stock, Class A Stock or Class B Stock pursuant to the recapitalization (except with respect to cash received in lieu of fractional shares).

      We strongly encourage you to consult your tax advisor regarding the material tax consequences of the recapitalization to you based on your particular circumstances. See "Material Federal Income Tax Consequences of the Recapitalization" beginning on page 33.


Q:    How will my rights as a stockholder differ after the recapitalization?

A: After the recapitalization occurs, your rights as a holder of shares of new Common Stock or shares of new Class B Stock will be governed by the restated certificate of incorporation attached as Exhibit A to the recapitalization agreement attached hereto as Annex A rather than the current certificate of incorporation. The differences between the current certificate of incorporation and the restated certificate of incorporation that will govern Fedders following the recapitalization are described beginning on page 48 of this document.

      Generally, holders of new Common Stock and new Class B Stock will have similar rights as they did before the recapitalization, although they will hold 1.1 shares of new Common Stock and new Class B Stock, respectively, for each share of Common Stock and Class B Stock they held prior to the recapitalization. Class A stockholders will have the right to one vote for each share of new Common Stock received.

      The new Common Stock and the new Class B Stock will each have a par value of $0.01. The Common Stock, Class A Stock and Class B Stock currently each have a par value of $1.00. In addition, the new Common Stock and the new Class B Stock will have alternating preferences with respect to payments or distributions in the event of a liquidation of Fedders. The new Common Stock will first have the right to receive a payment of $0.25 per share before any payment or distribution is made or set apart for the new Class B Stock. The new Class B Stock will then have the right to receive a payment of $0.50 per share before any additional payment or distribution is set apart for the new Common Stock. Finally, the new Common Stock will have the right to receive an additional payment of $0.25 per share before any additional payment or distribution is made or set apart for the new Class B Stock. After payment of the liquidation preferences, holders of the new Common Stock and the new Class B Stock will be entitled to share in the remaining assets of Fedders on a pro rata basis.

      Holders of the new Class B Stock will share equally in the payment of dividends with holders of the new Common Stock. Currently, if a cash dividend is paid on the Common Stock, a cash dividend of 90% of the amount paid on each share of Common Stock is payable on each share of Class B Stock. In addition, the new Class B Stock will automatically convert into new Common Stock if the number of outstanding shares of new Class B Stock falls below 2.5% of the aggregate number of outstanding shares of new Common Stock and new Class B Stock. Currently, the Class B Stock is convertible into Common Stock if the number of outstanding shares of Class B Stock falls below 5% of the aggregate number of outstanding shares of Common Stock and Class B Stock.

      The restated certificate of incorporation will provide that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting, and the ability of stockholders of Fedders to consent in writing to the taking of any action will be specifically denied. Fedders' current certificate of incorporation does not currently provide for, or prohibit such stockholder action by written consent. Under current Delaware law, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken by stockholders may be taken without a meeting or notice to all stockholders and without a stockholder vote if a written consent setting forth the action to be taken is signed by the holders of shares of outstanding stock having the requisite number of votes that would be necessary to authorize such action if it were taken at a meeting of stockholders.

Q:    What should I do now?

A: You should mail your signed and dated proxy card(s) in the enclosed envelope as soon as possible so that your shares will be represented and voted at the special meeting. No postage is required if the proxy is returned in the enclosed envelope and mailed in the United States. If you prefer, you may cast your vote toll-free by telephone or online over the Internet. Simply follow the instructions contained on the enclosed proxy card(s).

Q: If I am not going to attend the special meeting should I return my proxy card(s)?

A: Yes. Returning your proxy card(s) ensures that your shares will be represented at the special meeting, even if you are unable to attend or do not want to attend.

Q:    Can I change my vote after I mail my proxy card(s)?

A:    Yes.  You can change your vote by:

      o sending a written notice to Fedders' Corporate Secretary that is received prior to the special meeting that states that you are revoking your proxy. If your broker holds your shares, contact your broker;

      o  submitting another proxy by telephone or via the Internet;

      o signing a new, later dated proxy card and delivering it to Fedders' proxy solicitor prior to the special meeting; or

      o  attending the special meeting, and voting in person.

      Your presence at the special meeting will not, in and of itself, revoke your proxy.

Q:    What if my shares are held in "street name" by my broker?

A: Your broker will vote your shares with respect to the recapitalization only if you provide written instructions to your broker on how to vote, so it is important that you provide your broker with instructions. If you do not provide your broker with instructions, your shares will not be voted with respect to the recapitalization and will not count toward approval of the recapitalization. To ensure that your broker receives your instructions, we suggest that you send them in the envelope enclosed with the instructions. If you wish to vote in person at the meeting, and hold your shares in your broker's name, you must contact your broker and request a document called a "legal proxy." You must bring this legal proxy to the meeting in order to vote in person.

Q:    What if I do not vote or do not instruct my broker to vote my shares?

A: Abstentions and broker non-votes will be counted as votes against the recapitalization.

Q:    Do I need to send in my share certificates?

A: No. If you hold your own share certificates, you should not send in your share certificates. If you hold Class B share certificates, you will be required to surrender your old Class B certificates after the recapitalization is approved in order to receive new Class B certificates.

      Your share certificates representing Common Stock and Class A Stock will automatically represent new Common Stock following the recapitalization. If the recapitalization is approved, the new Common Stock will be represented only in book entry form and stock certificates will not be delivered to stockholders.


      A number of companies have adopted such a certificateless book entry system, whereby stockholders' ownership and transfers are recorded on the books of the company without the need for stockholders to physically hold or, if they wish to transfer or sell their stock, to deliver stock certificates.


      However, following the recapitalization, new Common stockholders will, if they so desire, be able to obtain physical certificates representing the number of shares of new Common Stock they will receive in the recapitalization.

      If the recapitalization is approved, Class B stockholders will be required to surrender their old Class B Stock certificates in order to receive certificates representing new Class B Stock.

Q:    Who can answer my questions?

A: If you have questions regarding the special meeting or need assistance in voting your shares, please contact Fedders' proxy solicitor:

         [----------------]
         Telephone:


      All other questions should be directed to:

         Fedders Corporation
         505 Martinsville Road,
         Liberty Corner, New Jersey 07938
         Attn:  Kent E. Hansen
         Telephone: (908) 604-8686




                        MARKET PRICES AND DIVIDENDS


      Fedders' Common Stock and Class A Stock are currently listed on the New York Stock Exchange under the symbols "FJC" and "FJA," respectively. The Class B Stock is not listed. The following table sets forth the high and low sales prices and dividend amounts paid for the Common Stock and Class A Stock as reported by the New York Stock Exchange Composite Tape and the dividends paid on the Class B Stock for each quarterly period during Fedders' last two fiscal years.



                                     Common Stock                         Class A Stock              Class B Stock
                         -------------------------------------------------------------------------------------------


                         -------------------------------------------------------------------------------------------
                            High          Low        Dividends    High          Low       Dividends       Dividends
                         -------------------------------------------------------------------------------------------
1999
Third Quarter            $   6 1/16     $      5    $   0.025  $ 5 13/16      $  4 5/8    $ 0.025         $ 0.0225
Fourth Quarter              6 15/16       5 3/16        0.030      6 3/4        5 3/16      0.030           0.027
2000
First Quarter            $   6 9/16     $  5 1/4    $   0.030  $   5 3/4      $  4 5/8    $ 0.030         $ 0.027
Second Quarter                    6       5 1/16        0.030      5 1/4         4 5/8      0.030           0.027
Third Quarter                 6 1/4        5 1/4        0.030      5 7/8         4 7/8      0.030           0.027
Fourth Quarter               6 3/16        4 3/4        0.030    5 15/16         4 1/2      0.030           0.027
2001
First Quarter            $   5 3/16     $  3 3/8    $   0.030  $   4 7/8      $  3 1/4    $ 0.030        $  0.027
Second Quarter                 5.51          4.5        0.030       4.63          4.05      0.030           0.027




      The last reported sale price of shares of Common Stock as reported by the New York Stock Exchange Composite Tape on Monday, February 26, 2001, the last trading day immediately prior to the public announcement of the recapitalization, was $5.15 per share. The last reported sale price of shares of Class A Stock as reported by the New York Stock Exchange Composite Tape on Monday, February 26, 2001, the last trading day immediately prior to the public announcement of the proposed combination, was $4.37 per share.


      The last reported sale price of Common Stock as reported by the New York Stock Exchange Composite Tape on June 1, 2001 was $5.15 per share. The last reported sale price of Class A Stock as reported by the New York Stock Exchange Composite Tape on June 1, 2001 was $4.70 per share.





                    SELECTED CONSOLIDATED FINANCIAL DATA

               (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


      The following table sets forth selected consolidated financial data of Fedders as of and for each of the periods indicated. Fedders derived the consolidated financial data as of and for each of the annual periods presented from Fedders' audited consolidated financial statements. Fedders derived the consolidated financial data as of and for the six months ended February 28, 2001 and February 29, 2000 from Fedders' unaudited consolidated financial statements. This information is only a summary and you should read it in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements, and the related schedules and notes, contained in Fedders' annual report on Form 10-K, which is incorporated by reference herein, and quarterly reports on Form 10-Q and other information that Fedders has filed with the Securities and Exchange Commission. See "Where You Can Find More Information" beginning on page 52.



Consolidated Statement of Operations Data





                                      Six months ended                       Fiscal Year Ended August 31,
                                                             ---------------------------------------------------------------
                                  February 28,  February 29,
                                     2001          2000            2000         1999         1998         1997         1996
----------------------------------------------------------------------------------------------------------------------------
Net sales........................ $  123,282    $  115,054   $  409,809   $  355,956   $  322,121   $  314,100   $  371,772
Gross profit.....................     29,116        35,410      104,956       84,591       69,770       70,076       83,028
Percent of  net sales............      23.6%         30.8%        25.6%        23.8%        21.7%        22.3%        22.3%
Operating income (loss)  (1)......   (2,340)         7,739       46,854       40,258       12,810       31,729       50,988
Percent of net sales.............     (1.9%)          6.7%        11.4%        11.3%         4.0%        10.1%        13.7%
Income (loss) before income taxes   (11,434)       (1,257)       30,474       30,986        4,603       28,867       50,266
Percent of net sales.............     (9.3%)        (1.1%)         7.4%         8.7%         1.4%         9.2%        13.5%
Net (loss) income................    (7,732)         (849)       20,401       20,724        2,992       18,764       31,158
Net (loss) income attributable
to common stockholders...........    (7,732)         (849)       20,401       20,724        2,992       16,344       31,007
Earnings (loss) per share:
    Basic........................  $  (0.24)    $   (0.02)   $     0.58   $     0.56   $     0.07   $     0.42   $     0.77
    Diluted......................     (0.24)        (0.02)         0.57         0.56         0.07         0.39         0.74
Dividends per share declared:
    Convertible Preferred (2)....         --            --           --           --           --   $    0.318   $    0.050
    Common/Class A...............  $   0.060     $   0.060   $    0.120   $    0.105   $    0.085        0.080        0.080
    Class B......................      0.054         0.054        0.108        0.095        0.077        0.072        0.072
Other Financial Data:
  Adjusted earnings before
  interest, taxes,
  depreciation and
  amortization (5)(6)                  5,340        13,528
  Capital expenditures...........      7,122         6,252        9,858        9,378        8,497        9,236        7,043
  Depreciation and amortization..      7,882         7,782       13,076       10,279        9,263        9,935        6,578
Cash flow provided by (used in):
  Operating activities...........  $(115,436)     (133,011)   $   4,619   $   51,989   $   39,302   $   (8,826)   $  41,871
  Investing activities...........    (18,050)       (8,365)     (15,037)     (48,778)      (6,650)      (8,808)      (6,508)
  Financing activities...........     54,580        35,047      (19,898)      23,312      (52,059)      37,732       (2,775)


Consolidated Balance Sheet Data

                                             February 28,                              August 31,
                                                 2001              2000         1999         1998         1997         1996
----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents..................     $    8,287   $   87,193   $  117,509   $   90,986   $  110,393   $   90,295
Total assets...............................        418,273      378,957      382,342      304,629      329,014      290,220
Long-term debt (including current
portion)(3)................................        170,085      166,434      161,363      111,013      115,380       40,406
Stockholders' equity (4)...................         95,649      112,260      108,933      104,792      145,687      159,751


------------

(1) In 1999, operating income reflects a $3,100 restructuring charge. In 1998, operating income reflects a $16,750 restructuring charge relating to actions taken by Fedders to enhance competitiveness in global markets and a $2,891 provision for the implementation of an early retirement program.

(2) In September 1997, Fedders redeemed each share of its Convertible Preferred Stock for 1.022 shares of Class A Stock.

(3) In August 1999, a subsidiary of Fedders issued $50,000 of 9 3/8% Senior Subordinated Notes, proceeds of which were utilized in part, to replenish cash used to acquire Trion, Inc. In August 1997, the same subsidiary issued $100,000 of 9 3/8% Senior Subordinated Notes, proceeds of which were utilized, in part, to fully redeem $22,100 of 8.5% Convertible Subordinated Debentures, including accrued interest.


(4) During the first six months of fiscal 2001, Fedders repurchased 1,850 shares of Common and Class A Stock at an average price of $4.14 per share for a total of $7,663. During fiscal 2000, Fedders repurchased 2,768 shares of Common and Class A Stock at an average price of $4.87 per share for a total of $13,484. During fiscal
         1999, Fedders repurchased 2,601 shares of Common and Class A Stock at an average price of $5.08 per share for a total of $13,215.
         During fiscal 1998, Fedders repurchased 7,720 shares of Preferred, Common and Class A Stock at an average price of $5.93 per share for a total of $45,750. During fiscal 1997, Fedders repurchased
         4,335 shares of Class A Stock at an average price of $5.78 per share for a total of $25,041 and 705 shares of Convertible
         Preferred Stock at $6.25 per share for a total of $4,408.

(5) For the six months ended February 28, 2001, the amount shown excludes a $1.0 million non-cash charge for the repricing of a majority of unexercised stock options. In fiscal 1999, the amount shown excludes a one-time charge for the restructuring ($3,100). For fiscal 1998, the amount shown excludes a one-time charge for the 1998 restructuring ($16,750) and early retirement program ($2,891).

(6) Adjusted EBITDA represents income before income taxes plus net interest expense, depreciation and amortization (excluding amortization of debt discounts and deferred financing costs), certain one-time charges, and a certain non-cash charge. While Adjusted EBITDA should not be construed as a substitute for operating income or as an alternative measure of liquidity to cash flow from operating activities, both of which are determined in accordance with accounting principles generally accepted in the United States of America, it is included herein to provide additional information with respect to the ability of Fedders to meet its future debt service, capital expenditure and working capital requirements. In addition, Fedders believes that certain investors and lenders find Adjusted EBITDA to be a useful tool for measuring the ability of Fedders to service its debt. Adjusted EBITDA is not necessarily a measure of Fedders' ability to fund cash needs. Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.





                         COMPARATIVE PER SHARE DATA

         The following table sets forth book value per share, earnings per share and dividends declared per share on a historical and pro forma basis for the Fedders capital stock. Fedders derived the pro forma per share information from the unaudited pro forma consolidated financial statements presented elsewhere in this document. The table should be read in conjunction with the selected consolidated financial data and historical consolidated financial statements, and related schedules and notes thereto, included, or incorporated by reference, in this document.



                                                                        Six Months   Fiscal Year
                                                                          Ended         Ended
                                                                       February 28,  August 31,
                                                                           2001         2000
                                                                      ---------------------------
Book value per common share:
     Reported............................................................. $  3.01       $  3.35
     Pro forma............................................................    2.86          3.18

Cash dividends declared per share:
     Common and Class A...................................................    0.06          0.12
          Reported........................................................    0.06          0.12
          Pro forma.......................................................
Class B...................................................................   0.054         0.108
          Reported........................................................   0.060         0.120
          Pro forma.......................................................
Earnings (loss) per share - basic:
          Reported........................................................   (0.24)         0.58
          Pro forma.......................................................   (0.23)         0.55
Earnings (loss) per share - diluted:
          Reported........................................................   (0.24)         0.57
          Pro forma.......................................................   (0.23)         0.55






     SELECTED UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL DATA


                  The unaudited pro forma consolidated condensed financial data is derived from the application of pro forma adjustments to major categories of Fedders' consolidated financial statements as of February 28, 2001 and for the six months ended February 28, 2001 and for the fiscal year ended August 31, 2000 to illustrate the effect of the transaction related to the recapitalization of all of Fedders' outstanding shares of capital stock. The pro forma adjustments are described in the accompanying notes and are based upon available information that Fedders believes is reasonable. These tables do not present all of Fedders' financial information.

                  The unaudited pro forma consolidated condensed financial data do not purport to be indicative of what Fedders' operations would have been had the recapitalization taken place on the dates indicated. In addition, the results for the six months ended February 28, 2001 are not necessarily indicative of results that may be expected for the full year. This information should be read together with Fedders' consolidated financial statements and the notes thereto which are incorporated by reference in this document, and the information under "Selected Consolidated Financial Data" beginning on page 9.

                  The unaudited pro forma consolidated recapitalization table represents the effect on stockholders' equity due to the recapitalization of capital stock as if the recapitalization had been completed on February 28, 2001. The unaudited recapitalization data is derived from the unaudited Consolidated Balance Sheet of Fedders as of February 28, 2001. Information is presented to reflect pro forma adjustments for the recapitalization of Fedders Common and Class A Stock into a single class of new Common Stock and the exchange of Class B Stock for new Class B Stock.

                  The pro forma earnings per share calculations reflect the effect of the recapitalization. The information is derived from the unaudited Consolidated Statements of Operations and Comprehensive Income for the six months ended February 28, 2001 and the audited Consolidated Statements of Operations and Comprehensive Income for the fiscal year ended August 31, 2000. The information is presented to reflect the pro forma effect on earnings per share as a result of the change in the weighted average number of shares outstanding due to the recapitalization.






                                     Pro Forma Consolidated Condensed Unaudited Recapitalization Table
                                                         (As of February 28, 2001)
                                              (dollars in thousands, except per share amounts)

                                                             As of                  Pro Forma              As Adjusted
                                                       February 28, 2001           Adjustments

Stockholders' Equity:

  Common Stock, $1.00 par value,
     80,000,000 shares authorized; 16,135,459
     shares issued and 14,608,059 shares
     outstanding, actual; no shares issued and
     outstanding, as adjusted.                                $16,135              $(16,135)(a)                     -
  New Common Stock, $0.01 par value, 70,000,000
     shares authorized; no shares issued and
     outstanding, actual; 37,723,023 shares issued
     and 30,963,962 outstanding, as adjusted.                       -                    377(a)                   377
  Class A Stock, $1.00 par value,
     60,000,000 shares authorized; 19,974,018
     shares issued and 14,895,097 shares
     outstanding, actual; no shares issued and
     outstanding, as adjusted.                                 19,974               (19,974)(a)                     -
  Class B Stock, $1.00 par value, 7,500,000
     shares authorized; 2,266,406 shares issued
     and outstanding, actual; no shares issued
     and outstanding, as adjusted.                              2,267                (2,267)(b)                     -
  New Class B Stock, $0.01 par value, 5,000,000
     shares authorized; no shares issued and
     outstanding, actual; 2,493,046 shares issued
     and outstanding, as adjusted.                                  -                     25(b)                    25
  Paid-in capital                                              31,009                37,974 (c)                68,983
  Retained earnings                                            59,896                        -                 59,896
  Treasury stock, at cost, 6,606,321 shares of
     Common and Class A Stock, actual; 6,759,061
     shares of new Common Stock, as adjusted.                 (31,043)                       -                (31,043)
   Deferred compensation                                         (799)                       -                   (799)
   Accumulated comprehensive loss                              (1,790)                       -                 (1,790)
                                                         ---------------           ---------------        --------------

     Total stockholders' equity                               $95,649                        -                $95,649
                                                         ===============           ===============        ==============


     Notes to the Pro Forma Consolidated Condensed Unaudited
     Recapitalization Table

(a) Pro forma adjustments as of February 28, 2001 assume all outstanding shares of Fedders' Common and Class A Stock are exchanged for new Common Stock at an exchange ratio of 1.1 shares of new Common Stock for each share of Common Stock exchanged and one share of new Common Stock for each share of Class A Stock exchanged. On a pro forma basis, 37,723,023 shares of the new Common Stock would be issued after the merger. The Class A Stock ceases to exist after the merger. The par value of the new Common Stock is $.01 per share.

(b) Pro forma adjustments reflect the Fedders Class B Stock exchanged for new Class B Stock on a pro forma basis. 2,493,046 shares of new Class B Stock are issued at a par value of $.01 per share.

(c) Reflects the net effect of the recapitalization on paid-in capital as a result of the pro forma adjustments due to the exchange of shares and the reduction in the par value to $.01 per share of both the new class of Common and Class B Stock.





             Pro Forma Unaudited Comparative Condensed Consolidated Earnings Per Share

                                                       Six Months Ended           Fiscal Year Ended
                                                         February 28,                August 31,
                                                             2001                       2000
                                                             ----                       ----

     Net Net income (loss) (a):
        As reported                                         $(7,732)                   $20,401
        Pro forma                                           $(7,732)                   $20,401

     Earnings (loss) per share (b):
        Basic as reported                                   $(0.24)                     $0.58
        Basic pro forma                                     $(0.23)                     $0.55

        Diluted as reported                                 $(0.24)                     $0.57
        Diluted pro forma                                   $(0.23)                     $0.55

     Weighted average shares (c):
        Basic as reported                                    32,403                     35,325
        Basic pro forma                                      34,129                     37,176

        Diluted as reported                                  32,403                     35,490
        Diluted pro forma                                    34,129                     37,341

     Cash dividends per share (d):
     As reported:

     Common and Class A                                     $0.0600                     $0.120
     Class B                                                 0.0540                      0.108

     Pro forma:
     New Common and Class B                                   0.060                      0.120

     Notes to the Pro Forma Unaudited Comparative Condensed Consolidated Earnings Per Share


(a)      Pro forma net income remains unchanged for the period.

(b) Pro forma earnings per share reflect the recapitalization assuming all outstanding shares are exchanged at the beginning of the fiscal year for the years being reported. Basic and diluted earnings per share are computed by dividing net income by the respective weighted average shares outstanding for the periods presented. Basic and diluted pro forma earnings per share are adjusted to reflect the impact of the recapitalization on the number of weighted average shares outstanding.

(c) Pro forma weighted average shares reflect an increase in the number of shares outstanding due to the recapitalization and exchange of all Common and Class A Stock into new Common Stock, and Class B Stock into new Class B Stock.

(d) Pro forma cash dividends per share reflect the impact of the recapitalization on the weighted average number of shares outstanding and the result of both the new Common and new Class B Stock sharing equally in the payment of dividends.



                            THE SPECIAL MEETING

              The matters to be considered at the special meeting are of great importance to Fedders stockholders. Accordingly, stockholders are urged to read carefully and consider the information presented in this proxy statement/prospectus and its attachments. Stockholders are also urged to give a proxy to be voted at the special meeting either
     (i) over the telephone by calling a toll-free number, (ii) electronically, using the Internet, or (iii) by mailing in the enclosed proxy card.

     Date, Place and Time

              The special meeting is scheduled to be held at 10:30 a.m., local time, at Fedders' corporate offices located at 505 Martinsville Road, Liberty Corner, New Jersey 07938.

     Purpose of the Special Meeting

              The purpose of the special meeting is to consider and take action upon (i) the proposed amendment to Fedders' certificate of incorporation deleting Section VI of clause A of Article Second which provides that in any merger or consolidation the holders of Class A Stock are entitled to receive the same per share consideration as is received by the holders of the Common Stock, (ii) the recapitalization agreement and plan of merger, dated______, 2001, between Fedders Corporation and FC Merger Sub, Inc., a wholly owned subsidiary of Fedders Corporation, and (iii) such other matters as may be appropriate for consideration at the special meeting.

     Record Date; Stock Entitled to Vote; Vote Required; Quorum

              Owners of record of shares of Fedders Common Stock, Class A Stock and Class B Stock on the close of business on ________, 2001, the record date for the special meeting, are entitled to receive notice of and vote at the special meeting. Such holders will be entitled to one vote per share of Common Stock, Class A Stock or Class B Stock held as of the record date.

              A quorum of stockholders is necessary for a valid meeting. The required quorum for the transaction of business at the special meeting, in person or by proxy, is a majority of the total voting power of all the outstanding shares of Common Stock and Class B Stock and a majority of the total voting power of all the outstanding shares of Class A Stock entitled to vote on the record date.

              Under the terms of the certificate of incorporation, the proposed amendment requires approval of at least a majority of the voting power of the shares of Common Stock, Class A Stock and Class B Stock, each voting separately as a class.

              Assuming the proposed amendment is approved, the recapitalization will require the approval of at least a majority of the voting power of the shares of Common Stock and Class B Stock, voting together as a single class.

              Abstentions and broker non-votes each will be included in determining the number of shares present at the special meeting for the purpose of determining the presence of a quorum. Because Fedders is seeking the affirmative vote of the holders of Common Stock, Class A Stock and Class B Stock to adopt the proposed amendment and recapitalization, abstentions and broker non-votes will have the same effect as votes against such matters.

              A broker non-vote occurs when a broker is not permitted to vote on a matter without instructions from the beneficial owner of the shares and no instruction is given. Under New York Stock Exchange rules, if your broker holds your shares in its name, your broker may not vote your shares on the recapitalization proposal absent instructions from you. Therefore, without your voting instructions, a broker non-vote will occur.

     Voting of Proxies

              Stockholders of record can give a proxy to be voted at the special meeting either (i) over the telephone by calling a toll-free number, (ii) electronically, using the Internet, or (iii) by mailing in the enclosed proxy card. Stockholders who hold their shares in "street name" must vote their shares in the manner prescribed by their brokers.

              The telephone and Internet voting procedures have been set up for your convenience and have been designed to authenticate your identity, to allow you to give voting instructions, and to confirm that those instructions have been recorded properly. If you are a stockholder of record and you would like to vote by telephone or by using the Internet, please refer to the specific instructions set forth on the enclosed proxy card. If you wish to vote using a paper format and you return your signed proxy to us before the special meeting, we will vote your shares as you direct.

              If you do not specify on your proxy card (or when giving your proxy by telephone or over the Internet) how you want to vote your shares, Fedders will vote them in favor of the recapitalization.

     Revocation of Proxies

              You can revoke your proxy at any time before it is exercised at the special meeting in any of four ways:

         o sending a written notice to Fedders' Corporate Secretary that is received prior to the special meeting that states that you are revoking your proxy. If your broker holds your shares, contact your broker;


         o    submitting another proxy by telephone or via the Internet;


         o signing a new, later dated proxy card and delivering it to Fedders' proxy solicitor prior to the special meeting; or

         o    attending the special meeting, and voting in person.

     Your presence at the special meeting will not, in and of itself, revoke your proxy.

     Matters to be Acted on at the Special Meeting


              Amendment of the certificate of incorporation and adoption of the recapitalization agreement are the only matters to be presented or acted upon at the special meeting. The actions proposed in this proxy statement/prospectus are not matters that can be voted on by brokers holding shares for beneficial owners without the owner's specific instructions. Accordingly, all beneficial owners of Fedders stock are urged to return the enclosed proxy card marked to indicate their votes or to contact their brokers to determine how to vote.


     How to Vote Your Proxy

              Stockholders should NOT send any stock certificates with their proxy cards. You should mail your signed and dated proxy card(s) in the enclosed envelope as soon as possible so that your shares will be represented and voted at the special meeting. No postage is required if the proxy is returned in the enclosed envelope and mailed in the United States.

     Proxy Solicitation Information

              Fedders is furnishing this document to you in connection with the solicitation by Fedders' board of directors of the enclosed form of proxy for the ____________, 2001 special meeting. All costs of soliciting proxies, including reimbursement of fees of certain brokers, fiduciaries and nominees in obtaining voting instructions from beneficial owners, will be paid by Fedders. In addition, Fedders has retained [__________________] to assist in the distribution and solicitation of proxies and will pay [___________________] a fee estimated not to exceed $_______ plus $____ per minute per telephone call, plus reimbursement of reasonable expenses.



                              SPECIAL FACTORS

Background of the Proposed Recapitalization

         Fedders authorized its Class A Stock in February 1992, adding it to the existing Common Stock and Class B Stock. At the time the three class capital structure was implemented, the board of directors considered potential advantages and disadvantages of the structure and determined that the structure would be in the best interests of Fedders and all of its stockholders for numerous reasons including the following:

       o Financing Flexibility and Employee Benefit Plans. The board of directors believed that implementing the three class structure would provide Fedders with increased flexibility in the future to utilize the Class A Stock to fund employee benefit plans and to raise equity capital or to issue convertible preferred stock as a means to finance future growth without diluting the voting power of Fedders' existing stockholders, including the Giordano family.

       o Continuity. Because the three class structure would allow the Giordano family to maintain their voting power, the board of directors believed that the three class structure might reduce the risk of a disruption in the continuity of Fedders' long-term plans and objectives that could otherwise result from the issuance of Common Stock. The board also believed that this reduced risk of disruption in Fedders' business might enhance the ability of Fedders to attract and retain highly qualified key employees. The board of directors thought that the three class structure would allow employees to continue to concentrate on their responsibilities without undue concern that the future of Fedders could be affected by real or perceived succession issues or an unwanted takeover that might be triggered by any substantial divestiture by the Giordano family or their estates of their Class B Stock. Furthermore, by reducing the risk of succession issues or unwanted takeover, the board of directors believed that the three class structure would strengthen existing and potential business relationships, including banking arrangements, with parties who may in the future become concerned about changes in control of Fedders.


         At various times since adoption of Fedders' capital structure with three classes of stock, two classes of which were listed, the board of directors has considered the possibility that, in practice, the disadvantages of Fedders' capital structure outweighed its potential advantages. The board noted that the Class A Stock has, since the time of its listing, traded at a discount to the Common Stock. The board has also noted that Fedders has not been able to use the Class A Stock in its acquisition program or to raise equity capital to fund future growth. Given that Fedders has not enjoyed the intended benefits of the Class A Stock, it has felt the disadvantages of the its three-class capital structure more strongly, especially in light of the prevalence of single class capital structures among publicly held companies. The disadvantages of the capital structure that have been noted by the board of directors include, among others, the following:


       o potential confusion due to the complicated nature of Fedders' capital structure, which may diminish investor interest, analyst coverage, and the size of Fedders' investor base;

       o        additional administrative expenses; and

       o impaired liquidity, trading volume, and trading efficiencies.


         The board of directors determined that its primary objective was to increase stockholder value by simplifying Fedders' capital structure. In May 2000, the board began informally discussing with TM Capital Corp. the possibility of combining Fedders' three classes of stock into one class as a means of increasing the trading price of the Common Stock and enhancing stockholder value together with a number of possible reclassification or restructuring transactions by which Fedders could enhance stockholder value, including the possible repurchase of a significant number of shares of Fedders' outstanding Class A Stock and/or the possible recapitalization of the Common Stock and Class A Stock into one class of common shares. In June 2000, the board of directors engaged TM Capital as its financial advisor to analyze transactions that involved a recapitalization of Fedders' Common Stock and Class A Stock. The board of directors reviewed the available transaction alternatives and the relative economic benefits of those alternatives to Fedders and its stockholders. The transaction alternatives discussed by the board included the following:


       o an increase in Fedders' existing open market share repurchase program, which was implemented in August 1998;

       o a self-tender offer for a significant percentage of the Class A Stock;

       o        an exchange offer for a significant percentage of the Class
                A Stock;

       o a purchase of or exchange offer for the Class B Stock, which would result in the exchange of the Class A Stock for Common Stock;

       o a recapitalization of the Common Stock and Class A Stock through a merger of a newly formed, wholly owned subsidiary of Fedders with and into Fedders, in which voting Common Stock and non-voting Class A Stock would be exchanged for shares of a new single class of voting Common Stock; and

       o a combination of a self-tender or exchange offer and the recapitalization transaction described in the previous bullet.

         After reviewing the possible transaction alternatives, the board decided that neither a self-tender offer, an exchange offer for Common Stock, Class A Stock and/or Class B Stock, nor an increase in the existing open market share repurchase program would meet its objectives in a satisfactory way. The board's view was based on the fact that:

       o none of those transactions, by itself, would eliminate Fedders' dual class capital structure;

       o a transaction with the holders of Class B Stock did not appear likely to be structured on terms acceptable to such holders, given the then current trading price of Fedders' stock; and

       o a tender offer, exchange offer or increased open market repurchase program, without a combination of the Common Stock and Class A Stock into a single class, could adversely affect the liquidity of the Common Stock and/or Class A Stock by significantly decreasing the number of shares outstanding. Additionally, it would be difficult to structure an exchange offer in a way that would not have adverse tax consequences for the holders of the Class A Stock.


         During the summer of 2000, the board concentrated on structures that involved exchanging the Class B Stock for Common Stock. Under the Company's certificate of incorporation, when the number of outstanding shares of Class B Stock falls below 5% of the aggregate number of the issued and outstanding shares of Common Stock and Class B Stock, each share of Class B Stock is automatically converted into one share of Common Stock and each share of Class A Stock is automatically converted into one share of Common Stock. Accordingly, under the Company's certificate of incorporation, an exchange of the Class B Stock for Common Stock would reduce the Company's three classes of stock to one. A conversion of the Class B Stock into Common Stock would, however, deprive the Class B stockholders of certain special rights, including super majority voting power in certain circumstances. The voting power of the Class B Stock would be further diluted by the conversion of the non-voting Class A Stock into voting Common Stock. The holders of the Class B Stock believed, and the board agreed, that the Class B stockholders should be compensated for the loss of the Class B Stock's special rights and the dilution of its voting power, principally through the issuance of a greater number of shares of Common Stock to the holders of the Class B Stock than the one for one ratio provided for in the certificate of incorporation. A proposal was presented to the board for discussion regarding a ratio of 1.5 shares of Common Stock for each share of Class B Stock. TM Capital prepared a preliminary analysis of the transaction and the proposed ratio but was not requested to and did not prepare a fairness opinion. TM Capital's analysis was reviewed with the board and with the Class B stockholders, and following this review, the Class B stockholders determined not to proceed with this proposal. In February 2001, the board began to reconsider recapitalization transactions, this time concentrating only on transactions that combined the Class A Stock and the Common Stock. The board believed that combining Fedders' two classes of listed stock into one would achieve most of its objectives in simplifying its capital structure and, by leaving the Class B Stock outstanding, could be structured in a way acceptable to the Class B stockholders. In February 2001, a proposed transaction was again discussed with TM Capital, which undertook an analysis of the proposal as to its fairness to Fedders' stockholders. TM Capital and the board discussed proposing to the Class B stockholders a recapitalization transaction in which each share of Class A Stock would be converted into one share of a new class of voting Common Stock, each share of Common Stock would be converted into 1.1 shares of the new class of Common Stock and each share of Class B Stock would be converted into 1.1 shares of a new class of Class B Stock. The board made this proposal to the Class B stockholders who indicated that they would support this transaction.

         At the regular meeting of the board of directors held on February 27, 2001, the board, together with Fedders' financial advisors, presented for consideration the proposed recapitalization and combination of the Common Stock and Class A Stock pursuant to a merger. At that meeting, TM Capital delivered its oral opinion to the directors, which was subsequently confirmed in writing, that the exchange of each share of Common Stock for
1.1 shares of new Common Stock, each share of Class A Stock for one share of new Common Stock and each share of Class B Stock for 1.1 shares of new Class B Stock was fair, from a financial point of view, to holders of the Common Stock and Class A Stock. Based on the advice of TM Capital, the board of directors determined that it was in the best interests of the stockholders as a whole to complete the recapitalization.


         At that meeting, the board determined that the proposed recapitalization was in the best interests of Fedders and its stockholders and formally approved the recapitalization and related merger by the unanimous vote of the directors present at the meeting.

         The board of directors determined that a recapitalization of the Common Stock and Class A Stock through a merger would best meet its objectives because the recapitalization, subject to approval of the proposed amendment, is a one-step transaction that would not require Fedders to incur new indebtedness and could qualify as a tax-free reorganization under the Internal Revenue Code. Furthermore, it would best serve the objectives of the board to:

       o        enhance stockholder value; and

       o improve liquidity and marketability of the Common Stock by combining Fedders' two classes of listed stock into one class.

         The directors at the February 27, 2001 meeting also approved the ratios proposed by TM Capital upon which the Common Stock and Class A Stock would be exchanged for new Common Stock and the Class B Stock exchanged for new Class B Stock. After this decision, the board of directors unanimously recommended that the recapitalization be submitted to a vote of the stockholders. Thereafter, a preliminary version of this document was prepared by the board of directors and filed with the Securities and Exchange Commission.

Background of the Proposed Amendment to the Certificate of Incorporation

         In deciding to pursue a recapitalization of Fedders through a merger, the board of directors recognized that an amendment would be required to the current certificate of incorporation as a condition to consummation of the recapitalization. Under Article Second, clause A,
Section VI of the current certificate of incorporation of Fedders, in the event of a merger or consolidation of Fedders with or into another entity, the holders of the Class A Stock are entitled to the same per share consideration in such transaction as is received by the holders of the Common Stock. However, under the terms of the proposed recapitalization, the holders of Common Stock will receive 1.1 shares of new Common Stock while the holders of Class A Stock will only receive one share of Common Stock. Thus, in order to proceed with the recapitalization as contemplated, the provision in the current certificate of incorporation must be deleted or amended. The board decided that the provision should be deleted in its entirety.

         In reviewing the fairness of the proposed amendment and the recapitalization, the board of directors looked at all of the consequences of eliminating the right of holders of the Class A Stock to receive the same per share consideration as holders of Common Stock in a merger or consolidation of Fedders. Despite losing this right, as a result of the recapitalization, the exchange of the non-voting Class A Stock for voting new Common Stock will result in the holders of Class A Stock gaining the right to vote their shares. Furthermore, the different exchange ratios for the Common Stock and the Class A Stock compensate the holders of Common Stock, who already enjoy voting rights, for the dilution in voting power that will be caused as a result of the exchange of the non-voting Class A Stock for voting new Common Stock. Based on these considerations, the board of directors concluded that the proposed amendment to the certificate was fair to all stockholders of Fedders and recommends that you vote FOR such amendment.

         Under the terms of the certificate of incorporation, the proposed amendment requires approval of at least a majority of the voting power of the shares of Common Stock, Class A Stock and Class B Stock, each voting separately as a class.


Board Review of the Recapitalization

         The board of directors reviewed certain steps which it felt were necessary to facilitate the proposed recapitalization.

         The board decided to modify the par value of the new Common Stock and the new Class B Stock to be issued in the recapitalization and to add an alternating liquidation preference for the new Common Stock and the new Class B Stock. See "Description of Fedders Capital Stock Before and After the Recapitalization" beginning on page 48 for a more complete description of these changes.

         The board of directors believed it was necessary to make certain changes to the new Class B Stock to take into account the impact the recapitalization will have on the special rights enjoyed by the Class B Stock, including the right of the Class B Stock to ten votes per share on the election of directors. Currently, in any vote of stockholders in which the holders of the Common Stock and the Class B Stock vote together as a single class and the holders of Class B Stock have ten votes per share, the directors and executive officers of Fedders control approximately 61.7% of the aggregate voting power. The board of directors estimates that after the recapitalization, in any such vote of stockholders, the directors and executive officers will control approximately 52.4% of the aggregate voting power. To compensate the holders of new Class B Stock for this decrease, the board decided to modify the dividend rights of the Class B Stock. Currently, if a cash dividend is paid on the Common Stock a cash dividend of 90% of the amount paid on each share of Common Stock is payable on each share of Class B Stock. After the recapitalization, the new Class B Stock will share equally in the payment of dividends with the new Common Stock. See "Description of Fedders Capital Stock Before and After the Recapitalization" beginning on page 48 for a more complete description of the special voting rights of the Class B Stock and the changes to the dividends rights of the Class B Stock.

         The board of directors considered, more generally, that the recapitalization would reduce the relative voting power of holders of Common Stock and Class B Stock as a result of the exchange of currently non-voting Class A Stock for new Common Stock.

         The board also took into account the fact that the recapitalization will cause the number of outstanding shares of new Class B Stock to decrease as a percentage of the aggregate number of outstanding shares of new Common Stock and new Class B Stock. Because of this, the board of directors decided to modify the automatic conversion rights of the Class B Stock. Currently, the Class B Stock is automatically converted into Common Stock if the number of outstanding shares of Class B Stock falls bemow 5% of the aggregate number of outstanding shares of Common Stock and Class B Stock. The number of shares of Class B Stock currently outstanding represent approximately 13.7% of the aggregate number of outstanding shares of Class B Stock and Common Stock. After the recapitalization, the number of shares of Class B Stock outstanding will represent approximately 7.6% of the aggregate number of shares of Class B Stock and Common Stock. To adjust for this percentage reduction, the board of directors decided that the new Class B Stock will automatically convert into new Common Stock if the number of outstanding shares of new Class B Stock falls below 2.5% of the aggregate number of outstanding shares of new Common Stock and new Class B Stock.

         The board also determined that the restated certificate of incorporation should specifically provide that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders, and the ability of the stockholders to consent in writing to the taking of any action would be specifically denied. The current certificate of incorporation does not currently provide for, or prohibit such stockholder action by written consent. Under current Delaware law, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken by Fedders' stockholders may be taken without a meeting, without notice to all stockholders and without a stockholder vote if a written consent setting forth the action to be taken is signed by the holders of shares of outstanding stock having the requisite number of votes that would be necessary to authorize such action if it were taken at a meeting of stockholders.

         Proposals for stockholder action typically involve issues important to all stockholders relating to Fedders and its future. Consequently, the board of directors determined that such proposals should be considered at an annual or special meeting of stockholders, following notice to all stockholders, where the issues can be discussed by all interested persons. The restated certificate of incorporation is designed to achieve this result by requiring all actions that require the approval of stockholders to be considered at a meeting of stockholders. The notice provisions currently provided in Article I, Section 4 of Fedders' by-laws together with the restated certificate of incorporation provide the board of directors with the opportunity to inform stockholders of a proposed action, together with the board's recommendation or position with respect to a proposed stockholder action, thereby enabling stockholders to better determine whether they desire to attend the stockholder meeting or grant a proxy to the board of directors in connection with the disposition of any such business.

         The board of directors unanimously approved the restated certificate of incorporation because it believes it is in the best interests of all stockholders to be informed of any action to be taken by the stockholders, including approval of a merger or sale of assets. Transactions such as mergers or sales of assets that have not been negotiated or approved by the board could seriously disrupt the business and management of Fedders and result in terms which may be less favorable to the stockholders as a whole than would be available in transactions approved by the board. Board-approved transactions may be carefully planned and undertaken at an opportune time in order to obtain maximum value for all of Fedders' stockholders.

         Conversely, the restated certificate of incorporation may be disadvantageous to stockholders because it may limit their ability to amend the by-laws or remove directors pursuant to a written consent. Any such holder or group of holders would have to wait until the special meeting of stockholders to seek approval for such action. It may also be perceived to be disadvantageous because it could discourage future attempts to acquire control of Fedders even though a majority of stockholders may believe it is in their best interests or that they might receive a substantial premium.

Recommendations of the Fedders Board; Reasons for the Recapitalization

         Fedders' board of directors has determined that the benefits of the recapitalization outweigh any disadvantages that may result from the recapitalization, and recommends that you vote FOR both the proposed amendment to the certificate and the proposed recapitalization. The recapitalization as currently contemplated cannot be completed unless at least a majority of the voting power of the shares of Common Stock, Class A Stock and Class B Stock, each voting separately as a class, approve the proposed amendment to the certificate of incorporation. Assuming the proposed amendment is approved, the recapitalization will require the approval of at least a majority of the voting power of the outstanding Common Stock and Class B Stock, voting together as a single class. Approval of the recapitalization is not conditioned upon the favorable vote of a majority of Fedders' unaffiliated stockholders.


         The board of directors noted that directors and executive officers beneficially owning approximately 0.7% of the outstanding voting power of the Common Stock, 27.1% of the outstanding voting power of the Class A Stock and 99.8% of the outstanding voting power of the Class B Stock have committed to vote their shares in favor of the proposed amendment to the certificate of incorporation. The board further noted that directors and executive officers beneficially owning approximately 14.4% of the outstanding voting power of the Common Stock and Class B Stock, voting together as a single class, have committed to vote their shares in favor of the recapitalization.

         The board of directors considered that approval of the recapitalization is not conditioned upon the favorable vote of a majority of the unaffiliated stockholders of Fedders. Notwithstanding the absence of a requirement that unaffiliated stockholders separately approve the recapitalization, the board of directors believes that the procedure that was followed in determining to approve the recapitalization was fair to all stockholders of Fedders. As described above, the entire board of directors of Fedders, including the independent, non-employee directors of Fedders, unanimously approved the recapitalization. Also, as discussed above, the recapitalization is conditioned upon the amendment of the restated certificate of incorporation to delete Article Second, clause A, Section
VI. This amendment requires, among other things, the approval of at least a majority of the voting power of the shares of Common Stock voting separately as a class. The directors and executive officers of Fedders control only 0.7% of the aggregate voting power of the Common Stock. The agreement that governs the recapitalization contains provisions which allow the board of directors to terminate the recapitalization at any time before the merger becomes effective for any reason, including if the recapitalization would not be in the best interests of the stockholders. Thus, although the recapitalization is not structured to require approval of a majority of the unaffiliated stockholders, the board of directors nevertheless believes that the recapitalization is procedurally and substantively fair to the unaffiliated stockholders of Fedders. The non-employee directors of Fedders have not retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of negotiating the terms of the recapitalization and/or preparing a report concerning the fairness of the recapitalization.

         The board of directors did not believe it necessary to, and it did not, form a special committee in connection with its consideration of the recapitalization.

         In determining whether to approve the recapitalization and related merger, and in the process of determining that the recapitalization is substantively fair to all Fedders stockholders, the board of directors considered a number of factors, and came to believe the recapitalization will:


       o eliminate potential investor confusion caused by having two classes of listed stock with similar characteristics except voting rights;

       o simplify Fedders' capital structure, which may generate increased investor interest, expanded analyst coverage, and a larger investor base;

       o eliminate additional administrative expenses caused by Fedders' capital structure;

       o potentially increase the liquidity, trading volume, and trading efficiencies of the new Common Stock;

       o increase efficiency and flexibility in raising capital and issuing additional shares if, when, and to the extent desired by Fedders; and

       o eliminate perceived negative impact on the market price of Fedders' stock that results from having two classes of listed stock with similar characteristics except voting rights.


         In connection with its deliberations, the board of directors did not consider, and did not request that TM Capital evaluate, Fedders' net book value per share, going concern value, or liquidation value. The board did not view these valuations to be relevant measures, because the recapitalization does not contemplate either a sale of Fedders or an offer to purchase Fedders stock. Instead, the recapitalization involves a combination of Class A Stock and Common Stock into new Common Stock and Class B Stock into new Class B Stock through a merger with FC Merger Sub, Inc. As discussed above, the board considered the fairness of the ratios of new Common Stock and new Class B Stock to holders of Class A Stock, Common Stock and Class B Stock. However, the Fedders board did not believe that evaluating Fedders' net book value per share, going concern value or liquidation value would provide Fedders stockholders with material information regarding the recapitalization.

         After considering the foregoing, the board of directors determined that the terms of the recapitalization are both procedurally and substantively fair to the stockholders of Fedders, including the holders of Class A Stock. In reaching its determination as to fairness, the board did not assign specific weights to particular factors, but rather considered all factors as a whole. This discussion of information and factors considered by the board of directors is not intended to be exhaustive, but includes all material factors considered by the board in approving the proposed recapitalization. The board of directors also relied on the experience and expertise of its financial advisor for quantitative analysis of the exchange ratio for the recapitalization. See "Fairness Opinion of TM Capital Corp." below.

         The board of directors approved the recapitalization in principle on February 27, 2001. TM Capital acted as financial advisor to Fedders in connection with the recapitalization and assisted it in developing the terms of the recapitalization. Fedders has agreed to pay TM Capital a fee for its services and to indemnify it against certain liabilities, including those under the federal securities laws. At a meeting held on February 27, 2001, the board of directors unanimously approved the detailed terms of the recapitalization. At the February 27, 2001 meeting, the board of directors received an oral opinion which was later confirmed in writing on March 1, 2001, from TM Capital that, as of that date and subject to the assumptions and limitations set forth in such opinion, the consideration to be received by the holders of Common Stock and Class A Stock in the recapitalization was fair, from a financial point of view, to such holders. See "Fairness Opinion of TM Capital Corp."


Review of the Recapitalization by Filing Parties

         Each of FC Merger Sub, Inc., Salvatore Giordano, Sal Giordano, Jr. and Joseph Giordano is (together with Fedders) a filing party for the recapitalization. Each such filing party has reviewed the terms and conditions of the recapitalization, including the factors reviewed by Fedders' board of directors and the fairness opinion of TM Capital Corp. and has determined that the recapitalization is both procedurally and substantively fair to the unaffiliated stockholders of Fedders. See "Fairness Opinion of TM Capital Corp." below.


Fairness Opinion of TM Capital Corp.

         TM Capital has acted as financial advisor to Fedders and its board of directors in connection with their examination of the fairness, from a financial point of view, to the holders of all outstanding shares of Fedders Class A Stock and Common Stock of the exchange of each share of Class A Stock for one share of new Fedders Common Stock and each share of Common Stock for 1.1 shares of new Fedders Common Stock. As part of the proposed recapitalization transaction, holders of outstanding Class B Stock will receive 1.1 shares of new Class B Stock. In providing its opinion, TM Capital necessarily included the Class B Stock in certain analyses, but its opinion is intended solely for holders of Class A and Common Stock.

         TM Capital was retained by the board of directors:

        (1) to advise Fedders and its board of directors on the recapitalization of the Class A and Common Stock into a new class of Fedders Common Stock; and

        (2) to render a written opinion as to the fairness, from a financial point of view, to the holders of outstanding Fedders Class A and Common Stock, of the ratio at which each share of Class A and Common Stock is exchanged for a new class of Fedders Common Stock.

         Fedders hired TM Capital based on its qualifications and expertise in providing financial advice to companies and its reputation as a nationally recognized investment banking firm. TM Capital was paid a fee of $175,000 for the issuance of its opinion upon delivery of the written opinion to the board of directors. Payment of the fee was not conditional on the conclusion reached by TM Capital in its opinion. Fedders has also agreed to indemnify TM Capital against potential liabilities arising out of its engagement.


         At the request of Fedders' board of directors, TM Capital delivered to the board of directors an analysis of the proposed recapitalization and its oral fairness opinion on February 27, 2001. The fairness opinion was subsequently confirmed in writing on March 1, 2001. The opinion stated that, based upon and subject to the matters set forth in the opinion, the exchange of each share of Class A Stock for one share of new Common Stock and each share of Common Stock into 1.1 shares of new Common Stock was fair, from a financial point of view, to the holders of all outstanding Fedders Class A and Common Stock. The full text of the opinion is attached as Annex B to this document and describes the assumptions made, matters considered, and limits on the scope of the review undertaken by TM Capital. You are urged to read the opinion carefully and in its entirety.


         TM Capital's opinion addresses only the fairness, from a financial point of view, to the holders of all outstanding Fedders Class A and Common Stock of the exchange of each share of Class A Stock for one share of new Fedders Common Stock and each share of Common Stock for 1.1 shares of new Fedders Common Stock. The opinion does not address the merits of the underlying decision by Fedders to approve the proposed recapitalization and does not constitute a recommendation to any stockholder as to how he or she should vote with respect to the proposed recapitalization.

         In determining the appropriate analyses to conduct, and when performing those analyses, TM Capital made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions and other matters, many of which are beyond the control of Fedders. The analyses which TM Capital performed are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by the analyses. The analyses were prepared solely as part of TM Capital's analysis of the fairness, from a financial point of view, of the recapitalization to the holders of the Class A and Common Stock.

         TM Capital did not express any opinion as to the price at which the Class A Stock, Common Stock, or the new Fedders Common Stock to be issued in the recapitalization will trade at any future time. Those trading prices may be affected by a number of factors, including:

        (1) dispositions of shares of the new Fedders Common Stock within a short period of time after the completion of the recapitalization;

        (2) changes in prevailing interest rates and other factors which generally influence the price of securities;

        (3)     adverse changes in the capital markets;

        (4) the occurrence of adverse changes in the financial condition, business, assets, results of operations, or prospects of Fedders or the markets in which it participates;

        (5) any necessary actions by or restrictions of federal, state, or other governmental agencies or regulatory authorities; and

        (6) completion of the recapitalization on the terms and conditions described in this document and the Annexes attached hereto.

         In connection with its review of the proposed recapitalization and in the preparation of its opinion, TM Capital reviewed and analyzed:

        (1) Fedders' Forms 10-K and related financial information for the years ended August 31, 1996 to 2000 and Form 10-Q and the related unaudited financial information for the three months ended November 30, 2000;

        (2) Fedders' Schedule 14A filed in connection with its Annual Meeting held December 19, 2000 and subsequent Forms 4 and Forms 13-F;

        (3) The historical market prices and trading activity for the Class A Stock and the Common Stock for the period from January 2, 1998 to February 22, 2001;

        (4) The historical market prices and trading activity for the Class A Stock and the Common Stock compared to that of certain publicly traded companies which TM Capital deemed to be relevant;

        (5) The financial position and results of operations of Fedders compared to that of certain companies which TM Capital deemed to be relevant;

        (6) The terms of transactions in which public companies with two classes of common stock were combined into a single class of stock;

        (7) The terms of transactions in which public companies with two classes of common stock were acquired;

        (8) Premiums paid in relevant transactions in which the purchaser acquired a substantial share of the target company; and

        (9) Other financial analyses and investigations as it deemed necessary or appropriate in arriving at its opinion.

         TM Capital performed the financial analyses described below, and reviewed with Fedders' management and board of directors the assumptions upon which its analyses were based, as well as other factors. The summary set forth below is not a complete description of the analyses performed or factors considered by TM Capital.



         Summary of Analyses. In connection with its opinion, TM Capital reviewed and analyzed:

        (1)     Similar historical recapitalization transactions;

        (2)     Dual class, publicly-traded companies;

        (3)     Historical acquisitions of dual class public companies;

        (4) The historical trading activity of Fedders' Class A and Common Stock;

        (5)     Premiums paid for significant ownership purchases; and

        (6) The current and proposed terms, control and voting rights of the Class A, Common and Class B Stock.

         Analysis of Historical Recapitalization Transactions. TM Capital identified and analyzed 16 recapitalization transactions occurring among publicly-traded companies in 1998 to 2001. In each recapitalization transaction, two publicly-traded classes of stock of a single company with different voting rights were recapitalized as, and combined into, a single class of common stock. For each of the companies identified for the analysis, TM Capital examined the number of new shares received in the recapitalization for each share of the stock that had more votes per share (the "Control Voting Stock") and the number of new shares received in the recapitalization for each share of the stock that had fewer (or no) votes per share (the "Non-Control Stock").

         Of the 16 transactions examined, 11 were transactions that used a one-for-one exchange ratio for each share exchanged. The remaining five transactions provided greater consideration for the Control Voting Stock than for the Non-Control Stock. In three transactions this was accomplished through an exchange ratio for the Control Voting Stock greater than 1.0. In one case this was accomplished through an exchange ratio for the Non-Control Stock of less than 1.0, and in another case this was accomplished through the payment of additional cash consideration to the holder of the Control Stock. For comparability, TM Capital calculated on a pro forma basis the equivalent exchange ratio for each of these transactions if they had achieved the same economic result through the exchange ratio for the Control Voting Stock.


         Based upon this methodology, the exchange ratio for the Control Voting Stock in the five transactions ranged from 1.01 to 1.32, with an average of 1.14, as compared to the ratio of 1.10 in the proposed Fedders recapitalization. The dilution of the ownership interest of the Non-Control Stock in these transactions ranged from 1.63% to 5.67%, with an average of 3.01%, as compared to the dilution of 5.04% in the proposed Fedders recapitalization. TM Capital then calculated on a pro forma basis the exchange ratio for each transaction if the dilution percentage from each transaction were applied to the 46.88% ownership proportion represented by Fedders' Non-Control Stock. These adjusted exchange ratios ranged from 1.03 to 1.11, with an average of 1.06, as compared to the ratio of 1.10 in the proposed Fedders recapitalization.


         TM Capital also calculated the ratio of the share prices of the Control Voting Stock to the Non-Control Stock as of the day prior to the announcement of each of these five transactions. These ratios ranged from
0.93 to 1.21, with an average of 1.02, as compared to a ratio of 1.13 for Fedders. TM Capital then compared the exchange ratio in each transaction to the prior trading ratio of the Control Voting Stock to the Non-Control Stock. The difference in these ratios ranged from 0.32 higher than the trading ratio to 0.20 lower than the trading ratio. On average the exchange ratio in these five transactions was 0.12 higher than the trading ratio. In the proposed Fedders recapitalization, the exchange ratio was calculated to be 0.03 lower than the trading ratio of the Control Voting Stock to the Non-Control Stock prior to the transaction.

         Analysis of Dual Class Publicly Traded Companies. TM Capital identified and analyzed a group of 52 publicly traded U.S. companies with a minimum market capitalization of $50 million that had two classes of publicly traded common stock with different voting rights. TM Capital analyzed the discount or premium at which the lesser voting shares trade relative to greater voting shares. As of the date of this analysis, the trading spread between the dual class shares of those companies averaged a discount of 4.11%, while the trading spread between Fedders Common Stock and Fedders Class A Stock was a discount of 11.76%.

         Analysis of Historical Acquisitions of Dual Class Public Companies. TM Capital identified and analyzed 24 acquisitions occurring in 1998 to 2001 of companies with two classes of common stock with different voting rights. Out of those 24 transactions, 21 used a one-for-one exchange ratio and three had exchange ratios in which an additional premium was paid to the control shareholders. For each of these three transactions the consideration paid to the holders of each class of stock was examined to determine the percentage by which the price per share paid to holders of the higher voting shares exceeded the price per share paid to holders of lower voting shares. In the three transactions, the additional premium paid to the control shareholders ranged from 9.1% to 30.0% and averaged 16.4%. TM Capital considered it useful to review such acquisition premiums as an indication of the premium which control shareholders may forego if an acquisition were to follow the recapitalization; however, as the proposed recapitalization is not an acquisition, TM Capital did not consider it meaningful to directly compare such premium to the premium paid in the recapitalization.


         Analysis of the Historical Trading Activity of Fedders' Class A and Common Shares. TM Capital reviewed and analyzed the historical trading activity of Fedders' Class A and Common Stock. This analysis included an examination of the average trading discount at which the Class A Stock traded as compared to the Common Stock. Based on daily closing prices from January 2, 1998 to February 22, 2001, the discount between the Class A and Common Stock averaged 6.9%. The discount for the period from January 2, 2001 to February 22, 2001 averaged 13.2%. For similar periods, the average daily trading volumes of the shares of Class A Stock as a percentage of the average daily trading volumes of the shares of Class A Stock and Common Stock combined were 39.8% and 22.3% respectively.


         Analysis of Premiums Paid for Significant Ownership Purchases. TM Capital reviewed 98 transactions from 1998 to the present and analyzed the premiums paid in those transactions for significant positions of equity ranging from 10% to 50%. The corresponding premiums ranged from less than -51% to as much as 386% with an average premium of 40.9%. TM Capital considered it useful to review such share purchase premiums as an indication of the premium which control shareholders may forego if a share purchase were to follow the recapitalization; however, as the proposed recapitalization is not a share purchase, TM Capital did not consider it meaningful to directly compare such premium to the premium paid in the recapitalization.

         Current and Proposed Terms, Control and Voting Rights of Class A, Common and Class B Shares. TM Capital analyzed the current and proposed control and voting rights of each of the classes of stock. Under the current capitalization, Class A, Common and Class B shareholders have 46.88%, 46.02% and 7.09% of the economic ownership and 0.00%, 86.65% and 13.35% of the votes, respectively. Additionally, under the current capitalization, in the event of a 15% share purchase or a proxy contest the Class B shareholders have 60.65% of the votes, the Common shareholders have 39.35% of the votes, while the Class A shareholders have no votes. Under the proposed recapitalization, the former Class A, former Common and Class B shareholders would have 44.52%, 48.07% and 7.41% of the economic ownership and 44.52%, 48.07% and 7.41% of the votes, respectively. Additionally, under the proposed recapitalization, in the event of a 15% share purchase or a proxy contest the Class B shareholders would have 44.45% of the votes, the former Common shareholders would have 28.84% of the votes, and the former Class A shareholders would have 26.71%.


         Conclusion. The foregoing description is only a summary of the material aspects of the financial analyses used by TM Capital in connection with rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying TM Capital's opinion.

         In arriving at its opinion, TM Capital considered the results of all these analyses. The analyses were prepared solely for the purposes of TM Capital providing its opinion as to the fairness, from a financial point of view, to the holders of all outstanding Fedders Class A and Common Stock of the exchange of each share of Class A Stock for one share of new Common Stock and each share of Common Stock for 1.1 shares of new Common Stock, and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. Any analysis of the fairness, from a financial point of view, to the stockholders of Fedders, involves complex considerations and judgments. TM Capital's opinion and the related presentation to Fedders' board on February 27, 2001 was one of many factors taken into consideration by Fedders' board of directors in approving the recapitalization.

         TM Capital's opinion was for the use and benefit of Fedders' board of directors in its consideration of the proposed recapitalization. TM Capital was not requested to opine as to, and its opinion does not in any manner address, Fedders' underlying business decision to proceed with or effect the recapitalization, or the relative merits of the recapitalization as compared to any alternative business strategies which might exist for Fedders or the effect of any other transaction in which Fedders might engage.


         TM Capital advised Fedders in its August 1999 acquisition of Trion, Inc., for which TM Capital received a fee of $525,000, and TM Capital advised Fedders in its March 2001 acquisition of Polenz GmbH, for which TM Capital received a fee of $270,000.


Effect of the Recapitalization

         Business and Operations; Officers and Directors. Fedders expects that the recapitalization will have no impact on its operations. Following the recapitalization, Fedders will continue its current businesses under the Fedders Corporation name. The Fedders board of directors and executive officers at the effective time of the recapitalization, will remain in office following the recapitalization. Pro forma consolidated financial statements are included elsewhere in this document to reflect the material changes in the consolidated financial statements following completion of the recapitalization.


         Number of Outstanding Shares. After the recapitalization, Fedders will have only two classes of stock, both of which will be voting. The recapitalization will increase the total number of shares of Common Stock and Class B Stock. As of June 1, 2001, approximately 14,184,759 shares of Common Stock, 14,880,004 shares of Class A Stock and 2,266,406 shares of Class B Stock, or a total of approximately 31,331,169 shares, were outstanding. Following the recapitalization, approximately 30,483,238 shares of new Fedders Common Stock and approximately 2,493,046 shares of new Fedders Class B Stock will be outstanding. Following the recapitalization, Fedders Class A Stock will no longer be listed on the New York Stock Exchange and will be eligible for termination of registration under the Securities Exchange Act of 1934. The new Fedders Common Stock will be listed on the New York Stock Exchange and registered under the Securities Exchange Act of 1934.


 !       Effect on Share Prices. No assurances can be given as to the market price of new Common Stock after the recapitalization. It is expected that the market price of new Common Stock after the recapitalization will reflect both a greater number of shares of new Common Stock outstanding and the cancellation of the Class A Stock. The post-recapitalization price of new Common Stock may be lower than the pre-recapitalization price of Common Stock.

Stockholder Vote

         Under the terms of the certificate of incorporation, the proposed amendment requires approval of at least a majority of the voting power of the shares of Common Stock, Class A Stock and Class B Stock, each voting separately as a class.

         Assuming a majority of the holders of Common Stock, Class A Stock and Class B Stock approve the proposed amendment, the recapitalization will require the approval of at least a majority of the voting power of the shares of Common Stock and Class B Stock, voting together as a single class.

         In any vote of stockholders in which the holders of the Common Stock, Class A Stock and Class B Stock vote as separate classes and the holders of Class B Stock have one vote per share, the directors and executive officers of Fedders control approximately 0.7% of the aggregate voting power of the Common Stock, 27.1% of the aggregate voting power of the Class A Stock and 99.8% of the aggregate voting power of the Class B Stock. In any vote of stockholders in which the holders of the Common Stock and the Class B Stock vote together as a single class and the holders of Class B Stock have one vote per share, the directors and executive officers of Fedders control approximately 14.4% of the aggregate voting power.

         Under the terms of the certificate of incorporation, certain important transactions, including mergers (except where the other party to the merger is a majority-owned subsidiary of Fedders), require a separate vote of shares of the Class B Stock, voting separately as a class. However, the recapitalization does not require a separate vote of the Class B Stock because the merger is being completed with a wholly-owned subsidiary of Fedders, FC Merger Sub, Inc. Fedders' certificate of incorporation provides that the holders of Class A Stock are not entitled to vote at any meeting of the stockholders or otherwise, except as may be specifically required by applicable law. The DGCL requires the vote of the holders of the Class A Stock, voting as a separate class, for the proposed amendment but does not require the vote of the holders of Class A Stock for the recapitalization. In addition, approval of the recapitalization is not conditioned upon the favorable vote of a majority of Fedders' unaffiliated stockholders.

Interests of Certain Persons in the Recapitalization


         You should be aware of the interests that directors and executive officers who are also stockholders of Fedders, including Salvatore Giordano, the Chairman Emeritus and a director, Sal Giordano, Jr., the Chairman and Chief Executive Officer, and Joseph Giordano, a director of Fedders, have in the recapitalization. These interests may be different than the interests of other stockholders.


         Effect on Voting Power.

         The directors and executive officers of Fedders together control 101,036 shares of the Common Stock, or approximately 0.7% of the Common Stock, 4,039,102 shares of Class A Stock, or approximately 27.1% of the Class A Stock and 2,262,566 shares of the Class B Stock, or approximately 99.8% of the Class B Stock.

         In any vote of stockholders in which the holders of the Common Stock and the Class B Stock vote together as a single class and the holders of Class B Stock have one vote per share, the directors and executive officers of Fedders control approximately 14.4% of the aggregate voting power. The board of directors estimates that after the recapitalization, in any such vote of stockholders, the directors and executive officers will control approximately 20.1% of the aggregate voting power.

         In any vote of stockholders in which the holders of the Common Stock and the Class B Stock vote together as a single class and the holders of Class B Stock have ten votes per share, the directors and executive officers of Fedders control approximately 61.7% of the aggregate voting power. The board of directors estimates that after the recapitalization, in any such vote of stockholders, the directors and executive officers will control approximately 52.4% of the aggregate voting power.

         Effect on Beneficial Interest.


         The directors and executive officers currently beneficially own approximately 2.5% of the Common Stock, 32.0% of the Class A Stock and 99.8% of the Class B Stock. After the recapitalization, the directors and executive officers will beneficially own approximately 16.9% of the new Common Stock and 99.8% of the new Class B Stock. As of June 1, 2001, each director and executive officer owned beneficially the number of shares of Common Stock, Class A Stock and Class B Stock set forth in the following table. Shares subject to acquisition are included and noted appropriately. Unless otherwise indicated, the owners listed have sole voting and investment power.

         Effect on Filing Parties' Interest in Net Book Value and Net Earnings of Fedders.

         Salvatore Giordano currently beneficially owns, in the aggregate, 3,604,425 shares of Common Stock, Class A Stock and Class B Stock, including shares held by corporations with respect to which he shares voting and investment power, or 11.5% of the total outstanding stock of Fedders, with a fair market value of $17,195,093, an 11.5% interest in the net book value and an 11.5 % interest in the net earnings of Fedders. After the recapitalization, Salvatore Giordano will beneficially own, in the aggregate, 3,830,791 shares of Common Stock and Class B Stock, or 11.6% of the total outstanding stock of Fedders, an 11.6 % interest in the net book value and an 11.6% interest in the net earnings of Fedders.

         Sal Giordano, Jr. currently beneficially owns, in the aggregate, 4,145,108 shares of Common Stock, Class A Stock and Class B Stock , including shares held by corporations with respect to which he shares voting and investment power, or 13.2% of the total outstanding stock of Fedders, with a fair market value of $19,574,038, a 13.2% interest in the net book value and a 13.2% interest in the net earnings of Fedders. After the recapitalization, Sal Giordano, Jr. will beneficially own, in the aggregate, 4,371,474 shares of Common Stock and Class B Stock, or 13.3% of the total outstanding stock of Fedders, a 13.3% interest in the net book value and a 13.3% interest in the net earnings of Fedders.

         Joseph Giordano currently beneficially owns, in the aggregate, 3,595,423 shares of Common Stock, Class A Stock and Class B Stock , including shares held by corporations with respect to which he shares voting and investment power, or 11.5% of the total outstanding stock of Fedders, with a fair market value of $17,162,982, an 11.5% interest in the net book value and an 11.5% interest in the net earnings of Fedders. After the recapitalization, Joseph Giordano will beneficially own, in the aggregate, 3,823,070 shares of Common Stock and Class B Stock, or 11.6% of the total outstanding stock of Fedders, an 11.6% interest in the net book value and an 11.6% interest in the net earnings of Fedders.

         FC Merger Sub, Inc. currently beneficially owns no Common Stock, Class A Stock or Class B Stock of Fedders and the recapitalization will have no impact on its interest in the net book value and net earnings of Fedders.

                                              Prior to the Recapitalization (1)
                         Common Stock                 Class A Stock                Class B Stock           Total of All Classes
                    Beneficially  Percent of    Beneficially     Percent of  Beneficially   Percent of  Beneficially   Percent of
                       Owned        Class           Owned          Class         Owned        Class        Owned          Total
                                                                                                                       Outstanding
Name of beneficial
       owner


Directors
Salvatore Giordano    1,100 (2)  Less than 1% 1,340,759 (4)(5)      9.0%     2,262,566(9)     99.8%        3,604,425      11.4%
Sal Giordano, Jr.     1,100 (2)  Less than 1% 1,881,442 (4)(6)     12.6%     2,262,566(9)     99.8%        4,145,108      13.1%
William J. Brennan    5,000      Less than 1%    75,885         Less than 1%       __          0.0%           80,885  Less than 1%
David C. Chang           __          0.0%         9,908         Less than 1%       __          0.0%            9,908  Less than 1%
Michael L. Ducker        __          0.0%            __             0.0%           __          0.0%               __      0.0%
Joseph Giordano      13,910 (2)  Less than 1% 1,318,947 (4)(7)      8.8%     2,262,566(9)     99.8%        3,595,423      11.3%
C.A. Keen                __          0.0%       113,951         Less than 1%       __          0.0%          113,951  Less than 1%
Howard S. Modlin    256,800 (3)      1.8%       407,038  (8)        2.7%           __          0.0%          663,838      2.1%
S.A. Muscarnera      55,000      Less than 1%   189,602             1.3%           __          0.0%          244,602  Less than 1%
Anthony E. Puleo      2,000      Less than 1%    37,385         Less than 1%       __          0.0%           39,385  Less than 1%


Officers
Jordan Bruno             __          0.0%         5,000         Less than 1%       __          0.0%            5,000  Less than 1%
Nancy DiGiovanni         __          0.0%         7,005         Less than 1%       __          0.0%            7,005  Less than 1%
Robert N.  Edwards       __          0.0%        15,000         Less than 1%       __          0.0%           15,000  Less than 1%
Daryl G.  Erbs           __          0.0%        30,769         Less than 1%       __          0.0%           30,769  Less than 1%
Michael B.  Etter        __          0.0%        10,000         Less than 1%       __          0.0%           10,000  Less than 1%
Michael Giordano         __          0.0%        70,088         Less than 1%       __          0.0%           70,088  Less than 1%
Sal Giordano III        100      Less than 1%     3,719         Less than 1%       __          0.0%            3,819  Less than 1%
Kent E. Hansen           __          0.0%        45,593         Less than 1%       __          0.0%           45,593  Less than 1%
Judy Katz                26      Less than 1%     7,474         Less than 1%       __          0.0%            7,500  Less than 1%
Robert L. Laurent,   20,000      Less than 1%   442,419             3.0%           __          0.0%          462,419      1.5%
Jr.
Joseph B.  Noselli       __          0.0%            __             0.0%           __          0.0%               __      0.0%
Marlene M.  Volpe     5,000      Less than 1%    35,296         Less than 1%       __          0.0%           40,296  Less than 1%


Total Officers and  357,836          2.5%     4,760,662            32.0%     2,262,566        99.8%        7,381,064      23.6%
    Directors


(1) All amounts shown include shares which the named individuals have the right to acquire beneficial ownership of within 60 days as a result of the transactions described in Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended.
(2) The amount shown includes 1,100 shares which are held by a corporation in which Messrs. Salvatore Giordano, Sal Giordano, Jr. and Joseph Giordano are officers, directors and stockholders and share voting and investment power over such shares.
(3) Shares owned by members of Mr. Modlin's family, as to which Mr. Modlin disclaims beneficial ownership.
(4) Includes 643,309 shares which are held by corporations in which Messrs. Salvatore Giordano, Sal Giordano, Jr. and Joseph Giordano are officers, directors and stockholders, and share voting and investment power over such shares.
(5) Includes 204,292 shares held of record by Mr. Giordano's wife, and 78,861 shares held of record by Mr. Giordano's wife in trust for their grandchildren, as to which Mr. Giordano disclaims beneficial ownership.
(6) Includes 18,119 shares held of record by Mr. Giordano's wife, 258,659 shares held of record by Mr. Giordano's wife in trust for their grandchildren, as to which Mr. Giordano disclaims beneficial ownership, and 71,630 shares held by Mr. Giordano in trust as trustee for himself.
(7) Includes 71,630 shares held by Mr. Giordano in trust as trustee for himself and 186,319 shares held by Mr. Giordano in trust for his grandchildren.
(8) Includes 384,040 shares owned by members of Mr. Modlin's family, as to which Mr. Modlin disclaims beneficial ownership.
(9) Shares are owned by Giordano Holding Corporation, as to which Messrs. Salvatore Giordano, Sal Giordano, Jr. and Joseph Giordano share voting and investment power.


         If the recapitalization had occurred on June 1, 2001, each director and executive officer would beneficially own the number of shares of new Common Stock and new Class B Stock set forth on the following table.



                                                  After the Recapitalization (1)
                                 Common Stock                         Class B Stock                    Total of All Classes
                       Beneficially         Percent of         Beneficially      Percent of      Beneficially     Percent of Total
                           Owned               Class              Owned             Class            Owned          Outstanding


Name of beneficial
       owner

Directors
Salvatore Giordano    1,341,969  (2)(4)(5)         4.3%           2,488,822 (8)     99.8%          3,830,791           11.5%
Sal Giordano, Jr.     1,882,652  (2)(4)(6)         6.1%           2,488,822 (8)     99.8%          4,371,474           13.1%
William J. Brennan       81,385             Less than 1%              __             0.0%            81,385          Less than 1%
David C. Chang            9,908             Less than 1%              __             0.0%             9,908          Less than 1%
Michael L. Ducker           __                      0.0%              __             0.0%              __                0.0%
Joseph Giordano       1,334,248  (2)(4)(7)          4.3%          2,488,822 (8)     99.8%          3,823,070            11.5%
C.A. Keen               113,951             Less than 1%              __             0.0%            113,951         Less than 1%
Howard S. Modlin        689,518  (3)               2.2%               __             0.0%            689,518             2.1%
S.A. Muscarnera         250,102             Less than 1%              __             0.0%            250,102         Less than 1%
Anthony E. Puleo         39,585             Less than 1%              __             0.0%            39,585          Less than 1%
Officers
--------
Jordan Bruno              5,000             Less than 1%              __             0.0%             5,000          Less than 1%
Nancy DiGiovanni          7,005             Less than 1%              __             0.0%             7,005          Less than 1%
Robert N.  Edwards       15,000             Less than 1%              __             0.0%            15,000          Less than 1%
Daryl G.  Erbs           30,769             Less than 1%              __             0.0%            30,769          Less than 1%
Michael B.  Etter        10,000             Less than 1%              __             0.0%            10,000          Less than 1%
Michael Giordano         70,088             Less than 1%              __             0.0%            70,088          Less than 1%
Sal Giordano III          3,829             Less than 1%              __             0.0%             3,829          Less than 1%
Kent E. Hansen           45,593             Less than 1%              __             0.0%            45,593          Less than 1%
Judy Katz                 7,502             Less than 1%              __             0.0%             7,502          Less than 1%
Robert L. Laurent,      464,419                    1.5%               __             0.0%            464,419             1.4%
Jr.
Joseph B.  Noselli           __                    0.0%               __             0.0%              __                0.0%
Marlene M.  Volpe        40,796             Less than 1%              __             0.0%            40,796          Less than 1%

Total Officers and    5,154,281                   16.9%           2,488,822         99.8%          7,643,103           23.2%
    Directors




(1) All amounts shown include shares which the named individuals have the right to acquire beneficial ownership of within 60 days as a result of the transactions described in Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended.
(2) The amount shown includes 1,210 shares held by a corporation in which Messrs. Salvatore Giordano, Sal Giordano, Jr. and Joseph Giordano are officers, directors and stockholders and share voting and investment power over such shares.
(3) Includes 666,520 shares owned by members of Mr. Modlin's family, as to which Mr. Modlin disclaims beneficial ownership.
(4) Includes 643,309 shares held by corporations in which Messrs. Salvatore Giordano, Sal Giordano, Jr. and Joseph Giordano are officers, directors and stockholders, and share voting and investment power over such shares.
(5) Includes 204,292 shares held of record by Mr. Giordano's wife, and 78,861 shares held of record by Mr. Giordano's wife in trust for their grandchildren, as to which Mr. Giordano disclaims beneficial ownership.
(6) Includes 18,119 shares held of record by Mr. Giordano's wife, 258,659 shares held of record by Mr. Giordano's wife in trust for their grandchildren, as to which Mr. Giordano disclaims beneficial ownership, and 71,630 shares held by Mr. Giordano in trust as trustee for himself.
(7) Includes 71,630 shares held by Mr. Giordano in trust as trustee for himself and 186,319 shares held by Mr. Giordano in trust for his grandchildren.
(8) Shares owned by Giordano Holding Corporation, as to which Messrs. Salvatore Giordano, Sal Giordano, Jr. and Joseph Giordano share voting and investment power.


Directors


         This section sets forth the names, ages, addresses and principal occupations of the members of the board of directors of Fedders. Only one of the current ten members of the board of directors hold positions with Fedders and the remaining nine individuals are independent, non-employee directors.


         None of the individuals named in this section have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) nor were any of such individuals a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         Each of the individuals named below is a citizen of the United States of America.


         Salvatore Giordano, age 90, the Chairman, Emeritus and a director, has been a director of Fedders since 1945. Mr. Giordano has been associated with Fedders in an executive capacity for more than five years. He is a member of the Executive Committee of Fedders.

         Sal Giordano, Jr., age 62, the Chairman and Chief Executive Officer of Fedders, has been a director since 1965. Mr. Giordano has been associated with Fedders in an executive capacity for more than five years. He is also currently the Chairman of the Nominating Committee and a member of the Executive Committee of Fedders. Mr. Giordano is the son of Salvatore Giordano.

         William J. Brennan, age 73, has been a director since 1980. He has been a financial consultant since 1989. He previously served as a director of Fedders from 1980 to 1987, and was again elected as a director in 1989. Mr. Brennan is also currently the Chairman of the Audit Committee of Fedders.

         David C. Chang, age 59, has been a director since 1998. For the past five years, Dr. Chang has been the President of Polytechnic University located at Six Metrotech Center, Brooklyn, New York 11201. Prior to that, Dr. Chang was the Dean of the College of Engineering and Applied Sciences at Arizona State University. Dr. Chang is currently a member of the Finance and Nominating Committees of Fedders.

         Michael L. Ducker, age 47, has been a director since 2000. From 1999 to present, Mr. Ducker has been Executive Vice President, International of Federal Express Corporation located at 3610 Hacks Cross Road, Memphis, Tennessee 38125. Previously, he was President and Division Head, Asia Pacific Region from 1998 and Senior Vice President of that division from 1995. He has been with Federal Express Corporation since 1975. Mr. Ducker is a member of the Audit and Compensation Committees of Fedders.

         Joseph Giordano, age 68, has been a director since 1961. Mr. Giordano has been retired for the past five years. He was a Senior Vice President of Fedders until his retirement on August 31, 1992, and President of NYCOR, Inc. until its merger into Fedders on August 13, 1996. Mr. Giordano is currently a member of the Executive and Finance Committees. Mr. Giordano is the son of Salvatore Giordano.

         C.A. Keen, age 76, has been a director since 1996. Mr. Keen has been retired for the past five years. He was a Vice President of Fedders for more than 20 years until his retirement in August, 1992. He was also a director of NYCOR, Inc. until its merger into Fedders on August 13, 1996. Mr. Keen is currently a member of the Finance and Nominating Committees of Fedders.

         Howard S. Modlin, age 70, has been a director since 1977. For the past five years, Mr. Modlin has been the President of the law firm of Weisman, Celler Spett & Modlin, P.C. located at 445 Park Avenue, New York, New York 10022. His law firm renders legal services to Fedders from time to time. Mr. Modlin is also a director of General DataComm Industries, Inc. and Trans-Lux Corporation. Mr. Modlin is currently Chairman of the Compensation Committee and a member of the Executive and Audit Committees of Fedders.

         S.A. Muscarnera, age 61, has been a director since 1982. Mr. Muscarnera has been retired for the past five years. He was Senior Vice President and Secretary of Fedders prior to his retirement on August 31, 1996. Mr. Muscarnera served in various capacities with Fedders over 39 years, including human resources and legal. Mr. Muscarnera is currently Chairman of the Finance Committee and a member of the Audit Committee of Fedders. Mr. Muscarnera is the nephew of Salvatore Giordano.

         Anthony E. Puleo, age 66, has been a director since 1994. For the past two and one-half years Mr. Puleo has been the President of Puleo Tree Co. located at 3620 Kennedy Road, South Plainfield, New Jersey 07080. Puleo Tree Co. is an importer of Christmas items. Prior to that Mr. Puleo was President of Boulderwood Corporation. Mr. Puleo is currently a member of the Compensation and Nominating Committees.


Officers


         This section sets forth the names, ages, addresses and positions of the current executive officers of Fedders. The following discussion summarizes any material occupations of the current executive officers of Fedders over the past five years and family relations.


         None of the individuals named below have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) nor were any of such individuals a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         Each of the individuals named below is a citizen of the United States of America.


         Sal Giordano, Jr., age 62, has been the Vice Chairman and Chief Executive Officer of Fedders for more than five years.

         Jordan Bruno, age 50, was elected Vice President, Taxes of Fedders in December 2000. Previously, Mr. Bruno was an appointed officer of Fedders from 1999 to December 2000 and prior thereto, Director of Taxes since 1995. Mr. Bruno has been employed by Fedders since September 1991.

         Nancy DiGiovanni, age 49, was elected Treasurer of Fedders in October 1998. Prior to her election, she served as Assistant Treasurer of Fedders since 1989.

         Robert N. Edwards, age 55, was elected Vice President and General Counsel of Fedders in June 2000. Mr. Edwards has been General Counsel of Fedders since 1995. Mr Edwards has been employed by Fedders since November 1992.

         Daryl G. Erbs, age 43, has been Senior Vice President, International since March 2001. Previously he was Senior Vice President, Technology and Vice President, Technology of Fedders since August 1999. Prior to joining Fedders in February 1999, Mr. Erbs worked for Carrier Corporation for many years, serving in a variety of engineering management positions.

         Michael B. Etter, age 46, was elected President and Chief Operating Officer in June 2000. Previously, Mr. Etter was Senior Vice President of Fedders and Chairman and Chief Executive Officer of Fedders Air Conditioning since May 1, 1999. Mr. Etter served as Vice President of Materials Management and Global Purchasing for Fedders from December 1997 to May 1999 and, prior thereto, Vice President, Materials Management since 1995. Mr. Etter has been employed by Fedders since May 1977.

         Michael Giordano, age 37, was elected Executive Vice President, Finance and Administration and Chief Financial Officer in June 2000. Previously, Mr. Giordano was Vice President, Finance and Chief Financial Officer of Fedders since July 1, 1999. Mr. Giordano also served as Senior Vice President of Fedders International, Inc. from 1998 until being elected to his current position and, prior thereto, Managing Director of the Singapore office of Fedders International since 1995. Mr. Giordano has been employed by Fedders since June 1990. Mr Giordano is a grandson of Salvatore Giordano.

         Sal Giordano III, age 42, was elected Group Vice President, Engineered Products in December 1999. Mr. Giordano was a Vice President of Fedders since August 1996 and President of Melcor Corporation from 1995. Mr. Giordano has been employed by Fedders since February 1983. Mr. Giordano is a grandson of Salvatore Giordano.

         Kent E. Hansen, age 54, was elected Executive Vice President and Secretary in June 2000. Previously, Mr. Hansen was Senior Vice President and Secretary from August 1996 and, prior thereto, Vice President, Finance and General Counsel of NYCOR, Inc.

         Judy A. Katz, age 49, was elected Vice President, Strategic Planning in June 2000. Previously, Ms. Katz held the position of Vice President, Communications and Planning since August 1998 and, prior thereto, Director, Strategic Support since September 1995. Ms. Katz has been employed by Fedders since September 1990.

         Robert L. Laurent, Jr., age 46, is the Executive Vice President, Acquisitions and Alliances of Fedders since January 1999. From 1995 to January 1999, Mr. Laurent was the Executive Vice President, Finance and Administration and Chief Financial Officers of Fedders. Mr. Laurent has been employed by Fedders since August 1980.

         Joseph B. Noselli, age 45, was elected Corporate Controller in June 2000. Previously, Mr. Noselli was with Ingersoll-Rand Co. from 1980 to 2000, most recently as Vice President and Controller of its production equipment group.

         Marlene M. Volpe, age 65, was elected Vice President, Human Resources in June 2000. Previously, Ms. Volpe was Vice President,
Recruitment and Leadership Development since 1995. She has been employed by Fedders since October 1971.


Financing the Recapitalization

         No outside financing is required in order to complete the proposed recapitalization. Fedders will use existing cash to make any cash payments payable in lieu of fractional shares upon the exchange of the Common Stock and Class A Stock for new Common Stock and the Class B Stock for new Class B Stock.


Material Federal Income Tax Consequences of the Recapitalization

         The following discussion summarizes the material U.S. federal income tax consequences of the recapitalization to holders of Common Stock, Class A Stock and Class B Stock. This discussion assumes that such shares are held as capital assets and does not address all of the U.S. federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances or to stockholders that are subject to special rules, such as:


         o        financial institutions,
         o        mutual funds,
         o        tax-exempt organizations,
         o        insurance companies,
         o        dealers in securities or foreign currencies,
         o persons (including traders in securities) using a mark-to-market method of accounting,
         o stockholders who hold such shares as a hedge against currency risk or as part of a straddle, constructive sale or conversion transaction or
         o stockholders who acquired their shares upon the exercise of employee stock options or otherwise as compensation.


         The following discussion is based upon the Internal Revenue Code, laws, regulations, rulings and decisions in effect as of the date of this proxy statement, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling has been or will be sought from the Internal Revenue Service as to the U.S. federal income tax consequences of the recapitalization and the following discussion is not binding on the Internal Revenue Service. YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE RECAPITALIZATION, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS BASED ON YOUR PARTICULAR FACTS AND CIRCUMSTANCES.

         In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, which is based upon representations of Fedders, the recapitalization should constitute a "recapitalization" within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code. Accordingly, you should not recognize any gain or loss upon the receipt of new Common Stock or Class B Stock in exchange for your old Common Stock, Class A Stock or Class B stock pursuant to the recapitalization (except, as described below, with respect to cash received in lieu of fractional shares).


         A stockholder's aggregate adjusted tax basis in the new Common Stock or new Class B Stock received in the recapitalization should be equal to such stockholder's aggregate tax basis in its old Common Stock, Class A Stock or Class B Stock surrendered in exchange therefor (adjusted with respect to fractional shares). A stockholder's holding period for the new Common Stock or new Class B Stock received in the recapitalization should include such stockholder's holding period for its old Common Stock, Class A Stock or Class B Stock surrendered in exchange therefor.

         Stockholders that receive cash in lieu of fractional shares pursuant to the recapitalization will be treated as having received such fractional shares pursuant to the recapitalization and then as having sold such fractional shares for cash. The amount of any capital gain or loss attributable to such sale will be equal to the difference between the cash received with respect to the fractional shares and the ratable portion of such stockholder's tax basis of the Common Stock or Class B Stock surrendered that is allocated to such fractional shares. Any such capital gain or loss will be long-term capital gain or loss if such stockholder's holding period for such Common Stock or Class B Stock exceeded 12 months upon consummation of the recapitalization.

         The preceding discussion is general in nature and does not consider any particular stockholder's individual facts and circumstances. Since the tax consequences of the recapitalization to you will depend on your particular facts and circumstances, you are strongly urged to consult your tax advisor as to the tax consequences to you of the recapitalization.



              INFORMATION ABOUT FEDDERS AND CERTAIN AFFILIATES

Fedders Corporation

                  Fedders Corporation
                  505 Martinsville Road,
                  Liberty Corner, New Jersey 07938
                  Telephone: (908) 604-8686

                  Fedders, a Delaware corporation, is a leading global manufacturer of air treatment products, including air conditioners, air cleaners, dehumidifiers and humidifiers, and thermal technology products. Fedders was established more than 100 years ago and has been in the air treatment business for more than 50 years. Fedders has been expanding into a broad variety of air treatment businesses. Fedders is a filing person for the recapitalization.

FC Merger Sub, Inc.

                  FC Merger Sub, Inc.
                  505 Martinsville Road,
                  Liberty Corner, New Jersey 07938
                  Telephone: (908) 604-8686

                  FC Merger Sub, Inc., a wholly owned subsidiary of Fedders, is a newly formed Delaware corporation created for the sole purpose of implementing the recapitalization. It has not conducted any business since its formation. At the time of the recapitalization, FC Merger Sub, Inc. will merge into Fedders and cease to exist. FC Merger Sub, Inc. is a filing person for the recapitalization.

                  FC Merger Sub, Inc. has not been convicted in a criminal proceeding since its creation, nor has it been a party to any judicial or administrative proceeding since its creation that resulted in a judgment, decree, or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Giordano Holding Corporation

                  505 Martinsville Road
                  P.O. Box 850
                  Liberty Corner, New Jersey 07938
                  Telephone:  (908) 604-8686

                  Giordano Holding Corporation is a holding company as to which Salvatore Giordano, Sal Giordano, Jr. and Joseph Giordano share voting and investment power. Giordano Holding Corporation was created solely for the purpose of holding certain investments, including Fedders stock.

                  Giordano Holding Corporation has not been convicted in a criminal proceeding since its creation, nor has it been a party to any judicial or administrative proceeding since its creation that resulted in a judgment, decree, or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Salvatore Giordano

                  c/o Fedders Corporation
                  505 Martinsville Road,
                  Liberty Corner, New Jersey 07938
                  Telephone: (908) 604-8686

                  Salvatore Giordano is the Chairman Emeritus of Fedders' board and has been a director of Fedders since 1945. Mr. Giordano had been associated with Fedders in an executive capacity for more than five years. He is currently a member of the Executive Committee of Fedders.

Sal Giordano, Jr.

                  c/o Fedders Corporation
                  505 Martinsville Road,
                  Liberty Corner, New Jersey 07938
                  Telephone: (908) 604-8686

                  Sal Giordano, Jr. is the Chairman and Chief Executive Officer of Fedders and has been a director since 1965. Mr. Giordano has been associated with Fedders in an executive capacity for more than five years. He is also currently the Chairman of the Nominating Committee and a member of the Executive Committee of Fedders. Mr. Giordano is the son of Salvatore Giordano.

Joseph Giordano

                  c/o Fedders Corporation
                  505 Martinsville Road,
                  Liberty Corner, New Jersey 07938
                  Telephone: (908) 604-8686

                  Joseph Giordano has been a director of Fedders since 1961. Mr. Giordano has been retired for the past five years. He was a Senior Vice President of Fedders until his retirement on August 31, 1992, and President of NYCOR, Inc. until its merger into Fedders on August 13, 1996. Mr. Giordano is currently a member of the Executive and Finance Committees. Mr. Giordano is the son of Salvatore Giordano.



                            THE RECAPITALIZATION


         If you are a holder of record of Fedders Common Stock or Class B Stock and you return a signed proxy or proxies in the enclosed form(s), the shares represented by your proxy or proxies will be voted for approval of the recapitalization and for the adoption of the recapitalization agreement described in this document, unless you instruct otherwise. Fedders' board of directors has unanimously approved and adopted the recapitalization agreement, a copy of which is attached as Annex A and incorporated in this document by reference. The following discussion highlights the material information about the proposed recapitalization of the Fedders Common Stock, Class A Stock and Class B Stock, but may not include all of the information that you, as a stockholder, would like to know. The board of directors urges you to read the agreement attached to this document as Annex A in its entirety.


General

         Subject to the satisfaction of the conditions to completion of the recapitalization, including the approval of the proposed amendment to the certificate of incorporation and the recapitalization and adoption of the merger agreement by the stockholders of Fedders, FC Merger Sub, Inc. will be merged with and into Fedders at the effective time. The "effective time" is the time at which the merger will become effective under Delaware law. Fedders will be the surviving corporation and will continue to do business under the name Fedders Corporation.

What Fedders Stockholders Will Receive

         In the recapitalization, Fedders Common Stock and Class A Stock will be exchanged for new Common Stock and Fedders Class B Stock will be exchanged for new Class B Stock. As a result of this recapitalization:

         o Each share of Common Stock will be exchanged for 1.1 shares of new Common Stock;

         o Each share of Class A Stock will be exchanged for one share of new Common Stock; and

         o Each share of Class B Stock will be exchanged for 1.1 shares of new Class B Stock.

         Any stockholder who would in the aggregate hold less than one share of new Common Stock or new Class B Stock after the exchange will not receive fractional shares. In lieu of any such fractional shares, each holder of Common Stock or Class B Stock who would otherwise have been entitled to a fraction of a share of new Common Stock or new Class B Stock, as the case may be, upon surrender of their Common Stock or Class B Stock will be paid cash upon such surrender in an amount equal to the product of such fraction multiplied by the closing sale price of the new Common Stock on the New York Stock Exchange on the date upon which the merger becomes effective, or, if the new Common Stock is not so traded on such day, the closing sale price on the next day on which such stock is traded on the New York Stock Exchange.


         As of June 1, 2001, there were 14,184,759 shares of Common Stock outstanding, 14,880,004 shares of Class A Stock outstanding and 2,266,406 shares of Class B Stock outstanding.


Conditions to Completion of the Recapitalization

         Completion of the recapitalization is subject to various conditions that must be satisfied or waived prior to the recapitalization. These conditions include that:

         o Fedders receives the required stockholder approval for the proposed amendment to the certificate of incorporation;

         o Fedders receives the required stockholder approval for the recapitalization;

         o the registration statement filed with the Securities and Exchange Commission in connection with the issuance of the new Common Stock and new Class B Stock becomes effective;

         o the New York Stock Exchange approves the listing of the new Fedders Common Stock;

         o if a filing becomes necessary under the Hart-Scott-Rodino Antitrust Improvements Act, all waiting periods have expired or terminated;

         o Fedders receives all necessary material licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with Fedders and its subsidiaries; and

         o Fedders files a certificate of merger with the Secretary of State of Delaware.


         The only material United States regulatory approvals that may be required are certain filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and its associated rules. Under this act, certain existing holders of Fedders Common Stock, Class A Stock and/or Class B Stock may be required to furnish certain information to the Antitrust Division of the United States Department of Justice and the Federal Trade Commission. Based on the reported sale price of shares of Common Stock and Class A Stock as of June 1, 2001, no filings will be required under the Hart-Scott-Rodino Antitrust Improvements Act. If circumstances change, the existing holders of Fedders Common Stock, Class A Stock and/or Class B Stock will make any necessary filings. If such filings become necessary, a condition to the completion of the recapitalization will be that the required waiting periods under such act must have expired or terminated.

         Fedders does not anticipate that any of the conditions to the recapitalization will be waived. Fedders expects that the recapitalization will be completed as soon as practicable after the conditions to the completion are satisfied, or at such later date as is, in the judgment of Fedders' board of directors, in the best interests of the stockholders of Fedders.


         Under the terms of the certificate of incorporation, the proposed amendment requires approval of at least a majority of the voting power of the shares of Common Stock, Class A Stock and Class B Stock, each voting separately as a class.

         Assuming the proposed amendment is approved, the recapitalization will require the approval of at least a majority of the voting power of the shares of Common Stock and Class B Stock, voting together as a single class.


         Fedders' directors and executive officers have indicated that they intend to vote FOR both the proposed amendment and the recapitalization. As of June 1, 2001, these directors and executive officers were entitled to vote approximately: (i) 101,036 shares of Common Stock, representing approximately 0.7% of the voting power of the Common Stock; (ii) 4,039,102 shares of Class A Stock, or approximately 27.1% of the outstanding Class A Stock; (iii) 2,262,566 shares of Class B Stock, or approximately 99.8% of the outstanding Class B Stock; and (iv) 2,363,602 shares of Common Stock and Class B Stock representing approximately 14.4% of the voting power of the Common Stock and Class B Stock, voting together as a single class.


         Approval of the recapitalization will also constitute approval of:

         o the restated certificate of incorporation attached as Exhibit A to the recapitalization agreement attached hereto as Annex A, which will be in effect upon consummation of the recapitalization;

         o all amendments to all of the foregoing deemed appropriate by the board of directors to effect the recapitalization; and

         o the conversion of outstanding stock options and rights for Common Stock or Class A Stock into options or rights to receive shares of new Common Stock.


         Fedders would re-solicit the approval of its stockholders if (i) the information contained in this proxy statement/prospectus contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements made in this proxy statement/prospectus not misleading or (ii) Fedders desired to materially alter the terms of the recapitalization.


Amendment of the Recapitalization Agreement

         The agreement governing the transaction provides that the boards of directors of Fedders and FC Merger Sub, Inc., by mutual written agreement, may amend, modify, or supplement the agreement, at any time prior to the effective time of the merger, notwithstanding any approval of this Agreement by the stockholders of either or both of Fedders and FC Merger Sub, Inc.

Abandonment of the Recapitalization


         The agreement governing the transaction provides that the board of directors may terminate the agreement or abandon the recapitalization in its sole discretion, notwithstanding adoption and approval of the agreement by the stockholders of either or both of Fedders and FC Merger Sub, Inc.


Estimated Fees and Expenses of the Recapitalization

         The following table sets forth the estimated expenses incurred and to be incurred by Fedders in connection with the combination. These fees will be paid by Fedders.

Filing/registration fees.........................................   $
NYSE listing fees................................................
Printing and engraving costs.....................................
Legal fees and expenses..........................................
Accounting fees and expenses.....................................
Financial advisory fees and expenses.............................
Depositary fees and expenses.....................................
Proxy solicitation fees and expenses.............................
Public relations fees and expenses...............................
Miscellaneous....................................................
                                                                    -----------
Total............................................................   $
                                                                    ===========


Effective Time of the Recapitalization

         The recapitalization will become effective upon the date that the certificate of merger is filed with the Secretary of State of the State of Delaware. This is expected to occur on ________, 2001, following the special meeting.

Regulatory Matters

To complete the recapitalization:

         o Fedders must file a certificate of merger with the Secretary of State of Delaware; and

         o if a filing becomes necessary under the Hart-Scott-Rodino Antitrust Improvements Act, all waiting periods must have expired or terminated.

Fedders does not need to comply with any other federal or state regulatory requirements or obtain any other regulatory approvals in order to effect the combination.

Appraisal Rights


         If the recapitalization is completed, the Class B stockholders will be entitled to seek an appraisal of, and be paid in cash the "fair value" of, their shares instead of receiving the stock or cash that they would otherwise be entitled to under the recapitalization agreement. These rights are commonly referred to as "appraisal rights." Section 262 of the Delaware General Corporation Law sets forth the requirements that must be satisfied and the procedures that must be followed to exercise appraisal rights. Section 262 is reproduced in Annex C to this proxy statement/prospectus. Because Fedders Common Stock and Class A Stock is listed on the New York Stock Exchange, holders of Common Stock and Class A Stock are not entitled to appraisal rights under Section 262.

         Giordano Holding Corporation holds approximately 99.8% of the Class B Stock. Salvatore Giordano, Fedders' Chairman Emeritus, Sal Giordano, Jr., Fedders' Chairman and Chief Executive Officer, and Joseph Giordano, a director of Fedders, collectively hold all of the voting power of Giordano Holding Corporation. They have unanimously indicated their intention not to cause the Giordano Holding Corporation to exercise its statutory appraisal rights.

         Any Class B stockholders who are entitled to appraisal rights must, in order to exercise such rights, demand such rights BEFORE the vote on the recapitalization at the special meeting of stockholders. Failure to satisfy the requirements and follow the procedures set forth in Section 262 may result in a loss of appraisal rights. If a Class B stockholder demands appraisal but is determined not to be entitled to such rights or otherwise loses such rights, the Class B stockholder will be entitled to receive the consideration that such stockholder would have been entitled to under the terms of the recapitalization agreement as if such stockholder had not sought to exercise appraisal rights. Appraisal rights are available only to record holders of shares.


         Section 262 requires Fedders to notify the Class B stockholders, at least 20 days before the special meeting, as to the availability of appraisal rights and to provide the Class B stockholders with a copy of
Section 262. This proxy statement/prospectus, including Annex C, serves as the required notice.

         To exercise statutory appraisal rights, a Class B stockholder must:

         o deliver to Fedders before the vote on the recapitalization a written demand for an appraisal of the shares of Class B Stock;

         o continuously hold shares of Class B Stock from the date the Class B stockholder delivers a written demand for an appraisal through the effective date of the recapitalization; and

         o        not vote in favor of the recapitalization agreement.

         In addition, if neither any Class B stockholder who has demanded appraisal rights nor Fedders has filed a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares for which appraisal is sought within 120 days after the effective date of the recapitalization, then all appraisal rights will be lost. Fedders has no obligation and does not intend to file such an appraisal petition. Accordingly, it is the obligation of the Class B stockholders seeking appraisal to file an appropriate appraisal petition with the Court of Chancery within the 120-day time period prescribed by Section 262 of the DGCL.

         Any demand for an appraisal must be in writing, signed and mailed or delivered to:

                  Fedders Corporation
                  505 Martinsville Road
                  Liberty Corner, New Jersey  07938-0813
                  Attn:  Corporate Secretary

         A written demand must reasonably inform Fedders of the identity of the Class B stockholder and of the Class B stockholder's intent to demand appraisal of his, her or its shares of Class B Stock. Voting against the recapitalization or otherwise failing to vote for the recapitalization will not by itself constitute a demand for an appraisal or sufficient notice of an election to exercise appraisal rights. If a Class B stockholder sells or otherwise transfers or disposes of the shares of Class B Stock before the effective time of the recapitalization, such stockholder will lose the appraisal rights with respect to those shares.

         A demand for appraisal should be signed by or on behalf of the Class B stockholder exactly as the Class B stockholder's name appears on the Class B stockholder's stock certificates. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a record holder; however, in the demand the agent must identify the record owner or owners and expressly disclose that the agent is executing the demand as an agent for the record owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights for the shares held for one or more beneficial owners and not exercise appraisal rights for the shares held for other beneficial owners. In this case, the written demand should state the number of shares for which appraisal rights are being demanded. When no number of shares is stated, the demand will be presumed to cover all shares held of record by the broker or nominee.

         If the recapitalization is completed, Fedders will send, within 10 days after the effective date of the recapitalization, notice of the effective date of the recapitalization to each Class B stockholder who has properly demanded appraisal rights under Section 262 and has not voted in favor of the recapitalization agreement.

         If a Class B stockholder has complied with the requirements for exercising appraisal rights, then during the 120 days following the effective date of the recapitalization, such stockholder may request from Fedders a statement as to the aggregate number of shares not voted in favor of the recapitalization agreement and with respect to which demands for appraisal have been received and the number of holders of those shares. Upon receiving any such request, which must be made in writing, Fedders will mail a statement of that information to such Class B stockholder within 10 days.

         If a petition for an appraisal is filed within the 120 day period prescribed by Section 262, the Delaware Court of Chancery will hold a hearing on the petition to determine the stockholders entitled to appraisal rights and the "fair value" of their shares as of the effective date of the recapitalization. The determination of fair value will not include any element of value arising from the accomplishment or expectation of the recapitalization. The court will also determine a fair rate of interest, if any, to be paid upon the amount determined to be the fair value of the shares. The court may determine that the fair value of the shares is more than, the same as or less than the value of the consideration that you otherwise would have been entitled to receive under the recapitalization agreement. The Delaware Supreme Court has stated that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings.

         The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a stockholder, the court may order that all or a portion of the expenses incurred by any stockholder in an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares entitled to appraisal.

         If a Class B stockholder has duly demanded an appraisal of shares of Class B Stock, such stockholder will not, after the effective date of the recapitalization, be entitled to vote those shares for any purpose, nor will such stockholder be entitled to the payment of dividends or other distributions on those shares, except for dividends or other distributions payable to stockholders as of a record date before the effective date of the recapitalization.


         A Class B stockholder may withdraw demand for appraisal within 60 days after the effective date of the recapitalization. Any attempt to withdraw a demand more than 60 days after the effective date of the recapitalization will require Fedders' written approval. Once a petition for appraisal is filed with the Delaware Court of Chancery, the appraisal proceeding may not be dismissed without court approval. If a demand for appraisal rights has been effectively withdrawn, the Class B stockholder will receive the consideration in the recapitalization which the Class B stockholder would otherwise be entitled to under the terms of the recapitalization agreement as if such stockholder had not sought to exercise appraisal rights.

         If a Class B stockholder is entitled to appraisal rights and properly demands appraisal, but fails to perfect the appraisal rights, otherwise loses the appraisal rights or effectively withdraws the demand for an appraisal, the shares of Class B Stock will be converted into the right to receive the consideration that the Class B stockholder would have been entitled to under the terms of the recapitalization agreement if such stockholder had not sought to exercise appraisal rights.


Employee Benefit Plans

         Except as described below with respect to stock benefits, all of Fedders' employee benefit and welfare plans, such as medical plans and pension plans, are expected to continue substantially unchanged and benefits under these plans are not expected to be substantially affected by the recapitalization. Fedders expects that substantially all plans providing stock benefits will continue in effect after the recapitalization, adjusted to reflect shares of new Common Stock instead of Common Stock or Class A Stock. Fedders, however, reserves the right to modify any employee benefit or welfare plan.

Employee Stock Options

         Each of the outstanding employee options to purchase shares of Fedders Common Stock will be converted into options to purchase that number of shares of new Common Stock determined by multiplying the number of shares of Common Stock currently subject to such options by 1.1. Each of the outstanding employee options to purchase shares of Fedders Class A Stock will be converted into options to purchase that number of shares of new Common Stock equal to the number of shares of Class A Stock currently subject to such option.

New York Stock Exchange Listing

         Fedders is in the process of obtaining the necessary approval from the New York Stock Exchange in order to effect the recapitalization. Fedders Common Stock is currently listed on the New York Stock Exchange under the symbol "FJC". Following the recapitalization, the new Fedders Common Stock will continue to be listed on the New York Stock Exchange under the symbol "FJC". Fedders Class A Stock, which is currently listed on the New York Stock Exchange under the symbol "FJA", will no longer be listed after the recapitalization and will cease to exist. The new Class B Stock will continue to be unlisted.


                     RECENT TRANSACTIONS IN SECURITIES

         The following table indicates, with respect to any purchases of Common Stock and/or Class A Stock made by Fedders or affiliates of Fedders since August 1998, the range of prices paid for the shares, the amount of shares purchased, and the average purchase price for the shares for each quarterly period since August 1998:


                                      SECURITIES                    RANGE OF PRICES PAID            AVERAGE PURCHASE PRICE
        FISCAL YEAR                    PURCHASED
-----------------------------  --------------------------   --------------------------------------  ------------------------
                                  Common       Class A           Common             Class A           Common      Class A
                               ------------  ------------   -----------------  -------------------  -----------  -----------
1999
First Quarter...............     206,400       727,600      $ 3.94 to $ 5.00    $ 3.94 to   $ 4.94      $ 4.96       $ 4.84
Second Quarter..............     419,300       674,000        4.75 to   4.94      4.50 to     4.94        4.89         4.62
Third Quarter...............      91,200       285,700        5.56 to   6.00      4.79 to     5.75        5.88         5.00
Fourth Quarter..............     186,500        75,300        5.31 to   6.24      5.25 to     5.94        5.86         5.88

2000
First Quarter...............       --          456,300             --           $ 4.62 to   $ 4.9375        --       $ 4.77
Second Quarter..............       --          526,100             --             4.68 to     4.93          --         4.85
Third Quarter...............       --           40,900             --             4.9314 to   4.9375        --         4.93
Fourth Quarter..............     567,900     1,176,800       $ 4.93 to 5.00       4.50 to     4.93      $ 4.97         4.80

2001
First Quarter...............     666,500       655,900       $ 3.50 to  $4.9375 $ 3.4375 to $ 4.9375    $ 4.10       $ 3.70
Second Quarter..............     293,000       235,500         4.6755 to 4.9657   4.05 to     4.625       4.84         4.41


                            FINANCIAL STATEMENTS


      Fedders' Annual Report on Form 10-K for the fiscal year ended August 31, 2000 contains the Consolidated Balance Sheets of Fedders and its subsidiaries at August 31, 2000 and 1999, and the Consolidated Statements of Operations and Comprehensive Income, Consolidated Statements of Stockholders' Equity, and Consolidated Statements of Cash Flows of Fedders and its subsidiaries for the fiscal years ended August 31, 2000, 1999 and 1998, the financial statement schedule, and the related notes thereto. Fedders' Quarterly Report on Form 10-Q for the period ended February 28, 2001 contains the unaudited Consolidated Balance Sheets, Consolidated Statements of Operations and Comprehensive Income, and Consolidated Statements of Cash Flows for Fedders for the periods ended February 28, 2001 and February 29, 2000. These financial statements, the financial statement schedule, and the related notes thereto, are incorporated in this document by reference.


UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL DATA


         The unaudited pro forma consolidated condensed financial data is derived from the application of pro forma adjustments to major categories of Fedders' consolidated financial statements as of February 28, 2001 and for the six months ended February 28, 2001 and for the fiscal year ended August 31, 2000 to illustrate the effect of the transaction related to the recapitalization of all of Fedders' outstanding shares of capital stock. The pro forma adjustments are described in the accompanying notes and are based upon available information that Fedders believes is reasonable. These tables do not present all of Fedders' financial information.

         The unaudited pro forma consolidated condensed financial data do not purport to be indicative of what Fedders' operations would have been had the recapitalization taken place on the dates indicated. In addition, the results for the six months ended February 28, 2001 are not necessarily indicative of results that may be expected for the full year. This information should be read together with Fedders' consolidated financial statements and the notes thereto which are incorporated by reference in this document, and the information under "Selected Consolidated Financial Data" beginning on page 9.

         The unaudited pro forma consolidated recapitalization table represents the effect on stockholders' equity due to the recapitalization of capital stock as if the recapitalization had been completed on February 28, 2001. The unaudited recapitalization data is derived from the unaudited Consolidated Balance Sheet of Fedders as of February 28, 2001. Information is presented to reflect pro forma adjustments for the recapitalization of Fedders Common and Class A Stock into a single class of new Common Stock and the exchange of Class B Stock for new Class B Stock.

         The pro forma earnings per share calculations reflect the effect of the recapitalization. The information is derived from the unaudited Consolidated Statements of Operations and Comprehensive Income for the six months ended February 28, 2001 and the audited Consolidated Statements of Operations and Comprehensive Income for the fiscal year ended August 31, 2000. The information is presented to reflect the pro forma effect on earnings per share as a result of the change in the weighted average number of shares outstanding due to the recapitalization.



                             Pro Forma Consolidated Condensed Unaudited Recapitalization Table
                                                 (As of February 28, 2001)
                                     (dollars in thousands, except per share amounts)

                                                             As of                  Pro Forma              As Adjusted
                                                       February 28, 2001           Adjustments

Stockholders' Equity:
  Common Stock, $1.00 par value,
     80,000,000 shares authorized; 16,135,459
     shares issued and 14,608,059 shares
     outstanding, actual; no shares issued and
     outstanding, as adjusted.                                $16,135              $(16,135)(a)                     -
  New Common Stock, $0.01 par value,
     70,000,000 shares authorized; no shares issued
     and outstanding, actual; 37,723,023
     shares issued and 30,963,962 outstanding,
     as adjusted.                                                  -                    377(a)                    377
  Class A Stock, $1.00 par value,
     60,000,000 shares authorized;
     19,974,018 shares issued and
     14,895,097 shares outstanding, actual;
     no shares issued and outstanding, as adjusted.            19,974               (19,974)(a)                     -
  Class B Stock, $1.00 par value, 7,500,000
     shares authorized; 2,266,406 shares issued
     and outstanding, actual; no shares
     issued and outstanding, as adjusted.                       2,267                (2,267)(b)                     -
  Class B Stock, $0.01 par value,
     5,000,000 shares authorized; no shares
     issued and outstanding, actual;
     2,493,046 shares issued and
     outstanding, as adjusted.                                     -                     25(b)                     25
  Paid-in capital                                              31,009                37,974 (c)                68,983
  Retained earnings                                            59,896                     -                    59,896
  Treasury stock, at cost, 6,606,321 shares
     of Common and Class A Stock, actual;
     6,759,061 shares of new Common Stock, as
     adjusted.                                                (31,043)                    -                   (31,043)
  Deferred compensation                                          (799)                    -                      (799)
  Accumulated comprehensive loss                               (1,790)                    -                    (1,790)
                                                       ---------------           ---------------        --------------
Total stockholders' equity                                     $95,649                    -                   $95,649
                                                       ===============           ===============        ==============


Notes to the Pro Forma Consolidated Condensed Unaudited Recapitalization Table


(a) Pro forma adjustments as of February 28, 2001 assume all outstanding shares of Fedders' Common and Class A Stock are exchanged for new Common Stock at an exchange ratio of 1.1 shares of new Common Stock for each share of Common Stock exchanged and one share of new Common Stock for each share of Class A Stock exchanged. On a pro forma basis, 37,723,023 shares of the new Common Stock would be issued after the merger. The Class A Stock ceases to exist after the merger. The par value of the new Common Stock is $.01 per share.

(b) Pro forma adjustments reflect the Fedders Class B Stock exchanged for new Class B Stock on a pro forma basis. 2,493,046 shares of new Class B Stock are issued at a par value of $.01 per share.


(c) Reflects the net effect of the recapitalization on paid-in capital as a result of the pro forma adjustments due to the exchange of shares and the reduction in the par value to $.01 per share of both the new class of Common and Class B Stock.



    Pro Forma Unaudited Comparative Condensed Consolidated Earnings Per Share


                                                     Six Months Ended          Fiscal Year Ended
                                                       February 28,                August 31,
                                                           2001                       2000
                                                           ----                       ----

Net income (loss) (a):
   As reported                                           $(7,732)                    $20,401
   Pro forma                                             $(7,732)                    $20,401

Earnings (loss) per share (b):
   Basic as reported                                     $(0.24)                     $0.58
   Basic pro forma                                       $(0.23)                     $0.55

   Diluted as reported                                   $(0.24)                     $0.57
   Diluted pro forma                                     $(0.23)                     $0.55

Weighted average shares (c):
   Basic as reported                                      32,403                     35,325
   Basic pro forma                                        34,129                     37,176

   Diluted as reported                                    32,403                     35,490
   Diluted pro forma                                      34,129                     37,341

Cash dividends per share (d):
As reported:

 Common and Class A                                       $0.0600                    $0.120
 Class B                                                   0.0540                     0.108

Pro forma:
New Common and Class B                                     0.060                      0.120

Notes to the Pro Forma Unaudited Comparative Condensed Consolidated Earnings Per Share


(a)      Pro forma net income remains unchanged for the period.

(b) Pro forma earnings per share reflect the recapitalization assuming all outstanding shares are exchanged at the beginning of the fiscal year for the years being reported. Basic and diluted earnings per share are computed by dividing net income by the respective weighted average shares outstanding for the periods presented. Basic and diluted pro forma earnings per share are adjusted to reflect the impact of the recapitalization on the number of weighted average shares outstanding.

(c) Pro forma weighted average shares reflect an increase in the number of shares outstanding due to the recapitalization and exchange of all Common and Class A Stock into new Common Stock, and Class B Stock into new Class B Stock.

(d) Pro forma cash dividends per share reflect the impact of the recapitalization on the weighted average number of shares outstanding and the result of both the new Common and new Class B Stock sharing equally in the payment of dividends.


RATIO OF EARNINGS TO FIXED CHARGES


         The following table sets forth the ratio of earnings to fixed charges for each of last two fiscal and most recent interim period.


                                           Year ended            Year ended            Six Months
                                         August 31, 2000         August 31,        ended February 28,
                                                                    1999                  2001
                                       -----------------------------------------------------------------
Ratio of earnings to fixed charges              2.6x                3.6x                    -




The ratio of earnings to fixed charges equals earnings before fixed charges divided by fixed charges. For purposes of calculating the ratio of earnings to fixed charges, earnings before fixed charges reduced by capitalized interest consist of income from continuing operations before income taxes and cumulative effect of changes in accounting principles plus fixed charges reduced by capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issue costs and that portion of rental expense representative of the interest factor. For the six months ended February 28, 2001, earnings were insufficient to cover fixed charges by approximately $11,549.



                       THE RECAPITALIZATION AGREEMENT

         The following is a summary of the material terms of the recapitalization agreement and plan of merger, dated ____, 2001. This summary does not purport to describe all the terms of the recapitalization agreement and is qualified by the complete recapitalization agreement which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. All stockholders are urged to read carefully the recapitalization agreement in its entirety.

General

         Under the recapitalization agreement, FC Merger Sub, Inc. will merge with and into Fedders, with Fedders continuing as the surviving corporation.

Effect on Capital Stock

         Under the terms of the recapitalization agreement, Fedders Common Stock, par value $1.00 per share, and Class A Stock, par value $1.00 per share, will be exchanged for new Common Stock, par value $0.01 per share and Fedders Class B Stock, par value $1.00 per share, will be exchanged for new Class B Stock, par value $0.01 per share. As a result of the recapitalization, each share of Common Stock, Class A Stock and Class B Stock will be exchanged as follows:

         o Each share of Common Stock will be exchanged for 1.1 shares of new Common Stock;

         o Each share of Class A Stock will be exchanged for one share of new Common Stock; and

         o Each share of Class B Stock will be exchanged for 1.1 shares of new Class B Stock.

For a more complete description of the effect of the recapitalization on the capital stock of Fedders, see "Description of Fedders Capital Stock Before and After the Recapitalization" herein.

Fractional Shares

         No fractional shares will be issued in the recapitalization to any stockholder who would in the aggregate hold less than one share of new Common Stock or new Class B Stock. In lieu of any such fractional shares, each holder of Common Stock or Class B Stock who would otherwise have been entitled to a fraction of a share of new Common Stock or new Class B Stock, as the case may be, upon surrender of their Common Stock or Class B Stock will be paid cash upon such surrender in an amount equal to the product of such fraction multiplied by the closing sale price of the new Common Stock on the New York Stock Exchange on the date upon which the merger becomes effective, or, if the new Common Stock is not so traded on such day, the closing sale price on the next day on which such stock is traded on the New York Stock Exchange.

Closing

         Subject to the satisfaction or waiver of the conditions set forth in the recapitalization agreement, the closing of the recapitalization will take place at such place as Fedders shall determine, at such time as is, in the judgment of Fedders, as soon as reasonably practicable following the special meeting of stockholders; unless another time or place is established by Fedders.

Restated Certificate of Incorporation

         If the recapitalization proposal is approved, the restated certificate of incorporation, in substantially the form attached as Exhibit A to the recapitalization agreement attached hereto as Annex A, will govern Fedders.

By-Laws

         If the recapitalization is approved, at the effective time of the recapitalization, the by-laws of Fedders will be the by-laws of the surviving corporation.

Directors and Officers

         The directors and officers of Fedders at the effective time of the recapitalization will continue to be the directors and officers of Fedders after the effective time of the recapitalization.

Termination

         To the extent permitted by law, the board of directors may decide to terminate the recapitalization agreement and abandon the recapitalization at any time before the effective time in its sole discretion, including by reason of the number of shares seeking appraisal rights. If the recapitalization agreement is terminated, it shall become void and of no effect without any liability on the part of any party to the agreement.

Amendments and Waiver

         The recapitalization agreement may be amended by mutual consent of the boards of directors of Fedders and FC Merger Sub, Inc. at any time before the effective time of the recapitalization, even if the recapitalization proposal has received stockholder approval. To the fullest extent permitted by law, any provision of the recapitalization agreement may be waived prior to the effective time of the recapitalization.



 DESCRIPTION OF FEDDERS CAPITAL STOCK BEFORE AND AFTER THE RECAPITALIZATION

General


         This section contains a description of Fedders' capital stock. This description includes terms of the Common Stock, Class A Stock and Class B Stock, and the new Common Stock and new Class B Stock. The express terms of the new Common Stock and new Class B Stock are set forth in full in the restated certificate of incorporation attached as Exhibit A to the recapitalization agreement attached hereto as Annex A and incorporated in this document by reference, which will be the restated certificate of incorporation of Fedders following the recapitalization. You should read the following summary in conjunction with, and it is qualified in its entirety by reference to, Exhibit A to the recapitalization agreement attached hereto as Annex A .

         Fedders' authorized capital stock currently consists of 80,000,000 shares of Common Stock, 60,000,000 shares of Class A Stock, 7,500,000 shares of Class B Stock, and 15,000,000 shares of Preferred Stock. Following the recapitalization, Fedders will have authorized 70,000,000 shares of Common Stock, 5,000,000 shares of Class B Stock and 15,000,000 shares of Preferred Stock. The Class A Stock will cease to exist. As of June 1, 2001, Fedders had outstanding 14,184,759 shares of Common Stock, 14,880,004 shares of Class A Stock, 2,266,406 shares of Class B Stock and no shares of Preferred Stock.


         The Common Stock, Class A Stock and Class B Stock each have a par value of $1.00. The new Common Stock and new Class B Stock will each have a par value of $0.01.

         The restated certificate of incorporation will provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders, and the ability of the stockholders to consent in writing to the taking of any action will be specifically denied. The current certificate of incorporation does not currently provide for, or prohibit such stockholder action by written consent. Under current Delaware law, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken by the stockholders may be taken without a meeting, without notice to all stockholders and without a stockholder vote if a written consent setting forth the action to be taken is signed by the holders of shares of outstanding stock having the requisite number of votes that would be necessary to authorize such action if it were taken at a meeting of stockholders.

FEDDERS COMMON STOCK

Dividend Rights

         Prior to the recapitalization, subject to the prior rights of the holders of the Preferred Stock, holders of Common Stock, Class A Stock and Class B Stock are entitled to receive such dividends and other distributions in cash, stock or property of Fedders as may be declared thereon by the board of directors of Fedders from time to time out of assets or funds of Fedders legally available therefor, provided, that in the case of cash dividends, if at any time a cash dividend is paid on the Common Stock, a cash dividend of equal amount must be paid on the Class A Stock and a cash dividend must also be paid on the Class B Stock in an amount per share of Class B Stock equal to 90% of the amount of the cash dividend paid on each share of Common Stock. In the case of a dividend or other distribution payable in stock of Fedders other than Preferred Stock, unless the dividend or distribution is solely of shares of Class A Stock, in which case a dividend or distribution payable solely in shares of Class A Stock may be made with respect to shares of Common Stock, only shares of Common Stock may be distributed with respect to Common Stock.

         After the recapitalization, the dividend rights of the holders of new Common Stock will generally be similar, except that if at any time a cash dividend is paid on the new Common Stock, a cash dividend of equal amount will be paid on the new Class B Stock.

Voting Rights

         Prior to the recapitalization, each share of Common Stock is entitled to one vote per share on all matters submitted to the stockholders of Fedders, including election of directors. The holders of the Common Stock generally vote together with the holders of Class B Stock as a single class. However, any amendment to the certificate of incorporation, any merger or consolidation of Fedders or any sale or disposition of all or substantially all of the assets of Fedders (except where the other party to such transaction is a majority-owned subsidiary of Fedders) or the dissolution of Fedders, requires the approval of a majority of the shares of Common Stock and Class B Stock voting as separate classes.

         After the recapitalization, the voting rights of the new Common Stock will be the same as the voting rights of the Common Stock.

Liquidation Rights

         Prior to the recapitalization, in the event of any dissolution, liquidation or winding up of the affairs of Fedders, after payment or provision of payment of the debts and other liabilities of Fedders and any amounts to which the holders of the Preferred Stock are entitled, the remaining assets and funds of Fedders are divided among and paid ratably to the holders of the Common Stock and Class A Stock (including those persons who become holders of Common Stock by reason of converting their shares of Class B Stock).

         After the recapitalization, in the event of any dissolution, liquidation or winding up of the affairs of Fedders, after payment or provision of payment of the debts and other liabilities of Fedders and any amounts to which the holders of the Preferred Stock are entitled, the remaining assets and funds of Fedders will be divided among the holders of the new Common Stock and new Class B Stock as follows:

         (i) first, before any payment or distribution of the assets of Fedders is made to or set apart for the holders of new Class B Stock, the holders of the shares of new Common Stock (including those persons who will become holders of new Common Stock by reason of converting their shares of new Class B Stock) will be entitled to receive $0.25 per share;

         (ii) second, before any additional payment or distribution of the assets of Fedders is made to or set apart for the holders of new Common Stock following the initial $0.25 per share payment to the new Common stockholders, the holders of new Class B Stock will be entitled to receive $0.50 per share;

         (iii) third, before any additional payment or distribution of the assets of Fedders is made to or set apart for the holders of new Class B Stock following the $0.25 per share payment to the holders of new Common Stock and the $0.50 per share payment to the holders of new Class B Stock, the holders of new Common Stock (including those persons who shall become holders of new Common Stock by reason of converting their shares of new Class B Stock) will be entitled to receive an additional $0.25 per share; and

         (iv) fourth, following the payment or setting apart for payment of the amounts in items (i) through (iii) above, the holders of new Common Stock and new Class B Stock will participate pari passu and be entitled to receive, on a pro rata basis, the remaining assets of Fedders or proceeds therefrom available for distribution to the holders of new Common Stock and new Class B Stock.

Listing and Transfer Agent

         The Fedders Common Stock is listed on the New York Stock Exchange under the symbol "FJC".

         American Stock Transfer and Trust, is the transfer agent and registrar for the Fedders Common Stock.

FEDDERS CLASS A STOCK

Dividend Rights

         Prior to the recapitalization, subject to the prior rights of the holders of the Preferred Stock, holders of Common Stock, Class A Stock and Class B Stock are entitled to receive such dividends and other distributions in cash, stock or property of Fedders as may be declared thereon by the board of directors of Fedders from time to time out of assets or funds of Fedders legally available therefor. In the case of a dividend or other distribution payable in stock of Fedders other than Preferred Stock, only shares of Class A Stock may be distributed with respect to Class A Stock.

Voting Rights

         Prior to the recapitalization, the holders of Class A Stock have no voting rights other than as required under the DGCL.

Liquidation Rights

         Prior to the recapitalization, in the event of any dissolution, liquidation or winding up of the affairs of Fedders, after payment or provision of payment of the debts and other liabilities of Fedders and any amounts to which the holders of the Preferred Stock are entitled, the remaining assets and funds of Fedders are divided among and paid ratably to the holders of the Common Stock and Class A Stock (including those persons who become holders of Common Stock by reason of converting their shares of Class B Stock).

Conversion

         Prior to the recapitalization, all outstanding shares of Class A Stock are convertible into fully paid and nonassessable shares of Common Stock, immediately and without any action on the part of the holders thereof, in the event the Class B Stock is converted into Common Stock in accordance with the provisions of the certificate of incorporation.

Change of Control

         Prior to the proposed amendment to the certificate of incorporation and prior to the recapitalization, in any merger or consolidation, the holders of Class A Stock are entitled to receive the same per share consideration as is received by the holders of the Common Stock.

Listing and Transfer Agent

         The Fedders Class A Stock is listed on the New York Stock Exchange under the symbol "FJA".

         American Stock Transfer and Trust, is the transfer agent and registrar for Fedders Class A Stock.

Post Recapitalization Rights

         After the recapitalization, the Class A Stock will cease to exist and have no rights, preferences or privileges under the restated certificate of incorporation. It will no longer be listed on the New York Stock Exchange and will be eligible for termination of registration under the Securities Exchange Act of 1934.

FEDDERS CLASS B STOCK

Dividend Rights

         Prior to the recapitalization, subject to the prior rights of the holders of the Preferred Stock, holders of Common Stock, Class A Stock and Class B Stock are entitled to receive such dividends and other distributions in cash, stock or property of Fedders as may be declared thereon by the board of directors of Fedders from time to time out of assets or funds of Fedders legally available therefor, provided, that in the case of cash dividends, if at any time a cash dividend is paid on the Common Stock, a cash dividend of equal amount must be paid on the Class A Stock and a cash dividend must also be paid on the Class B Stock in an amount per share of Class B Stock equal to 90% of the amount of the cash dividend paid on each share of Common Stock. In the case of a dividend or other distribution payable in stock of Fedders other than Preferred Stock, unless the dividend or distribution is solely of shares of Class A Stock, in which case a dividend or distribution payable solely in shares of Class A Stock may be made with respect to shares of Class B Stock, only shares of Class B Stock may be distributed with respect to Class B Stock.

         After the recapitalization, the dividend rights of the holders of new Class B Stock will generally be similar, except that if at any time a cash dividend is paid on the new Common Stock, a cash dividend of equal amount will be paid on the new Class B Stock.

Voting Rights

         Prior to the recapitalization, each share of Class B Stock is entitled to one vote on all matters submitted to the stockholders of Fedders, provided that each share of Class B Stock is entitled to ten votes per share in any election of directors if either:

         o more than 15% of the shares of Common Stock outstanding on the record date are owned beneficially by a person or group of persons acting in concert (other than the board of directors of Fedders) provided such nomination is not made by one or more of the holders of Class B Stock, acting in concert with each other, who beneficially own more than 15% of the shares of Class B Stock outstanding on such record date; or

         o a nomination for the board of directors is made by a person or group of persons acting in concert (unless such nomination is made by one or more holders of Class B Stock, acting in concert, who beneficially own more than 15% of the shares of Class B Stock outstanding on such record date).

         In addition, under the certificate of incorporation, the holders of the Class B Stock have the right to vote separately as a class on certain matters. These matters include any amendment to the certificate of incorporation, any merger or consolidation of Fedders or any sale or disposition of all or substantially all of the assets of Fedders (except where the other party to such transaction is a majority-owned subsidiary of Fedders), any dissolution of Fedders and any additional issuance of Class B Stock (except in connection with stock splits and stock dividends). The holders of the Class B Stock do not have the right to vote separately as a class on the recapitalization because the merger contemplated by the recapitalization is with a wholly-owned subsidiary of Fedders, FC Merger Sub, Inc.

         After the recapitalization, the voting rights of the new Class B Stock under the restated certificate of incorporation will be the same as the voting rights of the Class B Stock.

Liquidation Rights

         Prior to the recapitalization, in the event of any liquidation or winding up of Fedders, the holders of Class B Stock are not entitled to receive any distribution; provided, that, if Fedders Class B Stock is converted into Fedders Common Stock, the holder of Fedders Common Stock so issued would have the rights described herein under "Fedders Common Stock - Liquidation Rights."

         After the recapitalization, the new Class B Stock will have the liquidation rights described herein under "Fedders Common Stock -
Liquidation Rights."

Restrictions on Transfer

         Prior to the recapitalization, under the provisions of the certificate of incorporation, the ability of a holder of Class B Stock to transfer such stock whether by sale, assignment, gift, bequest, appointment or otherwise, can only be made to a permitted transferee (as defined in the certificate of incorporation).

         After the recapitalization, the new Class B Stock will be subject to the same transfer restrictions.

Conversion Rights

         Prior to the recapitalization, each share of Class B Stock is convertible at any time by the holder thereof into one share of Common Stock, with no payment or adjustment on account of dividends accrued or in arrears on Class B Stock surrendered for conversion or on account of any dividends on the Common Stock issuable on such conversion. Any conversion of Class B Stock is deemed to occur on the date the certificate therefor is surrendered, and the person or persons entitled to receive Common Stock issuable upon conversion of Class B Stock are treated for all purposes as the record holder or holders of such Common Stock on such date. In addition, at any time when the number of outstanding shares of Class B Stock falls below 5% of the aggregate number of the issued and outstanding shares of Common Stock and Class B Stock, or the board of directors of Fedders and the holders of a majority of the outstanding shares of Class B Stock approve the conversion of all of the Class B Stock into Common Stock, then, immediately upon the occurrence of either such event, the outstanding shares of Fedders Class B Stock are converted into shares of Fedders Common Stock.

         After the recapitalization, the conversion rights of the new Class B Stock will be the same as the Class B stock, except that the outstanding shares of new Class B Stock will be converted into shares of new Common Stock if the number of outstanding shares of new Class B Stock falls below 2.5% of the aggregate number of the issued and outstanding shares of new Common Stock and new Class B Stock.

Listing and Transfer Agent

         Fedders Class B Stock is not actively traded. Fedders acts as the transfer agent and registrar for the Class B Stock.


                               LEGAL MATTERS


         Robert N. Edwards, the Vice President and General Counsel of Fedders, c/o Fedders Corporation, 505 Martinsville Road, Liberty Corner New Jersey 07938-0813, will pass upon the validity of the new Fedders Common Stock and the new Fedders Class B Stock to be issued under this proxy statement/prospectus.


                                  EXPERTS

         The consolidated financial statements and the related financial statement schedule as of and for the fiscal year ended August 31, 2000 incorporated in this prospectus by reference from the Fedders' Annual Report on Form 10-K for the fiscal year ended August 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         The financial statements incorporated by reference in this registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.


                       STOCKHOLDER PROPOSALS FOR 2001

         If any stockholder desires to submit a proposal for action at the next regular annual meeting, it must be received by Fedders Corporation, P.O. Box 813, Liberty Corner, New Jersey 07938 on or before July 25, 2001.


                               OTHER MATTERS

         As of the date of this proxy statement/prospectus, Fedders' board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus.


                    WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by us at the Commission's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Fedders Common Stock and Class A Stock is listed on the NYSE under the symbols "FJC" and "FJA," respectively, and such material relating to Fedders may also be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005. Certain of such reports, statements and other information filed by Fedders are also available on the Internet at the SEC's World Wide Web site at http://www.sec.gov.

         We have filed a Form S-4 with the SEC to register the new Common Stock and new Class B Stock to be issued in the recapitalization. This document is part of the Form S-4 and constitutes part of a prospectus in addition to being a proxy statement of Fedders for the special meeting. As allowed by SEC rules, this document does not contain all the information you can find in the Form S-4 or the exhibits to the Form S-4.

         The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This document incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about Fedders and its finances.


Fedders SEC Filings (File No. 1-8831)           Period/as of Date
-------------------------------------   ------------------------------------
Annual Report on Form 10-K              Year ended August 31, 2000
Quarterly Report on Form 10-Q           Quarter ended November 30, 2000
Quarterly Report on Form 10-Q           Quarter ended February 28, 2001



         We are also incorporating by reference additional documents that we file with the SEC after the date of this document and before the date of the special meeting.

         If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in the document. Stockholders may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from Fedders at the following address:

Mail:                                        Telephone:  (908) 604-8686
Fedders Corporation
505 Martinsville Road                        Facsimile:  (908) 604-8576
Liberty Corner, NJ
07938-0813                                   E-mail:  khansen@fedders.com

         If you would like to request documents from us, please do so by ____________, 2001 to receive them before the special meeting.

         We have not authorized anyone to give any information or make any representation about the recapitalization of Fedders that differs from, or adds to, the information in this document or in Fedders' documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

         The information contained in this document speaks only as to its date unless the information specifically indicates that another date applies. Information in this document about Fedders has been supplied by Fedders.


                         FORWARD-LOOKING STATEMENTS


         Statements included or incorporated by reference herein may constitute forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially, including the uncertainties relating to the actual liquidity of Fedders' shares, Fedders' operating performance and other factors affecting share prices generally. Actual results may differ materially from those stated depending on a number of factors, including, without limitation:


         o greater price competition resulting from industry overcapacity or other factors;

         o a significant decline in industry sales resulting from slowing economic growth;

         o seasonal fluctuations in sales of air conditioning units and other climate-related products;

         o        climatic conditions, particularly cool summer conditions;
                  and

         o        varying costs of electricity.


Fedders undertakes no obligation to update or revise forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, or changes in future operating results over time. For more information as to various risks relevant to Fedders' business and results of operations see Fedders' other filings with the Securities and Exchange Commission. See "Where You Can Find More Information."




                                  ANNEX A

               RECAPITALIZATION AGREEMENT AND PLAN OF MERGER

                             Dated as of , 2001

                                  between

                            FEDDERS CORPORATION

                                    and

                            FC MERGER SUB, INC.



         RECAPITALIZATION AGREEMENT AND PLAN OF MERGER, dated as of , 2001 (this "Agreement"), between Fedders Corporation, a Delaware corporation (the "Company") and FC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("Merger Sub").


         WHEREAS, the total number of shares of all classes of stock that the Company has authority to issue is 162,500,000, consisting of 80,000,000 shares of Common, par value $1.00 per share (the "Common Stock"), of which 14,184,759 are outstanding, 60,000,000 shares of Class A Stock, par value $1.00 per share (the "Class A Stock"), of which 14,880,004 are outstanding, 7,500,000 shares of Class B Stock, par value $1.00 per share (the "Class B Stock"), of which 2,266,406 are outstanding, and 15,000,000 shares of Preferred Stock, par value of $1.00 per share (the "Preferred Stock") none of which are outstanding; and the total number of shares of all classes of stock that Merger Sub has authority to issue is 100 shares of common stock, par value $.01 per share (the "Merger Sub Common Stock"), of which 10 are issued and outstanding;


         WHEREAS, the Company desires that Merger Sub merge with and into the Company (hereinafter, in such capacity, sometimes referred to as the "Surviving Corporation"), upon the terms and subject to the conditions set forth in this Agreement (the "Merger"), in accordance with the General Corporation Law of the State of Delaware (the "DGCL");

         WHEREAS, pursuant to this Agreement and as a result of the Merger:
(i) each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger will, upon the terms and subject to the conditions and limitations set forth herein, be converted into the right to receive 1.1 shares of a new class of common stock, par value $0.01 per share, of the Surviving Corporation ("New Common Stock"); (ii) each share of Class A Stock issued and outstanding immediately prior to the effective time of the Merger, will, upon the terms and subject to the conditions and limitations set forth herein, be converted into the right to receive one share of New Common Stock; and (iii) each share of Class B Stock issued and outstanding immediately prior to the effective time of the Merger, other than any Dissenting Shares (as such term is defined in Section 1.5 hereof), will, upon the terms and subject to the conditions and limitations set forth herein, be converted into the right to receive 1.1 shares of a new class of Class B Stock, par value $0.01 per share, of the Surviving Corporation ("New Class B Stock").

         WHEREAS, the Boards of Directors of the Company and Merger Sub by resolutions duly adopted have approved the terms of this Agreement and of the Merger, have declared the advisability of this Agreement and of the Merger and determined them to be fair to and in the best interests of the Company and Merger Sub, and have directed the submission of this Agreement to their respective stock holders for approval; and

         WHEREAS, the Merger is intended to constitute a reorganization of the Company within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the "Code").

         NOW, THEREFORE in consideration of the premises and the mutual agreements and provisions herein contained, the parties hereto agree as follows:


                                 ARTICLE I

                                 THE MERGER

         SECTION 1.1 The Merger. (a) Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company in accordance with the DGCL, the separate corporate existence of Merger Sub shall cease, and the Company shall be the Surviving Corporation of the Merger.

         (b) Following satisfaction or waiver of all conditions to the Merger, the Company and Merger Sub shall file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the "Effective Time").

         (c) At and after the Effective Time, the Merger shall have the effects set forth in the DGCL. Without limiting the foregoing and subject thereto, from and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and Merger Sub, all as provided under the DGCL.


         SECTION 1.2 Effect on Capital Stock. At the Effective Time:

         (a) Each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall, by virtue of the Merger, be cancelled and retired and cease to exist, without any conversion thereof.

         (b) Except as otherwise provided in this Agreement, each share of Common Stock, each share of Class A Stock and each share of Class B Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined in Section 1.5(a) hereof)) shall, by virtue of the Merger, be converted into and become exchangeable for the right to receive the following (the "Exchange Consideration"):

              (i) for each share of Common Stock, 1.1 shares of New Common
         Stock;

              (ii) for each share of Class A Stock, one share of New Common Stock; and

              (iii) for each share of Class B Stock, 1.1 shares of New Class B Stock.

         (c) Each share of Common Stock and Class B Stock, if any, held in the treasury of the Company or by any wholly owned subsidiary of the Company shall be converted into and exchanged for 1.1 shares of New Common Stock or New Class B Stock, as the case may be, by virtue of the Merger.

         (d) Each share of Class A Stock, if any, held in the treasury of the Company or by any wholly owned subsidiary of the Company shall be converted into and exchanged for one share of New Common Stock by virtue of the Merger.

         (e) All shares of Common Stock, Class A Stock and Class B Stock to be converted into the Exchange Consideration pursuant to this Section 1.2 shall, by virtue of the Merger and without any action on the part of the holders thereof, cease to be outstanding, be cancelled and retired and cease to exist; and each holder of a certificate representing prior to the Effective Time any such shares of Common Stock, Class A Stock or Class B Stock shall thereafter cease to have any rights with respect to such shares, except the right to receive (i) the Exchange Consideration and (ii) any dividends and other distributions in accordance with Section 1.3(c) hereof.

         SECTION 1.3    Exchange of Certificates.

         (a) As of the Effective Time, the Company shall deposit, or cause to be deposited with [___________________] or another bank, trust company, Person or Persons designated by the Company to act as exchange agent (the "Exchange Agent) for the benefit of the holders of shares of Common Stock, Class A Stock and Class B Stock, a certificate or certificates representing the Exchange Consideration such that the Exchange Agent may issue: (i) shares of New Common Stock in the form of book entry credits to holders of Common Stock and Class A Stock that receive shares of New Common Stock in the Merger; and (ii) shares of New Class B Stock in the form of book entry credits to holders of Class B Stock that receive shares of New Class B Stock in the Merger. For purposes of this Agreement, "Person" means any natural person, firm, individual, corporation, limited liability company, partnership, association, joint venture, company, business trust, trust or any other entity or organization whether incorporated or unincorporated, including a government or political subdivision or any agency or instrumentality thereof.

         (b) As of or promptly following the Effective Time, the Company shall cause the Exchange Agent to mail (and to make available for collection by hand) to (A) each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Common Stock, Class A Stock or Class B Stock (the "Certificates") (i) a letter of transmittal or similar transmittal form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall be in the form and have such other provisions as the Company may specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for (A) a confirmation of book entry credit for that number of shares of New Common Stock into which the number of shares of Common Stock or Class A Stock, as the case may be, previously represented by such Certificate shall have been converted pursuant to this Agreement, and (B) a confirmation of book entry credit for that number of shares of New Class B Common Stock into which the number of shares of Class B Stock shall have been converted pursuant to this Agreement. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a letter of transmittal or similar transmittal form duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall, subject to consummation of the Merger, be entitled to receive in exchange therefor the Exchange Consideration for each share of Common Stock, Class A Stock or Class B Stock formerly represented by such Certificate, and the Certificate so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange therefor in accordance with normal exchange practices. No interest on the cash payable pursuant to subsection (c) below upon the surrender of the Certificates shall be paid or accrued for the benefit of holders of the Certificates.

         (c) No dividends or other distributions with respect to shares of New Common Stock or New Class B Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of New Common Stock or New Class B Stock represented thereby by reason of the conversion of shares of Common Stock, Class A Stock and Class B Stock pursuant to Sections 1.2(b) and 1.3 hereof until such Certificate is surrendered in accordance with this Article I. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid, without interest, to the Person in whose name the shares of New Common Stock or New Class B Stock representing such securities are registered (i) at the time of such surrender, the proportionate amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to shares of New Common Stock or New Class B Stock issued upon conversion of the Common Stock, Class A Stock and Class B Stock and (ii) at the appropriate payment date or as promptly as practicable thereafter, the proportionate amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of New Common Stock and New Class B Stock.

         (d) Any portion of the Exchange Consideration deposited with the Exchange Agent pursuant to this Section 1.3 (the "Exchange Fund") which remains undistributed to the holders of Certificates for six months after the Effective Time shall be delivered to the Company, upon demand, and any holders of shares of Common Stock, Class A Stock or Class B Stock prior to the Merger who have not theretofore complied with this Article I shall thereafter look for payment of their claim, as general creditors thereof, only to the Company for their claim for (1) shares of New Common Stock, if any, (2) shares of New Class B Stock, if any and (3) any dividends or other distributions with respect to shares of New Common Stock or New Class B Stock to which such holders may be entitled.

         (e) None of the Company, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any shares of New Common Stock or New Class B Stock held in the Exchange Fund (and any dividends and other distributions payable in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

         (f) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by the Company on a daily basis. Any interest and other income resulting from such investments shall be paid to the Company.

         (g) No certificate representing fractional shares of New Common Stock or New Class B stock shall be issued or book entry credit shall be made upon the surrender for exchange of Certificates pursuant to this
Section 1.3 and no dividend, stock split-up or other change in the capital structure of the Company shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any rights of a security holder. In lieu of any such fractional securities, each holder of Common Stock, Class A Stock or Class B Stock who would otherwise have been entitled to a fraction of a share of New Common Stock or New Class B Stock, as the case may be, upon surrender of the Certificates pursuant to this Section 1.3 will be paid cash upon such surrender in an amount equal to the product of such fraction multiplied by
(i) in the case of New Common Stock, the closing sale price of the New Common Stock on the New York Stock Exchange on the day of the Effective Time, or, if the New Common Stock is not so traded on such day, the closing sale price on the next day on which such stock is traded on the New York Stock Exchange; or (ii) in the case of the New Class B Stock, the closing sale price of the New Common Stock on the New York Stock Exchange on the day of the Effective Time, or, if the New Common Stock is not so traded on such day, the closing sale price on the next day on which such stock is traded on the New York Stock Exchange.

         (h) If between the date hereof and the Effective Time, the outstanding shares of Common Stock, Class A Stock or Class B Stock shall be changed into a different number of shares by reason of reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, the Exchange Consideration shall be adjusted accordingly to provide the holders of the Common Stock, Class A Stock or Class B Stock, as the case may be, the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend.

         SECTION 1.4 Stock Options; Other Equity Benefit Plans and Awards.

         (a) At the Effective Time, each of the then outstanding Options (as defined below) shall be converted into (i) in the case of an Option to purchase Common Stock, that number of shares of New Common Stock determined by multiplying the number of shares of Common Stock subject to such Option at the Effective Time by 1.1; and (ii) in the case of an Option to purchase Class A Stock, that number of shares of New Common Stock equal to the number of shares of Class A Stock subject to such Option at the Effective Time.

"Options" means any option granted, and not exercised, expired or terminated, to a current or former employee, director or independent contractor of the Company or any of its subsidiaries or any predecessor thereof to purchase shares of Common Stock or Class A Stock pursuant to the Company's Stock Option Plans I through VIII or any other stock option, stock bonus, stock award, or stock purchase plan, program, or arrangement of the Company or any of its subsidiaries or any predecessor thereof or any otier contract or agreement entered into by the Company or any of its subsidiaries.

         (b) Each phantom stock or similar award (whether denominated in shares of Common Stock, Class A Stock, phantom units in a Company Common Stock fund or a Company Class A Stock fund or otherwise) which is outstanding immediately prior to the Effective Time under any deferred compensation, incentive compensation or similar plan, program or arrangement of the Company or any of its subsidiaries shall be adjusted by the committee or other entity responsible for the administration of such plan, program or arrangement so that the number of shares or units to which such awards relate is treated in a manner consistent with the treatment of shares of Common Stock and Class A Stock held by a stockholder at the Effective Time.

         SECTION 1.5 Dissenting Shares.

         (a) Notwithstanding anything in this Agreement to the contrary, each share of Class B Stock issued and outstanding immediately prior to the Effective Time and held by a person (a "Dissenting Stockholder") who is entitled to seek an appraisal of such shares under Delaware law and who complies with all the requirements of Delaware law to exercise and perfect appraisal rights ("Dissenting Shares") shall not be converted into the right to receive the Exchange Consideration but shall instead become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL. If, after the Effective Time, such Dissenting Stockholder withdraws his or her demand for appraisal or fails to perfect or otherwise loses his or her right of appraisal, in any case pursuant to the DGCL, the shares of such Dissenting Stockholder shall be deemed to be converted as of the Effective Time into the right to receive the Exchange Consideration (without any interest thereon).


         (b) Nothing contained in this Agreement, including Section 1.5(a) hereof shall limit the right of the Company to take the position at any time, including in any litigation or appraisal or other proceeding, and in any manner (including in its sole discretion by filing a declaratory judgment action), that stockholders, or that particular groups of stockholders, are not entitled to appraisal rights under Section 262 of the DGCL.


         SECTION 1.6 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article III hereof, the closing of the Merger ("the Closing") shall take place at such place as the Company shall determine, at such time as is, in the judgment of the Company, as soon as reasonably practicable following the Special Meeting of Stockholders; unless another time, or place is established by the Company (the actual time and date of the Closing being referred to herein as the "Closing Date").


                                 ARTICLE II

                         THE SURVIVING CORPORATION

         SECTION 2.1 Certificate of Incorporation. The Certificate of Incorporation of the Company will, upon the Effective Time and as a result of the Merger, be amended and restated in substantially the form attached hereto as Exhibit A (the "Restated Certificate"). Upon the Effective Time, the Restated Certificate of the Company will become the certificate of incorporation of the Surviving Corporation.

         SECTION 2.2 By-Laws. At the Effective Time, the By-Laws of the Company as in effect immediately prior to the Effective Time will be the By-Laws of the Surviving Corporation.

         SECTION 2.3 Directors and Officers. From and after the Effective Time, the directors and officers of the Company at the Effective Time shall be the directors and officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in accordance with applicable law.


                                ARTICLE III

                          CONDITIONS TO THE MERGER

         SECTION 3.1 Conditions to the Obligations of the Company and Merger Sub. The respective obligations of the Company and Merger Sub to consummate the Merger are subject to the satisfaction of, or to the extent permitted by applicable law, the waiver by the Company on or prior to the Effective Time of each of the following conditions:


         (a) a proposal to delete Section VI of clause A of Article Second of the certificate of incorporation of Fedders has been approved by the holders of the shares of Common Stock, Class A Stock and Class B stock representing a majority of the votes entitled to be cast thereon, each voting separately as a class.


         (b) a proposal to adopt this Agreement has been approved by the holders of the shares of Common Stock and Class B Stock representing a majority of the votes entitled to be cast thereon, voting together as a single class.

         (c) no laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a "Governmental Entity") of competent jurisdiction shall be in effect having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger and no proceeding challenging this Agreement or the transactions contemplated hereby or seeking to prohibit, alter, prevent or materially delay the Merger shall have been instituted by any or before any court, arbitrator or governmental body, agency or official and be pending which would cause the Board of Directors of the Company to determine that the consummation of the Merger is no longer advisable;

         (d) (i) all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Merger shall have expired or been terminated and (ii) all actions by or in respect of or filings with any Governmental Entity required to permit the consummation of the Merger shall have been obtained, except those that would not reasonably be expected to have a material adverse affect on the Company or its ability to consummate the transactions contemplated by this Agreement;

         (e) the New Common Stock to be issued pursuant to the Merger and upon exercise of Options and other equity based awards shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

         (f) the registration statement on Form S-4 to be filed in connection with the issuance of shares in the Merger (the "Form S-4") shall have been declared effective by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

         (g) the Company shall have received evidence in form and substance reasonably satisfactory to it, that all material licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for consummation of the transactions contemplated by this Agreement have been obtained and are in full force and effect, other than those which, if not obtained, would not have a material adverse effect on the Company.

                                 ARTICLE IV

                                TERMINATION

         SECTION 4.1 Termination. To the fullest extent permitted by Delaware law, this Agreement may be terminated, and the Merger and other actions herein provided for may be abandoned, by the Board of Directors of the Company in its sole discretion at any time prior to the Effective Time, notwithstanding any approval of this Agreement by the stockholders of either or both of the Company or Merger Sub.

         SECTION 4.2 Effect of Termination. If this Agreement is terminated pursuant to Section 4.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto.


                                 ARTICLE V

                               MISCELLANEOUS

         5.1 SECTION Notices. All notices and other communications hereunder shall be in writing and hand delivered or mailed by registered or certified mail (return receipt requested) or sent by any means of electronic message transmission with delivery confirmed (by voice or otherwise) to the parties at the following addresses (or at such other addresses for a party as shall be specified by like notice) and will be deemed given on the date on which such notice is received:

               To the Company or Merger Sub:

               Fedders Corporation
               505 Martinsville Road
               Liberty Corner, New Jersey 07938-0813
               Telecopy: 908-604-07156
               Attn: Kent E. Hansen

         SECTION 5.2 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto.

         SECTION 5.3 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware.

         SECTION 5.4 Amendment and Waiver. To the fullest extent permitted by Delaware law, this Agreement may be amended by mutual consent of the Boards of Directors of the Company and Merger Sub, and any provision hereof may be waived, at any time prior to the Effective Time, notwithstanding any approval of this Agreement by the stockholders of either or both of the Company and Merger Sub.

         SECTION 5.5 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other party hereto.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                      FEDDERS CORPORATION


                                      By:_____________________________________
                                         Name:
                                         Title:


                                      FC MERGER SUB, INC.


                                      By:_____________________________________
                                         Name:
                                         Title:






EXHIBIT A




                                 RESTATED

                       CERTIFICATE OF INCORPORATION

                                    OF

                            FEDDERS CORPORATION

         The undersigned, Kent E. Hansen, certifies that he is the Executive Vice President and Secretary of Fedders Corporation, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), and does hereby further certify as follows:

         (1) The name of the Corporation is Fedders Corporation.

         (2) The name under which the Corporation was originally incorporated was Fedders Corporation and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 4, 1984.

         (3) This Restated Certificate of Incorporation was duly adopted by in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

         (4) The text of the Restated Certificate of Incorporation of the Corporation as amended hereby is restated to read in its entirety, as follows:

FIRST: The name of the corporation shall be FEDDERS CORPORATION.

SECOND: The purposes for which the Corporation is formed are as follows:

         (a) To design, manufacture, buy, sell, distribute, at wholesale or retail, import and export, rent and lease, repair and maintain, dispose of, and generally deal in all kinds of air-conditioning apparatus, equipment and appliances; refrigeration apparatus, equipment and appliances; heating apparatus, equipment and appliances; gas and electric stoves and ranges; automatic clothes-washing machines and clothes-drying machines of all kinds and for all purposes; automobile radiators and other components of all kinds; sheetmetal specialties; and all other devices of any kind or nature used in conjunction therewith, or incidental or accessory thereto.

         (b) To design, create, manufacture, produce, export, import, purchase, acquire, sell, dispose of, and generally deal in and with materials, articles, machinery, apparatus, equipment, appliances, supplies, goods and other personal property of every kind and description, tangible or intangible, and to engage in any mercantile, commercial manufacturing or trading business of any character.

         (c) To acquire, by purchase or otherwise, own, hold, lease, mortgage, sell, or otherwise dispose of, and generally deal in and with rights and interests in real and personal property of every kind and description.

         (d) To acquire, sell or otherwise dispose of, deal in and with, and grant and obtain licenses for all kinds of intangible property, including patent rights, improvements thereon, inventions, discoveries, formulas and processes, copyrights, trademarks, trade names and designs.

         (e) To the extent permitted by law, to promote, finance, underwrite and assist, financially or otherwise, and to assume and guarantee the obligations of any individual, corporation or other entity, and to purchase or otherwise acquire, hold, own, sell or otherwise dispose of securities and obligations of every nature and kind of any issuer, whether or not incorporated.

         (f) To do all and everything necessary, suitable or proper for the accomplishment of any of the purposes or the attainment of any of the objectives hereinbefore set forth, either alone or in association with other corporations, firms or individuals, and to do every other act or acts, thing or things, incidental or appurtenant to or arising out of or connected with the aforesaid businesses or any part or parts thereof.

         (g) To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.


THIRD: The aggregate number of shares of stock of all classes which the Corporation shall have authority to issue is 90,000,000, consisting of 70,000,000 shares of Common Stock having a par value of $0.01 per share, 5,000,000 shares of Class B Stock having a par value of $0.01 per share and 15,000,000 shares of Preferred Stock having a par value of $0.01 per share.


The powers, preferences and the relative, participating, optional and other rights and the qualifications, limitations and restrictions thereof, of each class of stock, and the express grant of authority to the Board of Directors to fix by resolution the designations and the powers, preferences and rights of each share of Preferred Stock and the qualifications, limitations and restrictions thereof which are not fixed by this Certificate of Incorporation, are as follows:

A.   COMMON STOCK AND CLASS B STOCK.

I.   Dividends, etc.


Subject to the rights of the holders of Preferred Stock, and subject to any other provisions of this Certificate of Incorporation, as amended from time to time, holders of Common Stock and Class B Stock shall be entitled to receive such dividends and other distributions in cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor; provided, that in the case of cash dividends, if at any time a cash dividend is paid on the Common Stock, a cash dividend of equal amount shall be paid on the Class B Stock; and provided, further, that in the case of dividends or other distributions payable in stock of the Corporation other than Preferred Stock, including distributions pursuant to stock splits or divisions of stock of the Corporation other than Preferred Stock, which occur after the initial issuance of shares of Class B Stock by the Corporation, only shares of Common Stock shall be distributed with respect to Common Stock and only shares of Class B Stock shall be distributed with respect to Class B Stock, in each case, in an amount per share equal to the amount per share paid with respect to the Common Stock, and that, in the case of any combination, reclassification or subdivision of the Common Stock, the shares of Class B Stock shall also be combined, reclassified or subdivided so that the number of shares of Class B Stock outstanding immediately following such combination, reclassification or subdivision shall bear the same relationship to the number of shares outstanding immediately prior to such combination, reclassification or subdivision as the number of shares of Common Stock outstanding immediately following such combination, reclassification or subdivision bears to the number of shares of Common Stock outstanding immediately prior to such combination, reclassification or subdivision.


II.  Voting.

         (a) At every meeting of the stockholders, every holder of Common Stock shall be entitled to one (1) vote in person or by proxy for each share of Common Stock standing in his name on the transfer books of the Corporation and every holder of Class B Stock shall be entitled to one (1) vote in person or by proxy for each share of Class B Stock standing in his name on the transfer books of the Corporation, except that each holder of Class B Stock shall be entitled to ten (10) votes per share on the election of any directors at any stockholders' meeting (i) if more than 15% of the shares of Common Stock outstanding on the record date for such meeting are beneficially owned by a person or group of persons acting in concert (unless such person or group is also the beneficial owner of a majority of the shares of Class B Stock on such record date), or (ii) if a nomination for the Board of Directors is made by a person or group of persons acting in concert, other than the Board of Directors (unless such nomination is made by one or more holders of Class B Stock, acting in concert, who beneficially own more than 15% of the shares of Class B Stock outstanding on such record date).

         (b) The provisions of this Certificate of Incorporation shall not be modified, revised, altered or amended, repealed or rescinded in whole or in part, without the affirmative vote of the holders of a majority of the shares of the Common Stock and of a majority of the shares of the Class B Stock, each voting separately as a class.

         (c)  The Corporation may not effect or consummate:


              (1) any merger or consolidation of the Corporation with or into any other person;


              (2) any sale, lease, exchange or other disposition of all or substantially all of the assets of the Corporation to or with any other person; or

              (3) any dissolution of the Corporation;

unless and until such transaction is authorized by the vote, if any, required by Delaware law; and unless and until such transaction is authorized by a majority of the votes entitled to be cast by the shares of Common Stock and of Class B Stock entitled to vote, each voting separately as a class, but the foregoing shall not apply to any merger or other transaction described in the preceding subparagraphs (1) and (2) if the other party to the merger or other transaction is a Subsidiary of the Corporation. For purposes of this paragraph (c) a "Subsidiary" is any corporation more than 50% of the voting securities of which are owned directly or indirectly by the Corporation; and a "person" is any individual, partnership, corporation or entity.

         (d) Following the initial issuance of shares of Class B Stock, the Corporation may not effect the issuance of any additional shares of Class B Stock (except in connection with stock splits and stock dividends) unless and until such issuance is authorized by the holders of a majority of the voting power of the shares of Common Stock and of Class B Stock entitled to vote, each voting separately as a class.

         (e) Every reference in this Certificate of Incorporation to a majority or other proportion of shares of stock shall refer to such majority or other proportion of the votes entitled to be cast by such shares.

         (f) Except as may be otherwise required by law or by this Article Third, the holders of Common Stock and Class B Stock shall vote together as a single class, subject to any voting rights which may be granted to holders of Preferred Stock.

III. Transfer.

         (a) No person holding shares of Class B Stock of record (hereinafter called a "Class B Holder") may transfer, and the Corporation shall not register the transfer of, such shares of Class B Stock, as Class B Stock, whether by sale, assignment, gift, bequest, appointment or otherwise, except to a Permitted Transferee and any purported transfer of shares not permitted hereunder shall result in the conversion of such shares into Common Stock as provided by subsection (d) of this Section III. A Permitted Transferee shall mean, with respect to each person from time to time shown as the record holder of shares of Class B Stock:

                  (i)  In the case of a Class B Holder who is a natural person:

                       (A) The spouse of such Class B Holder, any lineal descendant of a parent of such Class B Holder, and any spouse of such lineal descendant (which lineal descendants, their spouses, the Class B Holder, and his or her spouse are herein collectively referred to as "Class B Holder's Family Members");

                       (B) The trustee of a trust (including a voting trust) principally for the benefit of such Class B Holder and/or one or more of his or her Permitted Transferees described in each subclause of this clause (i) other than this subclause (B), provided that such trust may also grant a general or special power of appointment to one or more of such Class B Holder's Family Members and may permit trust assets to be used to pay taxes, legacies and other obligations of the trust or of the estates of one or more of such Class B Holder's Family Members payable by reason of the death of any of such Class B Holder's Family Members;

                       (C) Any organization, contributions to which are deductible for federal income, estate or gift tax purposes or any split-interest trust described in Section 4947 of the Internal Revenue Code, as it may from time to time be amended (hereinafter called a "Charitable Organization");

                       (D) A corporation, if a majority of the beneficial ownership of outstanding capital stock of such corporation which is entitled to vote for the election of directors is owned by, or a partnership if a majority of the beneficial ownership of the partnership is held by, the Class B Holder or his or her Permitted Transferees determined under this clause (i), provided that if by reason of any change in the ownership of such stock or partnership interests, such corporation or partnership would no longer qualify as a Permitted Transferee, all shares of Class B Stock then held by such corporation or partnership shall, upon the election of the Corporation given by written notice to such corporation or partnership, without further act on anyone's part, be converted into shares of Common Stock effective upon the date of the giving of such notice, and stock certificates formerly representing such shares of Class B Stock shall thereupon and thereafter be deemed to represent the like number of shares of Common Stock; and

                       (E) The estate of such Class B Holder.

                  (ii) In the case of a Class B Holder holding the shares of Class B Stock in question as trustee pursuant to a trust (other than a Charitable Organization or any trust described in clause (iii) below), "Permitted Transferee" means (A) any person transferring Class B Stock to such trust and (B) any Permitted Transferee of any such transferor determined pursuant to clause (i) above.

                  (iii) In the case of a Class B Holder holding the shares of Class B Stock in question as trustee pursuant to a trust (other than a Charitable Organization) which was irrevocable on the date of initial issuance to such Class B Holder (hereinafter in this Section III called the "Record Date"), "Permitted Transferee" means (A) any person to whom or for whose benefit principal may be distributed either during or at the end of the term of such trust whether by power of appointment or otherwise and (B) any Permitted Transferee of any such person determined pursuant to clause
(i) above.

                  (iv) In the case of a Class B Holder which is a Charitable Organization holding record and beneficial ownership of the shares of Class B Stock in question, "Permitted Transferee" means any Class B Holder.

                  (v) In the case of a Class B Holder which is a corporation or partnership (other than a Charitable Organization) acquiring record and beneficial ownership of the shares of Class B Stock in question upon its initial issuance by the Corporation, "Permitted Transferee" means
(A) any partner of such partnership, or stockholder of such corporation, on the Record Date, (B) any person transferring such shares of Class B Stock to such corporation or partnership, and (C) any Permitted Transferee of any such person, partner, or stockholder referred to in subclauses (A) and (B) of this clause (v), determined under clause (i) above.

                  (vi) In the case of a Class B Holder which is a corporation or partnership (other than a Charitable Organization or a corporation or partnership described in clause (v) above) holding record and beneficial ownership of the shares of Class B Stock in question, "Permitted Transferee" means (A) any person transferring such shares of Class B Stock to such corporation or partnership and (B) any Permitted Transferee of any such transferor determined under clause (i) above.

                  (vii) In the case of a Class B Holder which is the estate of a deceased Class B Holder, or which is the estate of a bankrupt or insolvent Class B Holder, which holds record and beneficial ownership of the shares of Class B Stock in question, "Permitted Transferee" means a Permitted Transferee of such deceased, bankrupt or insolvent Class B Holder as determined pursuant to clause (i), (ii), (iii), (iv), (v) or (vi) above, as the case may be.

         (b) Notwithstanding anything to the contrary set forth herein, any Class B Holder may pledge such Class B Holder's shares of Class B Stock to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares shall not be transferred to or registered in the name of the pledgee and shall remain subject to the provisions of this Section III. In the event of foreclosure or other similar action by the pledgee, such pledged shares of Class B Stock may only be transferred to a Permitted Transferee of the pledgor or converted into shares of Common Stock, as the pledgee may elect.

         (c)   For purposes of this Section III:

                  (i) The relationship of any person that is derived by or through legal adoption shall be considered a natural one.

                  (ii) Each joint owner of shares of Class B Stock shall be considered a "Class B Holder" of such shares.

                  (iii) A minor for whom shares of Class B Stock are held pursuant to a Uniform Gifts to Minors Act or similar law shall be considered a Class B Holder of such shares.

                  (iv) Unless otherwise specified, the term "person" means both natural persons and legal entities.

                  (v) Without derogating from the election conferred upon the Corporation pursuant to subclause (D) of clause (i) above, each reference to a corporation shall include any successor corporation resulting from merger or consolidation and each reference to a partnership shall include any successor partnership resulting from the death or withdrawal of a partner.

         (d) Any transfer of shares of Class B Stock not permitted hereunder shall result in the conversion of the transferee's shares of Class B Stock into shares of Common Stock, effective the date on which certificates representing such shares are presented for transfer on the books of the Corporation. The Corporation may, in connection with preparing a list of stockholders entitled to vote at any meeting of stockholders, or as a condition to the transfer or the registration of shares of Class B Stock on the Corporation's books, require the furnishing of such affidavits or other proof as it deems necessary to establish that any person is the beneficial owner of shares of Class B Stock or is a Permitted Transferee.

         (e) At any time when the number of outstanding shares of Class B Stock as reflected on the stock transfer books of the Corporation falls below 2.5% of the aggregate number of the issued and outstanding shares of the Common Stock and Class B Stock of the Corporation, or the Board of Directors and the holders of a majority of the outstanding shares of Class B Stock approve the conversion of all of the Class B Stock into Common Stock, then, immediately upon the occurrence of either such event, the outstanding shares of Class B Stock shall be converted into shares of Common Stock. In the event of such a conversion, certificates formerly representing outstanding shares of Class B Stock shall thereupon and thereafter be deemed to represent the like number of shares of Common Stock.

         (f) Shares of Class B Stock shall be registered in the names of the beneficial owners thereof and not in "street" or "nominee" name. For this purpose, a "beneficial owner" of any shares of Class B Stock shall mean a person who, or an entity which, possesses the power, either singly or jointly, to direct the voting or disposition of such shares. The Corporation shall note on the certificates for shares of Class B Stock the restrictions on transfer and registration of transfer imposed by this
Section III.

IV. Conversion Rights.

         (a) Subject to the terms and conditions of this Section IV, each share of Class B Stock shall be convertible at any time or from time to time, at the option of the respective holder thereof, at the office of any transfer agent for Class B Stock, and at such other place or places, if any, as the Board of Directors may designate, or, if the Board of Directors shall fail so to designate, at the principal office of the Corporation (attention of the Secretary of the Corporation), into one (1) fully paid and nonassessable share of Common Stock. Upon conversion, the Corporation shall make no payment or adjustment on account of dividends accrued or in arrears on Class B Stock surrendered for conversion or on account of any dividends on the Common Stock issuable on such conversion. Before any holder of Class B Stock shall be entitled to convert the same into Common Stock, he shall surrender the certificate or certificates for such Class B Stock at the office of said transfer agent (or other place as provided above), which certificate or certificates, if the Corporation shall so request, shall be duly endorsed to the Corporation or in blank or accompanied by proper instruments of transfer to the Corporation or in blank (such endorsements or instruments of transfer to be in form satisfactory to the Corporation), and shall give written notice to the Corporation at said office that he elects so to convert said Class B Stock in accordance with the terms of this Section IV, and shall state in writing therein the name or names in which he wishes the certificate or certificates for Common Stock to be issued. Every such notice of election to convert shall constitute a contract between the holder of such Class B Stock and the Corporation, whereby the holder of such Class B Stock shall be deemed to subscribe for the amount of Common Stock which he shall be entitled to receive upon such conversion, and, in satisfaction of such subscription, to deposit the Class B Stock to be converted and to release the Corporation from all liability thereunder, and thereby the Corporation shall be deemed to agree that the surrender of the certificate or certificates therefor and the extinguishment of liability thereon shall constitute full payment of such subscription for Common Stock to be issued upon such conversion. The Corporation will as soon as practicable after such deposit of a certificate or certificates for Class B Stock, accompanied by the written notice and the statement above prescribed, issue and deliver at the office of said transfer agent (or other place as provided above) to the person for whose account such Class B Stock was so surrendered, or to his nominee or nominees, a certificate or certificates for the number of full shares of Common Stock to which he shall be entitled as aforesaid. Subject to the provisions of subsection (d) of this Section IV, such conversion shall be deemed to have been made as of the date of such surrender of the Class B Stock to be converted; and the person or persons entitled to receive the Common Stock issuable upon conversion of such Class B Stock shall be treated for all purposes as the record holder or holders of such Common Stock on such date.

         (b) The issuance of certificates for shares of Common Stock upon conversion of shares of Class B Stock shall be made without charge for any stamp or other similar tax in respect of such issuance. However, if any such certificate is to be issued in a name other than that of the holder of the share or shares of Class B Stock converted, the person or persons requesting the issuance thereof shall pay to the Corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the Corporation that such tax has been paid.

         (c) The Corporation shall not be required to convert Class B Stock, and no surrender of Class B Stock shall be effective for that purpose, while the stock transfer books of the Corporation are closed for any purpose; but the surrender of Class B Stock for conversion during any period while such books are so closed shall become effective for conversion immediately upon the reopening of such books, as if the conversion had been made on the date such Class B Stock was surrendered.

         (d) The Corporation covenants that it will at all times reserve and keep available, solely for the purpose of issue upon conversion of the outstanding shares of Class B Stock, such number of shares of Common Stock as shall be issuable upon the conversion of all such outstanding shares, provided that nothing contained herein shall be construed to preclude the Corporation from satisfying its obligations in respect of the conversion of the outstanding shares of Class B Stock by delivery of shares of Common Stock which are held in the treasury of the Corporation. The Corporation covenants that if any shares of Common Stock required to be reserved for purposes of conversion hereunder require registration with or approval of any governmental authority under any federal or state law before such shares of Common Stock may be issued upon conversion, the Corporation will use its best efforts to cause such shares to be duly registered or approved, as the case may be. The Corporation will endeavor to list the shares of Common Stock required to be delivered upon conversion prior to such delivery upon each national securities exchange, if any, upon which the outstanding Common Stock is listed at the time of such delivery. The Corporation covenants that all shares of Common Stock which shall be issued upon conversion of the shares of Class B Stock, will, upon issue, be fully paid and nonassessable and not entitled to any pre-emptive rights.

V.    Liquidation Rights.

In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of each series of Preferred Stock shall be entitled to receive, out of the net assets of the Corporation, an amount for each share equal to the amount fixed and determined by the Board of Directors in any resolution or resolutions providing for the issuance of any particular series of Preferred Stock, plus an amount equal to all dividends accrued and unpaid on shares of such series to the date fixed for distribution, and no more, before any of the assets of the Corporation shall be distributed or paid over to the holders of Common Stock or Class B Stock.

After payment in full of said amounts to the holders of Preferred Stock of all series, the remaining assets and funds of the Corporation shall be divided among and paid to the holders of Common Stock and Class B Stock as follows: (i) before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for the holders of Class B Stock, the holders of the shares of Common Stock (including those persons who shall become holders of Common Stock by reason of converting their shares of Class B Stock) shall be entitled to receive $0.25 per share (the "Common Stock Initial Liquidation Amount"); (ii) before any additional payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for the holders of Common Stock following the payment of the Common Stock Initial Liquidation Amount, the holders of Class B Stock shall be entitled to receive $0.50 per share (the "Class B Liquidation Amount"); and (iii) before any additional payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for the holders of Class B Stock following the payment of the Class B Liquidation Amount, the holders of Common Stock (including those persons who shall become holders of Common Stock by reason of converting their shares of Class B Stock) shall be entitled to receive $0.25 per share (the "Common Stock Additional Liquidation Amount" and, together with the Common Stock Initial Liquidation Amount, the "Common Stock Liquidation Amount"). Following the payment or setting apart for payment of the Common Stock Liquidation Amount and the Class B Liquidation Amount, the holders of Common Stock and Class B Stock shall participate pari passu and be entitled to receive, on a pro rata basis, the remaining assets of the Corporation or proceeds therefrom available for distribution to the holders of Common Stock and Class B Stock. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation or proceeds thereof:
(i) distributable among the holders of the shares of Common Stock shall be insufficient to pay in full the Common Stock Initial Liquidation Amount and liquidating payments on any other shares of stock ranking, as to liquidation, dissolution or winding up, on a parity with the Common Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Common Stock and any such other stock ratably in accordance with the respective amounts which would be payable on such shares of Common Stock and any such other stock if all amounts payable thereon were paid in full; (ii) distributable among the holders of the shares of Class B Stock shall be insufficient to pay in full the Class B Liquidation Amount and liquidating payments on any other shares of stock ranking, as to liquidation, dissolution or winding up, on a parity with the Class B Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Class B Stock and any such other stock ratably in accordance with the respective amounts which would be payable on such shares of Class B Stock and any such other stock if all amounts payable thereon were paid in full; (iii) distributable among the holders of the shares of Common Stock shall be insufficient to pay in full the Common Stock Additional Liquidation Amount and liquidating payments on any other shares of stock ranking, as to liquidation, dissolution or winding up, on a parity with the Common Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Common Stock and any such other stock ratably in accordance with the respective amounts which would be payable on such shares of Common Stock and any such other stock if all amounts payable thereon were paid in full. For the purposes of this Section V, (i) a consolidation or merger of the Corporation with one or more corporations, (ii) a sale or transfer of all or substantially all of the Corporation's assets or (iii) a statutory share exchange shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary.

B.    PREFERRED STOCK

The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of this Article Third, to provide for the issuance of the preferred shares in series, and by filing a certificate pursuant to the General Corporation Law of Delaware, to establish the number of shares to be included in each such series, and to fix the designations, relative rights, preferences and limitations of the shares of each such series. The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

         (a) The number of shares constituting that series and the distinctive designations of that series;

         (b) The dividend rate on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends of shares of that series;

         (c) Whether that series shall have voting rights, in addition to the voting rights provided by law and, if so, the terms of such voting rights;

         (d) Whether that series shall have conversion privileges and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

         (e) Whether or not the shares of that series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

         (f) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series and, if so, the terms and amount of such sinking fund;

         (g) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

         (h) Any other relative rights, preferences and limitations of that series. Dividends on outstanding preferred shares shall be declared and paid, or set apart for payment, before any dividends shall be declared and paid, or set apart for payment, on the common shares with respect to the dividend period. Any and all such shares issued, and for which the full consideration has been paid or delivered shall be deemed fully paid stock and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon.

FOURTH:  The duration of such Corporation shall be perpetual.

FIFTH: The name and mailing address of the Corporation's Registered Agent and Office in the State of Delaware are: The Prentice-Hall Corporation System, Inc., 229 South State Street in the City of Dover, County of Kent, Delaware 19901.

SIXTH: Each director shall be elected by the stockholders at each annual meeting and shall hold office until the next annual meeting of stockholders and until such director's successor shall have been elected and qualified. The term of office of each director in office at the time this Article SIXTH becomes effective shall expire at the annual meeting of stockholders next held after the effectiveness of this Article SIXTH.

SEVENTH: No holder of shares of the Corporation of any class, now or hereafter authorized, shall have any preferential or preemptive right to subscribe for, purchase or receive any shares of the Corporation of any class, now or hereafter authorized, or any options or warrants for such shares, or any rights to subscribe for or purchase such shares, or any securities convertible into or exchangeable for such shares, which may at any time be issued, sold or offered for sale by the Corporation.

EIGHTH: A director of the Corporation shall not personally be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation law, or (iv) for any transaction from which the director derived an improper personal benefit.

NINTH: Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation, and the ability of the stockholders to consent in writing to the taking of any action is hereby specifically denied.

TENTH: The Board of Directors of the Corporation shall have the power to amend the By-Laws of the Corporation.


         IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be executed on its behalf on this ___ day of , 2001.


                                     Fedders Corporation

                                     By:      __________________________
                                              Kent E. Hansen
                                              Executive Vice President and
                                              Secretary


                                  ANNEX B

                       FAIRNESS OPINION OF TM CAPITAL


March 1, 2001



Board of Directors
Fedders Corporation
Westgate Corporate Center
505 Martinsville Road
P.O. Box 813
Liberty Corner, NJ  07938

Gentlemen:

         We understand that Fedders Corporation ("Fedders" or the "Company") is undertaking a transaction whereby the Company intends to combine its Class A Stock and Common Stock into a single class of Common Stock (the "New Common Stock") in accordance with the Restated Certificate of Incorporation. We further understand that each share of Class A Stock would be exchanged for one share of New Common Stock, each share of Common Stock would be exchanged for 1.1 shares of New Common Stock and each share of Class B Stock would be exchanged for 1.1 shares of New Class B Stock (the "Proposed Recapitalization"). We understand that the Proposed Recapitalization will be submitted to the shareholders of the Class A Stock and the shareholders of the Common Stock (collectively, the "Shareholders") for approval at a special meeting of the Shareholders.

         You have asked our written opinion as to the fairness, from a financial point of view, of the Proposed Recapitalization to the Shareholders of Fedders (our "Opinion").

         In arriving at our Opinion set forth below, we have, among other things:

         (1) Reviewed the Company's Forms 10-K and related financial information for the years ended August 31, 1996 to 2000 and the Company's Form 10-Q and the related unaudited financial information for the three months ended November 30, 2000;

         (2) Reviewed the Company's Schedule 14A filed in connection with its Annual Meeting held December 19, 2000 and subsequent Forms 4 and Forms 13-F;

         (3) Reviewed the historical market prices and trading activity for the Class A Stock and the Common Stock for the period from January 2, 1998 to February 22, 2001;

         (4) Reviewed the historical market prices for the Class A Stock and the Common Stock and compared them with that of certain publicly traded companies which we deemed to be relevant;

         (5) Compared the financial position and results of operations of the Company with that of certain companies which we deemed to be relevant;

         (6) Reviewed and analyzed the terms of transactions in which public companies with two classes of publicly traded common stock were combined into a single class of stock;

         (7) Reviewed and analyzed the terms of transactions in which public companies with two classes of common stock were acquired;

         (8) Reviewed and analyzed premiums paid in relevant transactions in which the purchaser acquired a controlling share of the target company; and

         (9) Conducted other financial analyses and investigations as we deemed necessary or appropriate in arriving at our Opinion.

         In preparing our Opinion, we have relied on the accuracy and completeness of all information that was available to us from public sources, that was supplied or otherwise made available to us by the Company or was otherwise reviewed by us and we have not assumed any responsibility to independently verify such information. We have also relied upon assurances of the management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor have we been furnished with any such evaluations or appraisals.

         This opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to whether any such shareholder of Fedders should or should not vote to approve the Proposed Recapitalization. This opinion does not address the relative merits of the Proposed Recapitalization and any other transactions or business strategies discussed by the Board of Directors of the Company. Our opinion is based on economic, monetary and market conditions existing on the date hereof.

         TM Capital Corp. is currently acting as financial advisor to the Company in connection with the Proposed Recapitalization and will be receiving a fee in connection with the rendering of this opinion. TM Capital Corp. is familiar with the Company having served as financial advisor to Fedders and received customary compensation for the rendering of such services.

         On the basis of, and subject to the foregoing, we are of the opinion as of the date hereof the Proposed Recapitalization is fair to the shareholders of the Class A Stock and the shareholders of the Common Stock from a financial point of view.

         This opinion has been prepared for the information of the Board of Directors of the Company in connection with the Proposed Recapitalization and shall not be reproduced, summarized, described or referred to, provided to any person or otherwise made public or used for any other purpose without the prior written consent of TM Capital Corp., provided, however, that this letter may be reproduced in full in the Form S-4 filed by the Company related to the Proposed Recapitalization.

                                       Very truly yours,

                                       TM CAPITAL CORP.


                                       Michael S. Goldman
                                       Senior Vice President



                                  ANNEX C

    SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

         (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to ss. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to ss. 251 (other than a merger effected pursuant to ss. 251(g) of this title), ss. 252, ss. 254, ss. 257, ss. 258, ss. 263 or ss. 264 of this title:

         (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of ss. 251 of this title.
         (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to ss.ss. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                  a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

                  b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                  c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

                  d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

         (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under ss. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

         (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

         (d)  Appraisal rights shall be perfected as follows:

         (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

         (2) If the merger or consolidation was approved pursuant to ss. 228 or ss. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

         (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and
(d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

         (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

         (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

         (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

         (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.